Exhibit 99.1

MANA G E M E N T P R O X Y C I R C U L A R A N N U A L M E E T I N G O F S H A R E H O L D E R S | A P R I L 9 , 2 0 2 4 Y OU R V O T E I S I M P O R T A N T Please take some time to read this management proxy circular for important information about the business of the meeting and to learn more about Scotiabank scotiabank.com/annualmeeting

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document and any document incorporated by reference herein regarding the bank’s financial projections, objectives, visions and goals, regarding the outlook for the bank’s businesses and for the Canadian, U.S. and global economies, and regarding environmental, social and governance (“ESG”), including climate-related, projections, objectives, vision and goals (collectively, our “ESG Objectives”), such as our net-zero and interim emissions targets, our statement on thermal coal, and our climate-related finance target. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance and ESG Objectives will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; technological changes and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the bank require the bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services; which may result in data breaches, unauthorized access to sensitive information, and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change, sustainability and other ESG risks that may arise, including from the bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the bank’s business, results of operations, financial condition and prospects; and the bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the bank’s actual performance to differ materially from that contemplated by forward-looking statements. Certain statements in this document are based on hypothetical or severely adverse scenarios and assumptions, and these statements should not necessarily be viewed as being representative of current or actual risk or forecasts of expected risk. The bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the bank’s results. For more information, please see the “Risk Management” section of the bank’s 2023 annual report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 annual report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2024 Priorities” sections are based on the bank’s views and the actual outcome is uncertain. Readers should carefully consider the above-noted factors and other uncertainties and potential events, including when relying on forward-looking statements to make decisions with respect to the bank and its securities.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting shareholders, analysts and other readers in understanding the bank’s financial position, objectives and priorities, anticipated financial performance and ESG Objectives as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. No representation or warranty, express or implied, is or will be made in relation to the accuracy, reliability or completeness of the information contained in this document. Except as required by law, the bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the bank, including the bank’s annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

ADDITIONAL CAUTION REGARDING ESG-RELATED DISCLOSURES

In setting and implementing our ESG Objectives, and in preparing this document, the bank has made various assumptions, including about technological, economic, scientific and legal trends and developments, in light of an evolving policy and regulatory environment. As such, the data, analysis, strategy and other information set out in this document remain under development and subject to evolution, amendment, update and restatement over time. The bank specifically cautions readers of the following:

•

The terms “ESG”, “net-zero”, “carbon neutral”, “sustainable finance”, “carbon-related finance” and similar terms, taxonomies and criteria are evolving, and the bank’s use of such terms may change to reflect such evolution. Any references to such terms in this document are references to the internally defined criteria of the bank and not to any particular regulatory definition or voluntary standard.

•

The bank has assumed continued growth in its clients’ investments in and expenditures on ESG activities. The bank has also assumed ordinary rates of growth and development of the bank’s business, including in the products and services it provides to clients in all sectors, in its own investments, in its subsidiaries and in its geographic footprint. If any of these assumptions prove incorrect, the bank may not be able to meet its ESG Objectives and may need to update or revise them.

•

The evolution of the policy and regulatory environment relating to ESG issues, and climate-related issues in particular, may result in updates or revisions to forward-looking statements and other information contained in this document. There could also be changes to the market practices, taxonomies, methodologies, scenarios, frameworks, criteria and standards (collectively, “ESG Standards”) that governmental and non-governmental entities, the financial sector, the bank and its clients use to classify, assess, measure, report on and verify ESG activities, including for inclusion toward the bank’s ESG Objectives. In some cases, applicable ESG Standards may not yet exist. The bank may update its ESG Objectives, its plans to achieve them, its progress toward them, and its estimates of the impact of this progress, as appropriate, in light of new and evolving ESG Standards.

•

In setting and implementing its ESG Objectives, the bank relies on data obtained from clients and other third-party sources. The bank’s use of third-party data cannot be taken as an endorsement of the third-party or its data or be construed as granting any form of intellectual property. Although the bank believes these sources are reliable, the bank has not independently verified all third-party data, or assessed the assumptions underlying such data, and cannot guarantee their accuracy. The data used by the bank in connection with its ESG Objectives may be limited in quality, unavailable, or inconsistent across sectors, and we have no guarantee that third parties will comply with our policies and procedures in respect of the collection of this data. Certain third-party data may also change over time as ESG Standards evolve. These factors could have a material effect on the bank’s ESG Objectives and ability to meet them.

•

The bank and its clients may need to purchase carbon and clean energy instruments (“Environmental Attributes”) to meet its ESG Objectives. The market for Environmental Attributes is still developing and their availability may be limited. Some Environmental Attributes are also subject to the risk of invalidation or reversal, and the bank provides no assurance of the treatment of any such Environmental Attributes in the future. There may also be changes to applicable regulations and standards that impact the market for Environmental Attributes. The maturity, liquidity and economics of this market may make it more difficult for the bank to achieve its ESG Objectives.

•

This document may provide addresses of or contain hyperlinks to websites that are not owned or controlled by the bank. Each such address or hyperlink is provided solely for the recipient’s convenience, and the content of linked third-party websites is not in any way included or incorporated by reference into this document. The bank takes no responsibility for such websites or their content, or for any loss or damage that may arise from their use. If you decide to access any of the third-party websites linked to this document, you do so at your own risk and subject to the terms and conditions of such websites.

Scotiabank’s vision is to be our clients’ most trusted financial partner, to deliver sustainable, profitable growth and maximize total shareholder return.

Guided by our purpose – for every futureTM – we help our clients, their families and their communities achieve success through a broad range of advice, products and services.

Notice of annual meeting of common shareholders of The Bank of Nova Scotia

WHEN	WHERE	LIVE WEBCAST

Tuesday, April 9, 2024	Scotiabank Centre	https://web.lumiagm.com/404563185

9:00 a.m. (Eastern)	Scotia Plaza, 40 King Street West, 2nd floor

Toronto, Ontario M5H 3Y2

Our annual meeting will once again be held both in person and online via live webcast, allowing shareholders to attend the meeting, vote their shares, and submit questions using either method.

Please see page 9 for information about attending the meeting, voting and submitting questions.

AT THE MEETING YOU WILL BE ASKED TO:

1.	Receive our financial statements for the year ended October 31, 2023 and the auditor’s report on the statements
2.	Elect directors
3.	Appoint auditor
4.	Vote on an advisory resolution on our approach to executive compensation
5.	Vote on the shareholder proposals
6.	Consider any other business that may properly come before the meeting

You can read about each item of business beginning on page 6 of the management proxy circular, which describes the meeting, who can vote, and how to vote.

Holders of common shares on February 13, 2024, the record date, are eligible to vote at the meeting (subject to Bank Act (Canada) restrictions). There were 1,222,132,754 common shares outstanding on this date.

By order of the board,

Julie A. Walsh

Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer

Toronto, Ontario, Canada

February 13, 2024

YOUR VOTE IS

IMPORTANT

As a Scotiabank shareholder, it is important to vote your shares at the upcoming meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 9 of the management proxy circular.

If you cannot attend the meeting, you should complete, sign and return your proxy or voting instruction form to vote your shares. We encourage you to vote your shares prior to the annual meeting. Your vote must be received by our transfer agent, Computershare Trust Company of Canada, by 9:00 a.m. (Eastern) on April 5, 2024.

Welcome to our 192nd annual meeting of shareholders

Aaron W. Regent

Chair of Scotiabank’s

Board of Directors

L. Scott Thomson

President and Chief Executive Officer

Dear fellow shareholders,

We are pleased to invite you to Scotiabank’s annual general meeting in Toronto on April 9, 2024.

This management proxy circular provides shareholders with important information, including the bank’s approach to corporate governance matters and executive compensation, as well as other business that will be conducted at the meeting. We encourage you to review this circular and vote your shares.

Shareholders may choose to attend our annual meeting either in person or online via a live webcast. Both options will allow for full shareholder participation by viewing the meeting, voting their shares and submitting questions.

Amidst a challenging global economic environment, the past year has also been one of transition for Scotiabank as we unveiled our new strategy to deliver sustainable and profitable growth. The bank’s board and leadership team thank you for your continued engagement and confidence in our bank.

We look forward to hearing from our shareholders directly as we welcome you on April 9.

2	Scotiabank

What’s inside

Management proxy circular	3

Management proxy circular

You have received this management proxy circular because you owned Scotiabank common shares as of the close of business on February 13, 2024 (the record date) and are entitled to vote at our annual meeting.

Management is soliciting your proxy for the annual meeting on April 9, 2024.

This document tells you about the meeting, governance, executive compensation, other information, and shareholder proposals at Scotiabank. We have organized it into five sections to make it easy to find what you are looking for and to help you vote with confidence.

We pay the cost of proxy solicitation for all registered and non-registered (beneficial) shareholders. We are soliciting proxies mainly by mail, but you may also be contacted by employees of Scotiabank, our transfer agent, Computershare Trust Company of Canada (Computershare), or our proxy solicitation firm, Kingsdale Advisors. We have retained Kingsdale Advisors to help us with this process at an estimated cost of $50,000.

Unless indicated otherwise, information in this management proxy circular (circular) is as of February 7, 2024 and all dollar amounts are in Canadian dollars.

DELIVERY OF MEETING MATERIALS

Notice and access

As permitted by the Canadian Securities Administrators (CSA) and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions (OSFI), we are using “notice and access” to deliver this circular to both our registered and beneficial shareholders. This means that this circular will be posted online for you to access instead of receiving a physical copy in the mail. Notice and access gives shareholders more choice, allows for faster access to this circular, reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a physical copy of the form of proxy in the mail if you are a registered shareholder or the voting instruction form if you are a beneficial shareholder so that you can vote your shares. However, instead of receiving a physical copy of the circular, you will receive a notice explaining how to access this circular electronically and how to request a physical copy. Physical copies of the circular will also be provided to shareholders who have standing instructions to receive physical copies of meeting materials.

How to access the circular electronically

This circular is available on the website of Computershare (www.envisionreports.com/scotiabank2024), SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov).

In this document:

•  we, us, our, the bank and Scotiabank mean The Bank of Nova Scotia

•  you and your mean holders of our common shares

•   common shares and shares mean the bank’s common shares

•   annual meeting, AGM, and meeting mean the annual meeting of common shareholders of the bank

4	Scotiabank

Delivery of the annual report

How we deliver our annual report to you depends on whether you are a registered shareholder or a beneficial shareholder.

You are a registered shareholder if the shares you own are registered directly in your name with Computershare. If this is the case, your name will appear on a share certificate or a statement from a direct registration system confirming your shareholdings. You are a beneficial shareholder if the shares you own are registered for you in the name of an intermediary such as a securities broker, trustee, or financial institution.

Registered shareholders

Registered shareholders who have not opted out of receiving our annual report will receive a physical copy, unless they have consented to electronic delivery. Please refer to “Receiving shareholder materials by email” under “Information about voting” for more information on signing up to receive shareholder materials by email.

Beneficial shareholders

As permitted under securities laws, we are using notice and access to deliver our annual report to beneficial shareholders. You may access the annual report online in the same manner as described in “How to access the circular electronically”. Physical copies of the annual report will also be provided to shareholders who have standing instructions to receive physical copies of meeting materials.

How to request a physical copy of materials provided to you through notice and access

Shareholders may request a physical copy of this circular or our annual report, at no cost, up to one year from the date the circular was filed on SEDAR+. If you would like to receive a physical copy prior to the meeting, please follow the instructions provided in the notice or contact Computershare at the contact information provided on the back cover of this circular. A copy of the requested documents will be sent to you within three business days of your request. If you request a physical copy of any materials, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.

Questions?

If you have questions about notice and access or to request a physical copy of this circular or our annual report after the meeting at no charge, you can contact Computershare at the contact information provided on the back cover of this circular.

FOR MORE INFORMATION

You can find financial information about Scotiabank in our 2023 consolidated financial statements and management’s discussion and analysis (MD&A). Financial information and other information about Scotiabank, including our annual information form (AIF) and quarterly financial statements are available on our website (www.scotiabank.com), SEDAR+ (www.sedarplus.ca), or on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov).

Copies of these documents, this circular and any document incorporated by reference, are available for free by writing to:

Corporate Secretary of The Bank of Nova Scotia

40 Temperance Street

Toronto, Ontario

Canada M5H 0B4

corporate.secretary@scotiabank.com

You can also communicate with our board of directors by writing to the Chair of the Board at chair.board@scotiabank.com.

1

ABOUT THE

MEETING

Read about the items of business and how

to vote your shares

2

GOVERNANCE

Learn about our board’s governance practices

3

EXECUTIVE COMPENSATION

Find out what we paid

our senior executives for 2023 and why

4

OTHER INFORMATION

Read additional disclosure about

the bank

5

SHAREHOLDER PROPOSALS

Read the proposals we received from shareholders and learn how and why we recommend voting in relation to each

Management proxy circular	5

1	About the meeting

Business of the meeting

1. RECEIVE FINANCIAL STATEMENTS

Our consolidated financial statements and MD&A for the year ended October 31, 2023, together with the auditor’s report on those statements, will be presented at the meeting. You will find these documents in our annual report, which is available on our website.

2. ELECT DIRECTORS

Under our majority voting policy, you will elect 14 directors individually to serve on our board until the close of the next annual meeting or until their successors are elected or appointed. You can find information about the nominated directors beginning on page 14 and our majority voting policy on page 53.

The board recommends you vote for each nominated director The board recommends you vote for KPMG LLP as our independent auditor

3. APPOINT AUDITOR

You will vote on appointing the independent auditor. The board recommends that KPMG LLP (KPMG) be re-appointed as the shareholders’ auditor until the close of the next annual meeting. The board assessed the performance and independence of KPMG and confirmed that KPMG is independent of the bank within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. KPMG was appointed our sole auditor in March 2006 following a comprehensive assessment of our two auditors to determine which firm should be appointed as sole auditor. Last year, the vote was 86.36% for KPMG as auditor. Representatives of KPMG will attend the meeting.

The bank has robust policies and procedures in place to assess auditor performance, objectivity, and independence. The audit and conduct review committee, which is composed entirely of independent directors, oversees and evaluates the external auditor. The committee recognizes the importance of maintaining auditor independence while balancing a need for continuity of institutional knowledge to ensure the auditor has the necessary experience to effectively audit an international organization of significant size and complexity. When assessing auditor independence, the committee considers a number of factors, including an annual performance and independence review of the external auditor, the nature and amount of any non-audit services, mandatory partner rotations, and a comprehensive review of the auditor performed by the bank.

The bank has numerous processes in place in order to ensure auditor independence:

•  Audit and Conduct Review Committee Review (Performance): The audit and conduct review committee conducts a fulsome annual assessment on the performance of the auditor as per the bank’s Policy on the Assessment of the External Auditor with inputs from management, prior to its recommendation to the board on the auditor’s proposed appointment. The committee reviews the audit quality, auditor tenure, reasonableness of the audit fees, and the credibility of the auditor in the financial markets and with regulators.

•  Audit and Conduct Review Committee Review (Independence): The audit and conduct review committee takes into consideration both the high standards of independence that the bank employs in reviewing relationships with the auditor, which further mitigate potential concerns of familiarity due to auditor tenure, and the importance of the auditor’s institutional knowledge. The committee also considers the nature and extent of any non-audit service fees when assessing independence, which only represent 4.55% of the total auditor’s fees in 2023.

6	Scotiabank

•   Mandatory Partner Rotations: The mandated rotation of lead and other key engagement partners of KPMG, including partners auditing the different segments of the bank, provides a safeguard against familiarity threats. The lead audit engagement partner and the engagement quality control review partner rotated in 2021, and the corporate engagement partner rotated in 2022.

•   Comprehensive Review: The audit and conduct review committee also conducts an in-depth comprehensive review of our external auditor every five years using the standardized toolkit developed by CPA Canada, the Canadian Public Accountability Board (CPAB), and the Institute of Corporate Directors (ICD), prior to its recommendation to the board regarding the auditor. This approach is consistent with the conclusions and recommendations from the CPA Canada/CPAB/ICD Enhancing Audit Quality initiative, which state that a committee’s periodic comprehensive review is the preferred alternative to mandatory firm rotation or re-tendering for addressing the institutional familiarity threat and enhancing audit quality. The most recent comprehensive review using the CPA Canada/CPAB/ICD toolkit was conducted in 2020 and raised no significant concerns with KPMG as the bank’s external auditor.

•   Strong Regulatory Framework: KPMG is an independent registered public accounting firm and is subject to external inspections by the CPAB and the Public Company Accounting Oversight Board (PCAOB), peer reviews, and oversight by the CPAB, PCAOB, the CSA, and the SEC. KPMG shares findings and other relevant matters to these inspections with our audit and conduct review committee.

•   Regular Review of Committee Membership: The corporate governance committee recommends committee composition (including committee chairs) to the board and reviews committee membership throughout the year and after the annual meeting once the board is elected. The committee also reviews committee chair succession in accordance with their term limits. This review and the committee chair term limits ensure the audit and conduct review committee members have the appropriate skills, experience, and tenure, as well as ensure the committee maintains fresh perspectives and does not develop familiarity issues.

Based on the audit and conduct review committee’s rigorous assessment of KPMG, the board has concluded that there are no concerns regarding KPMG’s tenure and independence and that KPMG should be recommended for re-appointment to shareholders at this annual meeting.

Auditor’s fees

The table below lists the services KPMG provides and the fees we paid to them for the fiscal years ended October 31, 2023 and 2022. The increase in audit fees was in line with labour market changes and also driven by an increase in the scope of certain services. The increase in fees associated with mutual funds was driven by an increase in the scope of audit services, as KPMG only audited certain mutual funds in fiscal 2022, and in fiscal 2023 transitioned to audit all mutual funds. The audit and conduct review committee can pre-approve services if they are within the scope of the policies and procedures approved by the committee.

$ millions	2023	2022

Audit services	33.0	30.4
Audit services generally relate to the statutory audits and review of financial statements, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports, and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

Audit-related services	1.0	2.6
Audit-related services include special attest services not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans and consultation and training on accounting and financial reporting.

Tax services outside of the audit scope	0.4	–
Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities.

Other non-audit services	0.9	0.4
Other non-audit services are primarily for the review and translation of English language financial statements into other languages and other services.
Total Bank and Subsidiaries	35.3	33.4
Mutual Funds	3.2	1.2
Total Fees	38.5	34.6

Management proxy circular	7

4. ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION

You can have a “say on pay” by participating in an advisory vote on our approach to executive compensation.

Since 2010, we have held this annual advisory vote to give shareholders the opportunity to provide the board with important feedback. This vote does not diminish the role and responsibility of the board. Last year, the vote was 91.62% for our approach to executive compensation. This vote support reflected the continued enhancements to our disclosure and our extensive engagement strategy throughout the year. You can read more about the bank’s approach to stakeholder engagement beginning on page 41 and our approach to executive compensation in Section 3 – Executive Compensation. Our executive compensation program supports our goal of delivering strong, consistent, and predictable results to shareholders over the longer term. Our practices meet the model policy on “say on pay” for boards of directors developed by the Canadian Coalition for Good Governance (CCGG).

You will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2024 annual meeting of shareholders of the Bank.

The board recommends you vote for our approach to executive compensation

This is an advisory vote, which means the results are not binding on the board. The human capital and compensation committee and the board review the results after the meeting and as they consider future executive compensation decisions. If a significant number of shares are voted against the advisory resolution, the human capital and compensation committee will review our approach to executive compensation in the context of any specific shareholder concerns that have been identified and may make recommendations to the board. We will disclose the human capital and compensation committee’s review process and the outcome of its review within six months of the annual meeting.

The human capital and compensation committee and the board welcome questions and comments about executive compensation at Scotiabank. We maintain an open dialogue with shareholders and consider all feedback. See the back cover for our contact information.

5. SHAREHOLDER PROPOSALS

This year you will be asked to consider three shareholder proposals. You can read the proposals and how and why the board recommends voting in relation to each proposal in Section 5.

The board recommends you vote AGAINST the proposals

The deadline for submitting proposals to be considered at next year’s annual meeting is November 15, 2024. Proposals should be sent to the Corporate Secretary of The Bank of Nova Scotia, 40 Temperance Street, Toronto, Ontario, Canada M5H 0B4 or corporate.secretary@scotiabank.com.

SHAREHOLDER APPROVAL

Each item being put to a vote requires the approval of a majority of votes cast in person or by proxy at the meeting. Directors are subject to our majority voting policy (see page 53).

You (or your proxyholder) can vote as you (or your proxyholder) wish on any other items of business properly brought before the meeting (or a reconvened meeting if there is an adjournment). As of the date of this circular, we are not aware of other matters that will be brought before the meeting.

Management does not contemplate that any nominated director will be unable to serve as a director. If, however, this does occur for any reason during or prior to the meeting, the individuals named in your proxy form or voting instruction form as your proxyholder can vote for another nominee at their discretion.

8	Scotiabank

Information about voting

WHO CAN VOTE

You are entitled to one vote per common share held on February 13, 2024, the record date.

Shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance):

•   the Government of Canada or any of its agencies

•  the government of a province or any of its agencies

•   the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•   any person who has acquired more than 10% of any class of shares of the bank.

Also, if a person, or an entity controlled by a person, beneficially owns shares that in total represent more than 20% of the eligible votes that may be cast, that person or entity may not vote any of the shares unless permitted by the Minister of Finance.

Our directors and officers are not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of our outstanding shares, as of the record date.

HOW TO VOTE

You can vote in advance of the annual meeting or during the meeting, or you can appoint someone to attend the meeting and vote your shares for you (called voting by proxy). How you vote depends on whether you are a registered or a beneficial shareholder. You are a beneficial shareholder if the shares you own are registered for you in the name of an intermediary such as a securities broker, trustee, or financial institution. You are a registered shareholder if the shares you own are registered directly in your name with Computershare. If this is the case, your name will appear on a share certificate or a statement from a direct registration system confirming your shareholdings.

Outstanding common shares 1,222,127,412 on February 7, 2024, the date of this circular 1,222,132,754 on February 13, 2024, the record date

	Beneficial shareholders	Registered shareholders

Your intermediary has sent you a voting instruction form with this package. We may not have records of your shareholdings as a beneficial shareholder, so you must follow the instructions from your intermediary to vote.

We have sent you a proxy form with this package. A proxy is a document that can authorize someone else to attend the meeting and vote for you.

Voting in advance of the annual meeting

Complete the voting instruction form and return it to your intermediary.

Your intermediary may also allow you to do this online or by telephone.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the annual meeting and vote your shares for you.

To vote online, follow the instructions on the proxy form.

Alternatively, you may complete the paper proxy form and return it to Computershare.

You can either mark your voting instructions on the proxy form or you can appoint another person (called a proxyholder) to attend the annual meeting and vote your shares for you.

Voting at the annual meeting

Beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting in person or online. This is because we and Computershare do not have a record of the beneficial shareholders of the bank, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

If you are a beneficial shareholder and wish to vote at the meeting, you MUST appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and you MUST follow all the applicable instructions, including the deadline, provided by your intermediary. See “Appointment of a third party as proxy” and “How to attend the meeting” below.

Registered shareholders may vote in person or online, as applicable, during the meeting, as further described below under “How to attend the meeting”.

Do not complete and return the proxy form in advance.

Management proxy circular	9

	Beneficial shareholders	Registered shareholders

Returning the form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

Computershare must receive your voting

instructions from your intermediary by no later than the proxy deadline, which is 9:00 a.m. (Eastern) on April 5, 2024.

The enclosed proxy form tells you how to submit your voting instructions.

Computershare must receive your proxy, including any amended proxy, by no later than the proxy deadline which is 9:00 a.m. (Eastern) on April 5, 2024.

You may return your proxy in one of the following ways:

•    by mail, in the envelope provided.

•   using the internet. Go to www.investorvote.com and follow the instructions online.

Changing your vote

If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend and vote at the annual meeting, contact your intermediary to find out what to do.

If your intermediary gives you the option of using the internet to provide your voting instructions, you can also use the internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your intermediary to confirm the deadline.

If you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

•   our Corporate Secretary, by 5:00 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes). Deliver to:

The Bank of Nova Scotia Executive Offices

ATTN: Julie Walsh, Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer

40 Temperance Street

Toronto, Ontario, Canada

M5H 0B4

Email: corporate.secretary@scotiabank.com

•   Nicola Ray Smith, Regional Senior Vice President, Atlantic Region, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes). Deliver to:

The Bank of Nova Scotia Head Office

ATTN: Nicola Ray Smith, Regional Senior Vice President

1709 Hollis Street

Halifax, Nova Scotia, Canada

B3J 1W1

•    the Chair of the meeting, before the meeting starts or any adjourned meeting reconvenes.

You can also revoke your proxy in any other way permitted by law. You can change your voting instructions by voting again using the internet. Your voting instructions must be received by Computershare by the proxy deadline noted above, or by voting at the meeting.

If you have questions or need assistance voting, please contact Kingsdale Advisors at 1-855-476-7988 (toll-free in North America) or 1-416-623-2512 (call and text enabled outside North America) or email contactus@kingsdaleadvisors.com.

10	Scotiabank

APPOINTMENT OF A THIRD PARTY AS PROXY

Your form of proxy or voting instruction form names Aaron Regent and Scott Thomson, each a director of the bank, as your proxyholder. You may appoint anyone as your proxyholder to represent you at the meeting. Your proxyholder does not have to be a shareholder of the bank. Your proxyholder must attend the meeting and vote for you. Beneficial shareholders who wish to attend the meeting in person or online MUST appoint themselves as proxyholder.

We reserve the right to accept late proxies and to waive or extend the proxy deadline with or without notice but are under no obligation to accept or reject a late proxy.

Additional information for appointing a third party as proxy if attending the meeting online

Shareholders who wish to appoint someone other than the Scotiabank proxyholders as their proxyholder to attend and participate at the meeting online and vote their shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder as described below. This includes beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate in, or vote at the meeting. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a user name that is required to vote online at the meeting.

Step 1: Submit your form of proxy or voting instruction form: To appoint someone other than the Scotiabank proxyholders as your proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted), and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a beneficial shareholder located outside of the United States and wish to vote online during the meeting, you MUST insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all the applicable instructions provided by your intermediary, AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How to attend the meeting.”

If you are a beneficial shareholder located in the United States and wish to vote online during the meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under “How to attend the meeting”, you MUST obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from beneficial shareholders located in the United States that wish to vote online at the meeting or, if permitted, appoint a third party as their proxyholder must be sent by email or by courier to: USLegalProxy@computershare.com (if by email), or Computershare, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 9:00 a.m. (Eastern) on April 5, 2024.

Step 2: Register your proxyholder: To register a third-party proxyholder to attend the meeting online, shareholders must visit http://www.computershare.com/BNS by 9:00 a.m. (Eastern) on April 5, 2024 and provide Computershare with the required proxyholder contact information OR follow the instructions provided by your intermediary on your voting instruction form so that Computershare may provide the proxyholder with a user name via email. Without a user name, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.

Shareholders who wish to appoint a proxyholder to attend the meeting in person on their behalf are not required to complete this additional registration process.

HOW TO ATTEND THE MEETING

Scotiabank is holding the meeting at the Scotiabank Centre in downtown Toronto and offering a simultaneous live webcast of the event. Shareholders and their proxyholders will be able to choose to attend the meeting either in person or online.

Management proxy circular	11

Attending in person

The meeting will take place at the Scotiabank Centre on the second floor of Scotia Plaza at 40 King Street West in Toronto. Only shareholders and duly appointed proxyholders will be granted access to the in-person meeting. All other guests will be able to attend the meeting online as described below under ‘Attending online’. If you are attending the meeting in person, proof that you are a shareholder or a duly appointed proxyholder will be verified at the registration table. Please visit scotiabank.com/annualmeeting in advance of the meeting for the most current information about attending the meeting in person.

Attending online

A simultaneous webcast of the meeting will also be offered to allow shareholders to attend the meeting online, vote their shares and submit questions.

To join the webcast, log in online at https://web.lumiagm.com/404563185. You may log in up to one hour before the meeting starts.

•  Registered shareholders and duly appointed proxyholders should click “Login” and then enter their control number/user name (see below) and the password “bns2024” (case sensitive).

•  Guests, including beneficial shareholders who have not duly appointed themselves as proxyholder and who do not have a user name, should click “Guest” and complete the online form.

If you are attending the meeting online, you must log in as a registered shareholder or duly appointed proxyholder to vote and ask questions. If you log in as a guest, you will not be able to vote or ask questions online at the meeting.

	Duly appointed proxyholders	Registered shareholders

Control number/username

Computershare will provide the proxyholder with a user name by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described previously in “Additional information for appointing a third party as proxy if attending the meeting online”.

The control number located on the form of proxy or in the email notification you received is your control number.

If you attend the annual meeting online, it is important that you are connected to the internet at all times during the meeting in order to vote at the designated times. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the annual meeting and complete the related procedures.

The Lumi platform is supported on Android 9+, iOS 1+, Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported. Internal network security protocols, including firewalls and VPN connections, may block access to the Lumi platform. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to the security settings of your organization. For further assistance, you may contact Lumi technical support at support-ca@lumiglobal.com, which is available starting one hour prior to the meeting.

For additional information about attending the meeting online, refer to our AGM user guide which will be available at scotiabank.com/annualmeeting. For general proxy matters or additional shareholder information and questions, contact Computershare at 1-877-982-8767 (toll free) or (514) 982-7555 (international).

In the event of a technical malfunction or other significant problem that disrupts the live webcast of the meeting, the Chair of the meeting will continue the meeting in person, so long as a quorum of shareholders is represented at the meeting.

VOTING AT THE MEETING

Registered shareholders and duly appointed proxyholders can vote at the appropriate times during the meeting if they have not done so in advance of the meeting. Please see “Voting at the annual meeting” set out in the chart in the preceding section “How to vote” for details on how to vote at the meeting.

SUBMITTING QUESTIONS AT THE MEETING

As in years past, the board and senior management will be available for questions from shareholders and duly appointed proxyholders. As part of our ongoing stakeholder engagement, questions may be submitted in advance of the meeting by contacting the Corporate Secretary by email or mail at the contact information provided on the back cover of this circular. Questions submitted in advance must be received by 9:00 a.m. (Eastern) on April 8, 2024 to be included in the meeting.

Questions may also be asked by shareholders and duly appointed proxyholders at the meeting. It is recommended that shareholders and duly appointed proxyholders attending the meeting online submit their questions as soon as possible during the meeting so they can be addressed at the appropriate time. Shareholders and duly appointed proxyholders attending the meeting in person will also have the opportunity to ask questions.

12	Scotiabank

As this is a shareholders’ meeting, only shareholders and duly appointed proxyholders may ask a question during the question period.

The board and senior management will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed at the end of the meeting during the question period.

To answer as many questions as possible, shareholders and duly appointed proxyholders are asked to be brief and concise and to address only one topic per question. Questions dealing with similar topics or issues may be grouped, summarized, and addressed with one response.

Shareholders who have submitted proposals for the meeting will have the opportunity to present their proposals at the appropriate time during the meeting.

The Chair of the meeting reserves the right to refuse questions he deems irrelevant to the business of the meeting or otherwise inappropriate. The Chair has broad authority to conduct the meeting in a manner that is fair to all shareholders and may exercise discretion in the order in which questions are asked and the amount of time devoted to any one question. Any questions that cannot be answered during the meeting and that have been properly put before the annual meeting will be answered as soon as practical after the meeting and posted online at scotiabank.com/annualmeeting.

HOW YOUR PROXYHOLDER WILL VOTE

Your proxyholder must vote according to the instructions you provide on your proxy form or voting instruction form. For directors and the appointment of the auditor, you may either vote for or withhold. For the advisory resolution on our approach to executive compensation you may vote for or against. For shareholder proposals, you may vote for, against, or abstain. If you do not specify how you want to vote, your proxyholder can vote your shares as they wish. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or any new matters that are properly brought before the meeting, or any postponement or adjournment.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder and do not specify how you want to vote, Aaron Regent or Scott Thomson will vote for you as follows:

•   for the election of the nominated directors to the board

•    for the appointment of the auditor

•   for the advisory resolution on our approach to executive compensation

•    against the shareholder proposals.

CONFIDENTIALITY

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with us when legally necessary, when a shareholder clearly intends to communicate with management, or when there is a proxy contest.

QUORUM

A minimum of 25% of all eligible votes must be represented at the meeting for it to take place.

VOTING RESULTS

We will post the voting results (including details about the percentage of support received for each item of business) on our website and file them with securities regulators after the meeting.

RECEIVING SHAREHOLDER MATERIALS BY EMAIL

Shareholders are encouraged to sign up to receive shareholder materials by email, including this circular, as follows:

•    Beneficial owners may go to www.proxyvote.com, use the control number provided on the voting instruction form and click on ‘Delivery Settings’ to enroll

•    Registered shareholders who hold share certificates or receive statements from a direct registration system may go to www.investorcentre.com and click on ‘Receive Documents Electronically’ to enroll.

QUESTIONS?

If you have questions or need assistance, please contact:

•   Computershare – see back cover of this circular for their contact information; or

•   Kingsdale Advisors at 1-855-476-7988 (toll-free in North America) or 1-416-623-2512 (call and text enabled outside North America) or email contactus@kingsdaleadvisors.com.

Management proxy circular	13

About the nominated directors

This year 14 directors are proposed for election to our board. Each nominee was elected at the last annual meeting of shareholders on April 4, 2023, except Michael Medline and Sandra Stuart, who joined the board on September 1, 2023.

Each director brings a range of skills, experience, and knowledge to the table. As a group, they have been selected based on their integrity, collective skills, and ability to contribute to the broad range of issues the board considers when overseeing our business and affairs. You can learn more about our expectations for directors and how the board functions beginning on page 26.

INDEPENDENCE

Having an independent board is one of the ways we make sure the board can operate independently of management and make decisions in the best interests of Scotiabank. Thirteen of our fourteen (93%) director nominees are independent and have never served as an executive of the bank. As the bank’s President and Chief Executive Officer (President and CEO), Scott Thomson is the only non-independent director.

DIVERSITY

Each director has a wealth of experience in leadership and strategy development. We believe that an important part of board effectiveness includes the unique perspectives of our directors resulting from the combination and diversity of their experience, perspectives, gender, gender identity or gender expression, age, sexual orientation, ethnicity, geographic background, and personal characteristics, along with membership within equity-deserving groups including women, People of Colour, Indigenous peoples, and people with disabilities. Read about our board diversity policy on pages 48 and 49 and how our directors’ skills and experience are represented starting on page 15.

Key skills and experience           Language skills[2]

TENURE AND TERM LIMITS

Balancing the combination of longer-serving directors with newer directors allows the board to have the insight of experience while also being exposed to fresh perspectives. Our average board tenure is 5.6 years (you can read more about tenure and term limits on page 51).

[1]  Diverse directors include those who identify as women, People of Colour, Indigenous peoples, and/or people with disabilities. Five of the nominated directors identify as women and two identify as People of Colour.

[2]  Our skills matrix asks directors to identify language skills across 10 languages. Data reflects directors who have identified intermediate or fluent skills within the languages listed.

14	Scotiabank

DIRECTOR PROFILES

Each director has provided the information about the Scotiabank shares they own or over which they exercise control or direction. This information and the details about the director deferred share units (DDSUs) they hold are as of October 31, 2023. The value of common shares and DDSUs is calculated using $56.15 (the closing price of our common shares on the Toronto Stock Exchange (TSX) on October 31, 2023) for 2023 and $65.85 (the closing price of our common shares on the TSX on October 31, 2022) for 2022. The equity ownership requirement is five times the equity portion of the annual retainer: $975,000 for directors and $1,750,000 for the Chair. Directors have five years from the date of their appointment to meet this requirement. The Independent Chair has five years from the date of their appointment as Chair to meet this requirement. The multiples in the profiles below are based on the ownership requirement in place in each year.

The attendance figures reflect the number of board and committee meetings held in fiscal 2023 and each nominee’s attendance for the time they served as a director or committee member.

We have robust director equity ownership requirements. See page 25 for details.

Aaron W. Regent Toronto, Ontario, Canada Age 58 | Director since 2013 Independent 2023 votes for: 95.76% Not eligible for re-election in April 2028

Aaron Regent is Chair of the Board of Scotiabank. He is the Founder, Chairman, and Chief Executive Officer of Magris Performance Materials Inc., a leading North American performance materials company. He was President and Chief Executive Officer of Barrick Gold Corporation from January 2009 to June 2012. Previously, Mr. Regent was Senior Managing Partner of Brookfield Asset Management, Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent holds a B.A. from the University of Western Ontario. He is a Chartered Accountant and a Fellow of CPA Ontario.

KEY SKILLS & EXPERIENCE
Accounting and finance | Capital markets | Environmental, social, and governance (ESG) matters | Human capital management and executive compensation | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 36 of 36 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board	13 of 13 / 100%		Audit and conduct review			5 of 5 / 100%
				Corporate governance			4 of 4 / 100%
				Human capital and compensation			8 of 8 / 100%
				Risk			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2023	92,422	65,233	157,655	$3,662,833	$8,852,328	5.1
	2022	92,422	53,658	146,080	$3,533,379	$9,619,368	5.5
	Change	0	11,575	11,575	$129,454	-$767,040

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Nutrien Ltd. (2018 – present)			Audit | Human resources and compensation (Chair)

Management proxy circular	15

Nora A. Aufreiter Toronto, Ontario, Canada Age 64 | Director since 2014 Independent 2023 votes for: 97.50% Not eligible for re-election in April 2030

Nora Aufreiter is a corporate director and a former senior partner of McKinsey and Company, an international consulting firm. Throughout her 27-year career at McKinsey, she held multiple leadership roles, including Managing Director of McKinsey’s Toronto office and leader of the North American Digital and Omni Channel service line, and was a member of the firm’s global personnel committees. She has worked extensively in Canada, the United States, and internationally, serving her clients in consumer-facing industries including retail, consumer and financial services, energy, and the public sector. Ms. Aufreiter holds a B.A. (Honours) in business administration from the Ivey Business School at the University of Western Ontario and an M.B.A. from Harvard Business School. In 2011, she was recognized by the Women’s Executive Network as one of “Canada’s Most Powerful Women: Top 100”. In June 2018, Ms. Aufreiter was awarded an honorary Doctor of Laws, honoris causa (LLD) at the University of Western Ontario.

KEY SKILLS AND EXPERIENCE
Environmental, social, and governance (ESG) matters | Financial services | Human capital management and executive compensation | Retail/consumer | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 25 of 25 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		13 of 13 / 100%	Corporate governance Human capital and compensation (Chair)			4 of 4 / 100% 8 of 8 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2023	6,400	34,412	40,812	$1,932,234	$2,291,594	2.4
	2022	3,200	27,390	30,590	$1,803,632	$2,014,352	2.1
	Change	3,200	7,022	10,222	$128,602	$277,242

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	MYT Netherlands Parent B.V. (Chair) (2021 – present)			Audit | Nominating, governance, and sustainability | Compensation
	The Kroger Co. (2014 – present)			Finance | Public responsibilities (Chair)

Guillermo E. Babatz Mexico City, Mexico Age 55 | Director since 2014 Independent 2023 votes for: 98.15% Not eligible for re-election in April 2029

Guillermo Babatz is the Managing Partner of Atik Capital, S.C., an advisory firm that specializes in structuring financial solutions for its clients. Previously, he was the Executive Chairman of Comision Nacional Bancaria y de Valores in Mexico from July 2007 to December 2012. Mr. Babatz holds a B.A. in economics from the Instituto Tecnologico Autonomo de Mexico in Mexico City and a Ph.D. in economics from Harvard University.

KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Financial services | Public policy | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 27 of 27 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		13 of 13 / 100%	Human capital and compensation			8 of 8 / 100%
				Risk (Chair)			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2023	2,500	29,073	31,573	$1,632,449	$1,772,824	1.8
	2022	2,500	23,358	25,858	$1,538,124	$1,702,749	1.7
	Change	0	5,715	5,715	$94,325	$70,075

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Fibra MTY, S.A.P.I. de C.V. (2015 – present)			Corporate practices | Investment

16	Scotiabank

Scott B. Bonham Atherton, California, U.S.A. Age 62 | Director since 2016 Independent 2023 votes for: 97.13% Not eligible for re-election in April 2028

Scott Bonham is a corporate director and co-founder of Intentional Capital, a privately-held real estate asset management company. From 2000 to 2015, he was co-founder of GGV Capital, an expansion stage venture capital firm with investments in the U.S. and China. Prior to GGV Capital, he served as Vice President of the Capital Group Companies, where he managed technology investments across several mutual funds from 1996 to 2000. Mr. Bonham has a B.Sc. in electrical engineering from Queen’s University and an M.B.A. from Harvard Business School.

KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Environmental, social, and governance (ESG) matters | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 22 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		13 of 13 / 100%	Audit and conduct review Corporate governance			5 of 5 / 100% 4 of 4 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2023	1,500	32,135	33,635	$1,804,380	$1,888,605	1.9
	2022	1,500	26,004	27,504	$1,712,363	$1,811,138	1.9
	Change	0	6,131	6,131	$92,017	$77,467

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Loblaw Companies Limited (2016 – present)			Audit | Risk and compliance
	Magna International Inc. (2012 – 2021)			—

Daniel (Don) H. Callahan Fairfield, Connecticut, U.S.A. Age 67 | Director since 2021 Independent 2023 votes for: 97.20% Not eligible for re-election in April 2034

Daniel (Don) Callahan is a corporate director and serves as the Non-Executive Chairman of Time USA, LLC. From 2007 until his retirement in December 2018, Mr. Callahan held several officer roles at Citigroup, including most recently as Citigroup’s Chief Administrative Officer and Global Head of Operations, Technology and Shared Services. Prior to joining Citigroup, Mr. Callahan held various senior executive positions at Morgan Stanley and Credit Suisse. Earlier in his career, he spent 12 years at IBM, where he held a number of management positions, including Director of Strategy for IBM Japan. Mr. Callahan holds a B.A. in history from Manhattanville College, where he serves as Trustee Chair Emeritus.

KEY SKILLS AND EXPERIENCE
Environmental, social, and governance (ESG) matters | Financial services | Human capital management and executive compensation | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 23 / 96%
			Meeting attendance	Committees			Meeting attendance
	Board		12 of 13 / 92%	Corporate governance Risk			4 of 4 / 100% 6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target[1]
	Year	Common shares	DDSUs
	2023	1,000	9,418	10,418	$528,821	$584,971	0.6
	2022	1,000	4,710	5,710	$310,154	$376,004	0.4
	Change	0	4,708	4,708	$218,667	$208,967

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	WEX Inc. (2019 – present)		Leadership development and compensation | Technology and cybersecurity (Chair)
	Tata Consultancy Services (2019 – 2024)						—
[1] Mr. Callahan has until 2026 to meet his equity holding requirement.

Management proxy circular	17

W. Dave Dowrich Brooklyn, New York, U.S.A. Age 56 | Director since 2022 Independent 2023 votes for: 97.52% Not eligible for re-election in April 2035

Dave Dowrich is Senior Executive Vice President and Chief Financial Officer of Teachers Insurance and Annuity Association of America (“TIAA”). Prior to joining TIAA in 2021, Mr. Dowrich served as CFO, International Businesses at Prudential Financial Inc., based in Tokyo, Japan. Prior to Prudential Financial, Mr. Dowrich held several executive positions with American International Group (“AIG”) from 2013 to 2020 in Japan and the U.S., including the role of Chief Financial Officer of AIG Japan and Asia Pacific. Previously, Mr. Dowrich held senior roles in investment banking at Goldman Sachs and Credit Suisse. He began his career as a pension consulting actuary in Toronto, Ontario. Mr. Dowrich has a B.Sc. in actuarial science and applied statistics from the University of Toronto and an M.B.A. in finance from the Wharton School of the University of Pennsylvania. He is a Fellow of the Society of Actuaries, an Associate of the Canadian Institute of Actuaries, and a Member of the American Academy of Actuaries.

	KEY SKILLS AND EXPERIENCE
	Accounting and finance | Capital markets | Environmental, social, and governance (ESG) matters | Financial services | Risk management

	OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 24 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board	13 of 13 / 100%			Audit and conduct review Risk		5 of 5 / 100% 6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target	[1]
	Year	Common shares	DDSUs
	2023	1,000	6,157	7,157	$345,716	$401,866	0.4
	2022	1,000	1,653	2,653	$108,850	$174,700	0.2
	Change	0	4,504	4,504	$236,866	$227,166

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS				Current board committee memberships
	—				—
	[1] Mr. Dowrich has until 2027 to meet his equity holding requirement.

Michael B. Medline Toronto, Ontario, Canada Age 60 | Director since September 2023 Independent Appointed to the board after the 2023 annual meeting Not eligible for re-election in April 2036

Michael Medline has served as President & Chief Executive Officer of Empire Company Limited and Sobeys Inc. since January 2017. Mr. Medline is a proven leader with a strong track record of success in Canadian retail. Prior to his role at Empire, he also held senior retail leadership positions at Canadian Tire Corporation, including President & Chief Executive Officer. He began his career working with the Ontario Securities Commission, followed by two years practicing law with McCarthy Tétrault. He was Corporate Counsel for PepsiCo Canada before moving to Abitibi Consolidated Inc. where he held a variety of roles including Senior Vice President, Strategy and Corporate Development. Mr. Medline serves on the Board of Trustees for the Hospital for Sick Children. He is a board member of The BlackNorth Initiative, the Grocery Foundation, Huron University College at Western University, and The Sobey Foundation. He is former Chair of the Retail Council of Canada and the Grocery Foundation and was on the Board of SickKids Foundation and the Board of Governors for Canada’s Sports Hall of Fame. Mr. Medline holds an M.B.A. from Raymond A. Mason School of Business, William & Mary, an LL.B. from the University of Toronto, and a B.A. from Huron University College at Western University.

KEY SKILLS AND EXPERIENCE
Capital markets | Environmental, social, and governance (ESG) matters | Human capital management and executive compensation | Retail/consumer | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 4 of 4 / 100%[1]
			Meeting attendance	Committees			Meeting attendance
	Board	3 of 3 / 100%			Audit and conduct review Corporate governance		1 of 1 / 100%[1] 0 of 0 / 100%[1]	,2

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target	[3]
	Year	Common shares	DDSUs
	2023	5,523	827	6,350	$46,436	$356,553	0.4

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS				Current board committee memberships
	Empire Company Limited (2017 – present)				—

[1]  Effective September 1, 2023, Mr. Medline joined the audit and conduct review committee and the corporate governance committee.

[2]  There was no meeting of the corporate governance committee between the time of Mr. Medline’s appointment and October 31, 2023.

[3]  Mr. Medline has until 2028 to meet his equity holding requirement.

18	Scotiabank

Lynn K. Patterson Toronto, Ontario, Canada Age 62 | Director since 2020 Independent 2023 votes for: 98.16% Not eligible for re-election in April 2033

Lynn Patterson is a corporate director and served as Deputy Governor of the Bank of Canada (“BoC”) from May 2014 until her retirement from the BoC in July 2019. In this capacity, she was one of two deputy governors responsible for overseeing the BoC’s analysis and activities promoting a stable and efficient financial system. Prior to this, Ms. Patterson served as Special Adviser to the Governor and Senior Representative (Financial Markets) at the BoC’s Toronto Regional Office. Prior to joining the BoC, Ms. Patterson was President and Country Head for Bank of America Merrill Lynch Canada. She is a recipient of the Diamond Jubilee Medal as a builder and innovator in Canada’s investment industry. Ms. Patterson received an honours degree in Business Administration from the University of Western Ontario and is a Chartered Financial Analyst.

KEY SKILLS AND EXPERIENCE
Capital markets | Financial services | Public policy | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 24 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		13 of 13 / 100%	Audit and conduct review			5 of 5 / 100%
				Risk			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2023	10,659	12,423	23,082	$697,551	$1,296,054	1.3
	2022	10,659	7,526	18,185	$495,587	$1,197,482	1.2
	Change	0	4,897	4,897	$201,964	$98,572

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—			—

Michael D. Penner London, United Kingdom Age 54 | Director since 2017 Independent 2023 votes for: 96.95% Not eligible for re-election in April 2030	Michael Penner is a corporate director and an Operating Partner of Partners Group AG, a Swiss-based global private equity firm. In this capacity, he serves as the Chairman of Partners Group Canada, as well as Chair of several Partners Group portfolio companies, including United States Infrastructure Corporation, Enfragen Renewable Energy, and Careismatic Brands, Inc. Mr. Penner was Chair of the Board of Directors of Hydro-Quebec from 2014 to 2018. He was previously the President and Chief Executive Officer of Peds Legwear Inc. prior to its acquisition by Gildan Activewear Inc. in August 2016. Mr. Penner was instrumental in establishing the “Michael D. Penner Institute on ESG”, a multidisciplinary program supporting in-depth research into environmental, social, and governance issues at L’Université de Montréal. He has also served on the Board of Directors of ICD Quebec, Les Grands Ballets Canadiens de Montréal, and Selwyn House School. Mr. Penner holds a B.A. from McGill University and a J.D. from Hofstra University in New York.
KEY SKILLS AND EXPERIENCE
Environmental, social, and governance (ESG) matters | Human capital management and executive compensation | Public policy | Retail/consumer | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 22 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		13 of 13 / 100%	Audit and conduct review			5 of 5 / 100%
				Corporate governance			4 of 4 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2023	14,091	25,939	40,030	$1,456,475	$2,247,685	2.3
	2022	14,091	20,196	34,287	$1,329,907	$2,257,799	2.3
	Change	0	5,743	5,743	$126,568	-$10,114

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—			—

Management proxy circular	19

Una M. Power Vancouver, British Columbia, Canada Age 59 | Director since 2016 Independent 2023 votes for: 97.98% Not eligible for re-election in April 2028

Una Power is a corporate director and the former Chief Financial Officer of Nexen Energy ULC, a formerly publicly-traded energy company. During her 24-year career with Nexen, Ms. Power held various executive positions with responsibility for financial and risk management, strategic planning and budgeting, business development, energy marketing and trading, information technology, and capital investment. Ms. Power holds a B.Comm. (Honours) from Memorial University and CPA, CA, and CFA designations. She has completed executive development programs at Wharton Business School and INSEAD.

KEY SKILLS & EXPERIENCE
Accounting and finance | Capital markets | Environmental, social, and governance (ESG) matters | Human capital management and executive compensation | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 27 of 27 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		13 of 13 / 100%	Audit and conduct review Human capital and compensation Risk			1 of 1 / 100%[1] 8 of 8 / 100% 5 of 5 / 100%[2]

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2023	5,783	35,403	41,186	$1,987,878	$2,312,594	2.4
	2022	5,783	29,009	34,792	$1,910,243	$2,291,053	2.3
	Change	0	6,394	6,394	$77,635	$21,541

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	TC Energy Corporation (2019 – present)			Audit (Chair) | Health, safety, sustainability, and environment
	Teck Resources Limited (2017 – present)			Audit (Chair) | Compensation and talent | Special
	Kinross Gold Corporation (2013 – 2019)			—

[1]  Effective December 1, 2022, Ms. Power ceased to be chair and a member of the audit and conduct review committee.

[2]  Effective December 1, 2022, Ms. Power was appointed as a member of the risk committee.

Calin Rovinescu, C.M. Toronto, Ontario, Canada Age 68 | Director since 2020 Independent 2023 votes for: 97.23% Not eligible for re-election in April 2033

Calin Rovinescu is a corporate director and a venture capital investor and senior advisor to several corporations. He served as President and Chief Executive Officer of Air Canada from April 2009 until his retirement on February 15, 2021 and held other senior roles at Air Canada from 2000 to 2004. From 2004 to 2009, Mr. Rovinescu was a Co-Founder and Principal of Genuity Capital Markets, an independent investment bank. Prior to 2000, he was the Managing Partner of the law firm Stikeman Elliott in Montreal. He is also a Senior Advisor to Brookfield Asset Management Inc. and Teneo. Mr. Rovinescu holds Bachelor of Law degrees from L’Université de Montréal and the University of Ottawa and has been awarded six Honorary Doctorates from universities in Canada, Europe, and the United States. In 2016, Mr. Rovinescu was recognized as Canada’s Outstanding CEO of the Year by Financial Post Magazine. In 2019, he was recognized by the Globe and Mail’s Report on Business Magazine as Strategist of the Year and as Canada’s Outstanding CEO of the Year for the second time. Mr. Rovinescu is a member of the Order of Canada and was inducted into the Canadian Business Hall of Fame in 2021.

KEY SKILLS AND EXPERIENCE
Capital markets | Environmental, social, and governance (ESG) matters | Human capital management and executive compensation | Retail/consumer | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 25 of 25 / 100%
			Meeting attendance	Committees			Meeting Attendance
	Board	13 of 13 / 100%		Corporate governance (Chair)			4 of 4 / 100%
				Human capital and compensation			8 of 8 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2023	19,627	12,494	32,121	$701,538	$1,803,594	1.8
	2022	18,410	6,844	25,254	$450,677	$1,662,976	1.7
	Change	1,217	5,650	6,867	$250,861	$140,618

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	BCE Inc. and Bell Canada (2016 – present)			Management resources and compensation | Risk and pension fund (Chair)
	Air Canada (2009 – 2021)		—

20	Scotiabank

Sandra J. Stuart Vancouver, British Columbia, Canada Age 60 | Director since September 2023 Independent Appointed to the board after the 2023 annual meeting Not eligible for re-election in April 2036

Sandra Stuart is a corporate director and the former President and Chief Executive Officer of HSBC Bank Canada. During her over 35-year career with HSBC, Ms. Stuart held various leadership roles including Chief Operating Officer and Group Head of Change Delivery Management. She was recognized as one of Canada’s Most Powerful Women (Top 100) in 2014 and was awarded the inaugural Deloitte Inclusion Vanguard Award by the Women’s Executive Network in 2016. Ms. Stuart was acknowledged as one of British Columbia’s Most Influential Women by BC Business Magazine in both 2015 and 2019. She became a Catalyst Canada Honours Champion in 2019. Ms. Stuart has a B.A. with a double minor in Economics and Business from Simon Fraser University and has completed Executive Management courses at the Harvard Business School and the IMD International Business School.

KEY SKILLS AND EXPERIENCE
Financial services | Human capital management and executive compensation | Retail/consumer | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 5 of 5 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		3 of 3 / 100%	Audit and conduct review Risk			1 of 1 / 100%[1] 1 of 1 / 100%[1]

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target[2]
	Year	Common shares	DDSUs
	2023	3,000	827	3,827	$46,436	$214,886	0.2

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS[3]			Current board committee memberships
	Canfor Corporation/Canfor Pulp Products Inc. (2021 – present)			Environment, health, and safety | Governance and sustainability
	DRI Healthcare Trust (2021 – present)			Audit (Chair)
	Telus International (Cda) Inc. (2021 – present)			Audit
	HSBC Bank Canada (2011 – 2020)			—

[1]  Effective September 1, 2023, Ms. Stuart joined the audit and conduct review committee and the risk committee.

[2]  Ms. Stuart has until 2028 to meet her equity holding requirement.

[3]  Ms. Stuart holds five public company directorships, two of which are affiliated entities. In reviewing the details of the companies in Ms. Stuart’s portfolio, the profiles of the companies, and the schedule of meeting commitments, it has been determined by the corporate governance committee that Ms. Stuart is well positioned to fulfill the demands of her bank director responsibilities.

L. Scott Thomson Toronto, Ontario, Canada Age 54 | Director since 2016 Not independent 2023 votes for: 98.57% Eligible for re-election while President and CEO

Scott Thomson assumed the role of President of Scotiabank on December 1, 2022, and became President and CEO of the Bank on February 1, 2023. Mr. Thomson has been a member of the Scotiabank Board of Directors since 2016. Prior to joining Scotiabank, Mr. Thomson was the President and CEO of Finning International Inc., the world’s largest dealer of Caterpillar equipment and engines across diverse industries in the Americas and Europe. Mr. Thomson has also held a number of senior executive positions including Chief Financial Officer of Talisman Energy Inc. and Executive Vice President, Corporate Development at Bell Canada Enterprises (BCE). Prior to his tenure at BCE, Mr. Thomson was a Vice President at Goldman Sachs. Mr. Thomson holds a B.A. in economics and political science from Queen’s University and an M.B.A. from the University of Chicago.

	KEY SKILLS AND EXPERIENCE
	Accounting and finance | Capital markets | Financial services | Human capital management and executive compensation | Technology

	OVERALL BOARD AND COMMITTEE ATTENDANCE: 13 of 13 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		13 of 13 / 100%	—			—

	EQUITY OWNERSHIP			PSUs[1]	Total common shares, DSUs, and PSUs[1]	Value of DSUs[1]	Value of common shares and DSUs[1,2]
	Year	Common shares	DSUs[1]
	2023	53,535	29,927	-	83,462	$1,680,408	$4,686,398
	2022	38,835	27,734	-	66,569	$1,826,284	$4,383,569
	Change	14,700	2,193	-	16,893	-$145,876	$302,829

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Finning International Inc. (2013 – 2022)			—

[1]  Effective December 1, 2022, Mr. Thomson’s DDSUs were exchanged for deferred stock units (DSUs). Mr. Thomson was not eligible to receive a performance share unit (PSU) grant with respect to fiscal 2022 as he became an officer and employee of the bank in fiscal 2023.

[2]  Effective February 1, 2023, Mr. Thomson has a share ownership requirement of 8x his base salary as CEO and five years to meet this requirement. Common shares, DSUs, PSUs, and holdings through our Employee Share Ownership Plan (ESOP) count towards this requirement. See page 76 for details.

Management proxy circular	21

Benita M. Warmbold Toronto, Ontario, Canada Age 65 | Director since 2018 Independent 2023 votes for: 95.29% Not eligible for re-election in April 2031

Benita Warmbold is a corporate director and the former Senior Managing Director and Chief Financial Officer of the Canada Pension Plan (“CPP”) Investment Board, having retired from the latter in July 2017. Over her nine years at CPP Investment Board, Ms. Warmbold was responsible for finance, risk, performance, tax, internal audit, legal, technology, data, and investment operations. Prior to joining the CPP Investment Board in 2008, Ms. Warmbold held senior leadership positions with Northwater Capital, Canada Development Investment Corporation, and KPMG. She is Chair of the Canadian Public Accountability Board. Ms. Warmbold holds a B.Comm. (Honours) from Queen’s University and is a Chartered Professional Accountant and a Fellow of CPA Ontario. Ms. Warmbold is a Fellow of the Institute of Corporate Directors and is a WXN Hall of Fame inductee.

KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Environmental, social, and governance (ESG) matters | Financial services | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 22 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		13 of 13 / 100%	Audit and conduct review (Chair) Corporate governance			5 of 5 / 100%[1] 4 of 4 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2023	3,000	20,900	23,900	$1,173,535	$1,341,985	1.4
	2022	3,000	14,782	17,782	$973,395	$1,170,945	1.2
	Change	0	6,118	6,118	$200,140	$171,040

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Methanex Corporation (2016 – present)			Audit, finance, and risk (Chair) | Corporate governance
	AtkinsRéalis (legally known as SNC-Lavalin Group Inc.) (2017 – present)			Governance, ethics, and sustainability (Chair) | Human resources
[1] Effective December 1, 2022, Ms. Warmbold was appointed chair of the audit and conduct review committee.

Skills and experience

Our directors are prominent business and community leaders. They bring a wealth of experience to the board, generate public confidence, know our businesses, and are familiar with the markets in which we carry on business. The directors’ backgrounds, skills, and experience, taken as a whole, equip the board to carry out its duties and supervise the bank’s business and affairs.

The board maintains a skills matrix to monitor the skills and experience necessary for the oversight of the bank today and in the future.

To serve on our board, directors must have considerable experience in leadership and strategy. Many directors also have financial services experience in a multitude of ways. In addition, each director has identified five key areas of experience in consultation with the corporate governance committee. The committee developed the skills matrix below based on this consultation and agreement on each director’s key areas of experience, as well as an annual review (including international benchmarking) of key skills and experience necessary for the oversight of Scotiabank. Our director biographies highlight some of the formative experiences supporting these areas of experience.

22	Scotiabank

Key Areas of Experience
Leadership Experience in senior leadership roles (management and/or board) in an organization of significant size or complexity.
Strategy Experience in developing, implementing, and delivering strategic business objectives in a large organization.
Accounting and Finance Knowledge of and experience in financial accounting and reporting and corporate finance and familiarity with financial internal controls and GAAP/IFRS.
Capital Markets Experience in global financial markets, investment banking, and/or mergers and acquisitions.

Environmental, Social and Governance (ESG) Matters

Experience in sustainability matters, environmental issues (including climate-related issues), social issues, and/or corporate governance principles and practices in an organization of significant size and complexity.

Financial Services Experience in the financial services industry and/or financial regulation.
Human Capital Management and Executive Compensation Experience in people matters including workplace culture, management development, succession planning, and compensation.
Public Policy Experience in government and public policy matters.
Retail/Consumer Experience in a consumer-facing industry.
Risk Management Experience in identifying, assessing, and managing financial and non-financial risks.

Technology

An understanding of technology and innovation, digital, data management, and/or cybersecurity issues in large, complex enterprises and with respect to the bank’s technology platforms and other complex operating systems and infrastructure.

The corporate governance committee also maintains a detailed matrix of each director’s general areas of experience (such as marketing, regulatory and compliance, and government), education, language skills, and business experience in geographic regions where we do business. It uses these matrices to assess board composition, plan board and chair succession, and assess potential director candidates.

Meeting attendance

The table below shows the number of board and committee meetings held in fiscal 2023 and the overall meeting attendance of the relevant members for that period. Directors are expected to attend at least 75% of all board and committee meetings for those committees on which they serve.

You can find the details about each director’s meeting attendance in the director profiles beginning on page 15. All the nominated directors who were members of the board at the time attended the annual meeting in April 2023. Directors also held meetings with regulators, shareholders, and shareholder representative groups throughout the year, which are not shown in the table below.

	Meetings	Attendance
Board	13	99%
Audit and conduct review	5	100%
Corporate governance	4	100%
Human capital and compensation	8	100%
Risk	6	100%
Total number of meetings	36	99.8%

Directors are expected to keep abreast of industry developments, nationally and internationally, so that they can make a meaningful contribution.

Directors are routinely kept informed between meetings on issues germane to the bank and their responsibilities as directors.

Management proxy circular	23

The table below shows the board and committee meeting attendance in fiscal 2023 of directors that did not stand for re-election at the April 4, 2023 annual meeting.

	Meetings	Attendance
Brian Porter[1]
Board	1 of 2	50%
Susan Segal[2]
Board	6 of 6	100%
Audit and conduct review	2 of 2	100%
Risk	3 of 3	100%

[1]	Mr. Porter retired as Chief Executive Officer and a director of the bank effective January 31, 2023.
[2]	Ms. Segal did not stand for re-election in 2023 pursuant to board term limits.

Director compensation

Our director compensation program is designed to attract and retain qualified individuals while aligning the interests of our directors and shareholders.

The corporate governance committee biannually conducts an extensive review of director compensation against our Canadian bank peer group. The committee also considers trends and compensation structures at several large-capitalization companies in the TSX 60 Index (including BCE, Canadian Tire, CN Rail, Magna, Suncor, and TC Energy) and other comparable international financial institutions.

The committee regularly reviews director compensation to make sure our program is appropriate so we can continue to retain and attract qualified professionals to our board and in terms of shareholder value given the risks, responsibilities, time commitment, workload, complexity of issues and decision-making, and the skills required of the board.

PROGRAM ELEMENTS

The table below shows our fee schedule for fiscal 2023. The Chair’s retainer is higher and committee chairs receive a chair retainer to recognize their additional responsibilities in these leadership roles.

Annual board retainers
Chair ($350,000 must be taken in common shares or DDSUs)	$500,000
All other directors ($195,000 must be taken in common shares or DDSUs)	$275,000
Annual committee chair retainers	$50,000

In addition, directors are reimbursed for travel and other expenses they incur when  they attend meetings or conduct bank business.

2023 DIRECTOR COMPENSATION TABLE

The table below shows the fees paid to directors in fiscal 2023.

Our director fee structure reinforces director engagement, and is predictable, transparent, and easy to administer, regardless of the number of meetings held during the year.

	Retainers			Total fees earned ($)	Portion of total bank director fees received as DDSUs (%)	All other compensation ($)	Total ($)
	Board ($)	Committee Chair ($)	Non-executive Chair ($)
N. Aufreiter	275,000	50,000	–	325,000	100	0	325,000
G. Babatz[1]	275,000	50,000	–	325,000	80	17,035	342,035
S. Bonham	275,000	–	–	275,000	100	0	275,000
D. Callahan	275,000	–	–	275,000	100	0	275,000
W. Dowrich	275,000	–	–	275,000	100	0	275,000
M. Medline[2]	45,833	–	–	45,833	100	0	45,833
L. Patterson	275,000	–	–	275,000	100	0	275,000
M. Penner	275,000	–	–	275,000	100	0	275,000
U. Power[3]	275,000	4,167	–	279,167	100	135,208	414,375
A. Regent	–	–	500,000	500,000	100	0	500,000
C. Rovinescu	275,000	50,000	–	325,000	100	0	325,000
S. Segal[4]	117,639	–	–	117,639	100	226,880	344,519
S. Stuart[5]	45,833	–	–	45,833	100	0	45,833
S. Thomson[6]	22,917	–	–	22,917	100	–	22,917
B. Warmbold[7]	275,000	45,833	–	320,833	100	0	320,833
Total	2,982,222	200,000	500,000	3,682,222		379,123	4,061,345

24	Scotiabank

[1]

Mr. Babatz earned 246,350 Mexican pesos in fiscal 2023 for serving as chairman of Grupo Financiero Scotiabank Inverlat, S.A. de C.V. and three of its subsidiaries until November 18, 2022 and as a director of those entities until November 25, 2022 (C$17,035 based on the November 25, 2022 exchange rate of 0.06915).

[2]	Mr. Medline was appointed to the board on September 1, 2023.
[3]

Ms. Power ceased to be chair of the audit and conduct review committee on December 1, 2022. She joined the board of Scotia Holdings (USA) LLC effective February 1, 2023 and earned US$97,500 in fiscal 2023 (C$135,208 based on the October 31, 2023 exchange rate of 1.38675).

[4]

Ms. Segal did not stand for re-election to the board at the April 4, 2023 annual meeting. She received pro-rated fees for fiscal 2023. She also earned US$160,000 in fiscal 2023 for serving as the chair of Scotia Holdings (USA) LLC (C$221,880 based on the October 31, 2023 exchange rate of 1.38675). A C$5,000 charitable donation was made in honour of Ms. Segal’s retirement. She did not receive any financial benefit from this donation.

[5]	Ms. Stuart was appointed to the board on September 1, 2023.
[6]

Mr. Thomson ceased to be paid as a director upon becoming President of the bank on December 1, 2022. All of his DDSUs, including those earned in fiscal 2023, were exchanged for DSUs on December 1, 2022 when he became an officer of the bank.

[7]	Ms. Warmbold was appointed chair of the audit and conduct review committee on December 1, 2022.

Director equity ownership

We believe it is important for our directors to have a significant stake in the bank and to align their interests with those of other shareholders. Equity ownership is reviewed on a regular basis.

Our director equity ownership requirements are made up of three parts:

We have robust equity holding requirements.

All directors meet or exceed the requirement to hold at least 1,000 common shares in the bank.

All directors currently exceed our equity holding requirements except Mr. Callahan and Mr. Dowrich, who have until 2026 and 2027, respectively, to meet or exceed the requirements and Mr. Medline and Ms. Stuart, who have until 2028 to meet or exceed the requirements.

Effective February 1, 2023, Mr. Thomson has a share ownership requirement of 8x his base salary as CEO and five years to meet this requirement. See pages 21 and 76 for more information.

Requirement	Directors	Chair
Required holdings in common shares or DDSUs to be met within five years of joining board and maintained while serving on board	$975,000 (5x equity portion of annual retainer)	$1,750,000 (5x equity portion of annual retainer)
Common share holding requirement to be met within six months of joining board	1,000
Portion of annual board retainer paid in either DDSUs or bank common shares (by participating in the directors’ share purchase plan), even after equity ownership requirements have been met	$195,000	$350,000

All directors currently receive the equity portion of their retainer in DDSUs, which are only redeemable after they leave the board. Directors do not participate in the bank’s pension plans or any other compensation plans. We do not grant stock options to directors.

Director prohibitions against monetizing or hedging

Directors are not allowed to monetize or hedge their economic interest in Scotiabank securities. DDSUs are not transferable, and the use of short sales, calls, or puts on the bank’s securities is prohibited under the Bank Act.

About DDSUs

DDSUs are notional units that have the same value as our common shares, and therefore have the same upside and downside risk. DDSUs earn dividend equivalents at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights.

Directors can redeem their DDSUs for cash only after they leave the board. Their redemption value is equal to the market value of our common shares at the time of redemption. Upon his appointment as President of the bank on December 1, 2022, Mr. Thomson’s DDSUs were exchanged for deferred stock units (as further described on page 108).

Management proxy circular	25

2	Governance

Sound and effective corporate governance is embedded in everything we do. It is a critical part of the bank’s culture, and fundamental to our long-term success; it provides proper oversight and accountability, strengthens internal and external relationships, builds trust with our stakeholders and protects the long-term interests of Scotiabank.

A challenging economic environment in the wake of higher interest rates, inflation and geopolitical events have sharpened the board’s focus on certain issues that may require more immediate or frequent attention. In addition, the bank’s strategic refresh was a key priority for the board, involving an intensive year-long process about the bank’s new vision and strategy – The New Way Forward. The manner in which the board’s responsibilities are fulfilled may evolve but the overarching responsibilities have not changed — we will continue to uphold good corporate governance even in uncertain times and to apply good judgement in addressing the needs of the bank and all of our stakeholders.

A solid foundation of openness, integrity, continuous improvement and accountability is key to maintaining strong, enduring relationships with our diverse stakeholders — shareholders, clients, employees, regulators and the broader community.

AN EFFECTIVE GOVERNANCE STRUCTURE

Effective oversight, accountability and communication are the cornerstones of good governance and in the best interests of the bank. Shareholders elect the board to supervise the management of our business and affairs. The image below shows the reporting relationships between shareholders, the board and its four committees, management, and other stakeholders. Formal mandates are approved for the board, each committee, the Chair of the Board, committee chairs, directors and members of executive management. These mandates set out the key responsibilities and accountabilities for each role.

26	Scotiabank

WE ARE A CORPORATE GOVERNANCE LEADER

Scotiabank is committed to strong corporate governance practices and has a history of being at the forefront of leading practices. The corporate governance committee reviews our corporate governance approach every year against changing regulations, industry developments and emerging best practices. The board approves our corporate governance policies annually to continually enhance our processes and standards. Some key milestones include:

2023 highlights

Scotiabank was again recognized by the Dow Jones Sustainability Index as being in the top 1% of global financial institutions in terms of corporate governance practices.

The board:

•    appointed and transitioned to a new CEO on February 1, 2023

•    supported the bank’s strategic refresh with an increased number of board meetings to discuss the bank’s new strategic plans, The New Way Forward, which were announced at Investor Day in December 2023

•    hosted an offsite board meeting at Scotiabank’s headquarters in Mexico, demonstrating the importance placed on maintaining strong connections with key strategic subsidiary operations

•    continued to build bench strength among the senior leadership team with new appointments during the year and with an ongoing focus on enhancing the diversity of talent

•    continued to focus on its oversight of ESG matters, including enhanced climate-related reporting and disclosure as well as social impact reporting, as highlighted beginning on page 43

•    maintained heightened focus on regulatory compliance in the current environment, including capital adequacy requirements, climate risk management guidelines, and data ethics and the ethical use of artificial intelligence (AI)

•    oversaw the opening of Scotiabank North, our new Toronto headquarters and executive offices, with a focus on connectivity, inclusion and health and well-being, in alignment with the bank’s purpose – for every future

•    continued to support the bank’s commitment to its Indigenous Peoples relations, including its official partnership with the Downie Wenjack Fund’ s National Indigenous Peoples Day celebration for the second year in a row where Scotiabank Arena hosted approximately 3,000 students to celebrate Indigenous cultures, histories, traditions and languages

•    continued to invest in technology and innovation, resulting in the bank being recognized with the Digital Transformation Award from IT World Canada for its development of an AI-powered customer chatbot and the bank’s ranking as one of the top three banks in the J.D. Power 2023 customer satisfaction survey for online banking for the fourth year in a row.

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 WHAT WE DO

▶	Independence

•	13 of 14 directors are independent

•	all committee members are independent

•	board committees have full authority to retain independent external advisors

•	in camera sessions with independent directors are scheduled at each board and committee meeting

▶	Integrity, ethics and accountability

•	we promote a strong culture of integrity and ethical behaviour

•	we require all directors to certify compliance with our code of conduct each year

•	we have a separate directors’ conflicts of interest policy as an addendum to our code of conduct

•	we have attendance requirements for our directors

•	quorum for meetings is a majority of the board or committee members

•	we limit the number of public company boards on which our directors may sit

▶	Risk oversight

•	we have strong risk oversight, carried out by the board and its four committees

•	we have financial services and risk management experience on every committee

•	the human capital and compensation committee and risk committee meet jointly to discuss compensation risk

•	the risk committee and audit and conduct review committee chairs regularly meet to discuss risk

▶	Leadership, development and succession

•	we have individual (not slate) voting for directors

•	we do not have a staggered board – all our directors are elected annually

•	our majority voting policy complies with the TSX rules

•	we have director term limits

•	we have a formal written board diversity policy, which has been updated over the years

•	we have a robust director orientation and continuing education program

•	we have a formal, annual board assessment including individual director assessment

•	we have a board skills matrix which is used for director nominations and succession planning

▶	Stewardship and stakeholder engagement

•	we have an annual strategic planning meeting with the board and management separate from regular board meetings

•	we have a robust stakeholder engagement program

•	we have strong equity ownership guidelines to align director and shareholder interests

•	international subsidiary boards have the opportunity to engage with members of our board

•	we have a robust ESG strategy and technology strategy

 WHAT WE DON’T DO

▶	No hedging of bank securities

•	no director, executive or employee can monetize or hedge our common shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements

•	DDSUs are non-transferable and are only redeemable after a director leaves the board

•	directors cannot receive stock options and do not participate in our pension plan

▶	No unequal voting

•	we do not have dual class shares, non-voting or subordinated voting shares

•	the Chair does not have a deciding vote in the case of a board tie

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About the board

STRUCTURE OF THE BOARD

The board’s mandate is to:

•	oversee the bank’s strategic direction as stewards for stakeholders
•	supervise the management of the business and affairs of the bank
•	maintain the bank’s strength and integrity through strong oversight
•	set the tone at the top, promoting trust and integrity with our shareholders, clients, employees, regulators and communities in which we operate
•	oversee the bank’s organizational structure and succession planning for senior management roles
•	continually develop its approach to corporate governance.

The board has specific duties and responsibilities set out in global regulatory expectations and best practices, as well as in the Bank Act and other applicable laws and regulations. These are detailed in its mandate. The board delegates day-to-day management of our affairs and the execution of our strategy to executive management, up to certain limits.

This year 14 directors are nominated for election, and the board is comfortable that this is an appropriate size to generate open and engaging discussions, to make sure the committees have the right combination of skills, to allocate responsibilities appropriately and to facilitate board renewal.

Board committees

Four standing committees help the board carry out its duties and responsibilities. Each committee is able to engage external advisors or consultants as necessary and approve their contracts and fees. You can find descriptions of the committee mandates, membership, highlights for the year and how each committee assessed itself in the reports starting on page 58.

All committees are composed entirely of independent board members. The President and CEO does not sit on any board committees.

All independent directors serve on two board committees and the Chair is a member of all four committees.

The corporate governance committee recommends committee composition (including committee chairs) to the board and reviews committee membership throughout the year and after the annual meeting once the board is elected. This committee also reviews Chair of the Board and committee chair succession, in light of director term limits.

Chair of the Board

The Chair of the Board is an independent director, responsible for leading the board in carrying out its duties and responsibilities effectively, efficiently and independent of management. He presides over all board meetings, oversees the board committees and chairs all sessions with the independent directors. The Chair is directly involved in director orientation, continuing education and the board assessment process. The Chair also pays particular attention to the dynamics of the board and ensures all directors are actively and appropriately involved in the board’s oversight role. The Chair ensures that the number of board and committee meetings is appropriate given the issues that the board and bank are addressing in the current environment.

At every meeting, time is allocated to in camera sessions without management. Depending on the nature of the business discussed at the meeting, the board may waive the requirement for these sessions. In fiscal 2023, the independent directors met without management at all regularly scheduled meetings, including one meeting when an in camera session was held for the non-executive and independent directors. In addition, the board held five ad hoc meetings during

Our board mandate is posted in the corporate governance section of our website.

The committees support the board, with overall leadership by our Chair who is independent from our CEO.

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the year; at two of those ad hoc meetings, the independent directors waived the need for in camera sessions based on the nature of the business discussed.

The Chair acts as a resource for management, advising the President and CEO on major strategic and business issues and corporate governance matters. The Chair meets with OSFI, our primary regulator, as well as other regulators, shareholders, and other stakeholders on behalf of the board. He may also meet periodically with members of the boards of directors of our subsidiaries. Over the past few years, a challenging economic environment, as well as the CEO transition and strategic refresh, required even more from the role of the Chair in terms of engagement and communication with the board, management, and other stakeholders. The contributions of the Chair and CEO are critical for effective board management and leading the bank through an effective CEO transition this year and the formal strategy update that Mr. Thomson steered, under the board’s oversight.

Committee chairs

Committee chairs must be independent directors with the requisite skills and experience necessary to oversee their committees’ responsibilities.

Each chair is responsible for:

•	facilitating the functioning of the committee independent of management
•	overseeing the orientation of new members
•	providing input to the Chair and the chair of the corporate governance committee on succession plans for the committee’s composition, including the role of chair
•	managing the operations of the committee to fulfill its charter and address any other matters delegated to it
•	setting the meeting agendas, presiding over all meetings, and ensuring that members have the information and resources they need to carry out their duties
•	facilitating effective communication between the committees
•	reporting the committee’s discussions and decisions or recommendations to the board.

Directors

All directors, regardless of whether they currently have a leadership role on the board, have a written position description outlining our expectations around individual accountability and contribution.

Board priorities

Our effective governance structure allows the board to efficiently fulfill its oversight and advisory mandate, including focusing on key priorities:

STRATEGIC DIRECTION

The board oversees our strategic direction and holds management accountable for executing our strategy and delivering strong performance.

The board participates in our strategic planning process throughout the year by:

•	reviewing and approving our strategic plan, considering the opportunities and risks of our businesses
•	keeping abreast of industry developments and the competitive landscape
•	reviewing results against our capital and financial plans throughout the year
•	approving material strategic initiatives, as well as significant acquisitions, divestitures and investments
•	overseeing our ESG strategy, including our climate change strategy, and monitoring management’s execution against this strategy
•	overseeing our technology strategy and technology-based risk management
•	regularly scrutinizing management’s execution of business plans and other objectives against their results and compared to their industry peers
•	reviewing our strategic plan against our risk appetite framework
•	approving our capital management policy and overseeing that appropriate strategies are in place to mitigate risk.

The board approves the strategy and capital plan on an annual basis. However, with the appointment of its new CEO this year, the bank embarked upon a comprehensive strategic refresh. This intensive process included extensive discussions among the board and management about the bank’s new vision to be our clients’ most trusted financial partner; to

You can find the committee charters, board mandate, and position descriptions for the Chair, committee chairs and directors posted in the corporate governance section of our website.

More information about the audit and conduct review committee is available in our 2023 AIF at www.sedarplus.ca.

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deliver sustainable, profitable growth; and to maximize total shareholder return. The board had numerous sessions with management throughout the year on the strategic framework and its development process, the progress being made on the bank’s vision, strategic pillars, competencies, and culture and behaviour, as well as the portfolio strategy and deep dives on proposed business line strategies, with a focus on innovation and productivity as growth enablers. Further, a special meeting of the board was held to discuss the financial outlook of the new strategy. As part of the strategic refresh, management conducted deep dives into each of the business line strategies, which had been updated to reflect the feedback received from the directors at prior meetings. This process concluded in the board’s approval of the strategic plan, including the updated strategic framework, along with the bank’s financial and capital plans, productivity initiatives, enterprise risk appetite framework, and a review of the all-bank technology strategy. This year-long process culminated in a presentation by the bank’s senior leadership team at an Investor Day which took place in December 2023. This strategic refresh was of utmost importance this year and a key priority for the board with respect to its mandate given the bank’s new CEO and the feedback received from its stakeholders. For further information about the bank’s new strategy – The New Way Forward – please refer to page 70.

RISK OVERSIGHT

Our risk management framework sets the foundation for managing our principal risks and embedding a strong risk culture across the enterprise. The board approves our overall risk strategy, including our risk appetite framework, which sets out risk limits and the appropriate balance of risk and reward. It approves significant financial and non-financial risk frameworks and policies that manage risk bank-wide. Each quarter, the board reviews an in-depth enterprise risk management report to monitor and maintain a robust view across defined and emerging risks. A list of risks faced by the bank and detailed information on matters including our risk management framework, risk culture and risk appetite are provided in our 2023 MD&A.

We diversify risk across business lines, geographies, products and industries. Risk is managed through three levels of accountability:

•  business lines and internal controls

•  global risk management and other control functions

•  internal audit (for independent monitoring and oversight).

Risk Management

Our strong fundamentals in both governance and risk management have allowed the board to work with management to adapt to, and prudently manage risks throughout, a continually evolving and complex environment.

Areas of focus for 2023 included:

–   Liquidity and funding risks, including provisions for credit losses

–   Cybersecurity and information technology (IT) risk

–   Execution risks associated with the strategic refresh

–   ESG risk with a focus on climate-related risk

–   Other non-financial risks, including data and AI, analytics, model, and human capital management risks

–   Challenging economic and geopolitical environments

–   Risk culture and conduct risk

–   Risk in Pacific Alliance countries

–   Third party risk management

Each board committee has a focus on how we identify and manage our principal business risks:

Board Committees’ Oversight of Risk

Audit and conduct review committee

• provides oversight on the effectiveness of the bank’s system of internal controls

• oversees the integrity of the bank’s consolidated financial statements and quarterly results

• oversees our climate-related disclosure as part of our financial reporting of ESG matters

• responsible for conduct review, risk culture, conduct risk and monitoring our ethical standards

• responsible for consumer protection

• oversees the external auditor’s qualifications, independence and performance, and the finance, compliance (including anti-money laundering (AML), anti-terrorist financing (ATF) and sanctions) and audit functions

Human capital and compensation committee

• in conjunction with the risk committee, satisfies itself that adequate procedures are in place to identify, assess and manage the risks associated with the bank’s human capital including material compensation programs (including conduct risk) and that such procedures are consistent with the bank’s risk management programs

• oversees leadership, succession planning, total rewards and human capital and compensation strategies relating to diversity, equity and inclusion, employee health, safety and well-being and other ESG policies and practices

• supported by the management compensation review committee, which reviews the compensation of employees that have a material impact on risk

Corporate governance committee

• acts in an advisory capacity to the board to enhance the bank’s corporate governance through a continuing assessment of the bank’s approach to corporate governance and makes policy recommendations in support of the bank’s purpose, culture and strategy

• responsible for the board succession plan and the bank’s approach to stakeholder engagement

• reviews the bank’s ESG strategy, priorities and reporting

Risk committee

• identifies and monitors key financial and non-financial risks

• reviews and approves the bank’s key risk management policies, frameworks and limits, and the bank’s risk exposure, satisfying itself that management is operating within the bank’s enterprise risk appetite framework

• oversees the bank’s ESG risks, including climate change risks as well as technology, cybersecurity and related risks

• oversees the risk management function

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Management keeps the board and each of the committees apprised of regulatory developments relevant to their mandates. The regulatory oversight committee regularly reports to the board on the activities and progress of our regulatory steering committees as we anticipate and prepare for new regulatory initiatives. Furthermore, the audit and conduct review committee reviews regulatory exam results and informs the board of any material developments in our relationship with the bank’s regulators, including OSFI. The board meets with OSFI to discuss regulatory matters and the results of their supervisory activities.

ESG risk management

Scotiabank understands that ESG risks are complex, intersectional, and can affect other risk types. While the ultimate responsibility for risk lies with the business lines, Global Risk Management has a dedicated team that provides independent risk oversight for ESG risk. The ESG risk team is responsible for establishing frameworks, policies, processes, tools, training and standards to effectively manage and mitigate the bank’s exposure to ESG risks. To safeguard the bank and the interests of its stakeholders against ESG risks, Scotiabank has established clear governance structures and risk management elements that identify, assess, measure, monitor, manage, mitigate, and report ESG risks. These various components are described in the bank’s ESG Risk Management Framework and Policy. The framework, in conjunction with its supporting policies, processes, and guidelines, assists the bank in managing ESG risks in a manner that is consistent with regulatory requirements, industry standards, best practices, and our risk appetite. The bank also has an Environmental Risk Management Policy which outlines the key principles and commitments that guide the bank in how it manages environmental risks as part of its day-to-day operations, lending and investment practices, supplier agreements, management of real estate holdings, and internal and external reporting protocols. This policy is supplemented by specific processes and guidelines relating to individual business lines. Social and governance risks are managed through the bank’s implementation of several key policies and commitments, including, but not limited to, the Scotiabank Code of Conduct, our corporate governance policies, the Global Human Rights Statement (prescribed by the UN Guiding Principles on Human Rights), the Enterprise Modern Slavery Statement (in accordance with modern slavery legislation), and diversity, equity and inclusion goals (e.g., ScotiaRISE, The Scotiabank Women Initiative™ and the Black-Led Business Financing Program). For additional information about the bank’s approach to managing ESG risk, see the “Environmental, Social and Governance Risk” section in our 2023 MD&A and the “Managing Environmental and Climate Risks” and “Managing Environmental and Social Risks” sections in our ESG Report.

CONDUCT AND CULTURE

Scotiabank’s vision is to be our clients’ most trusted financial partner, to deliver sustainable, profitable growth and maximize total shareholder return. We aim to be the most trusted bank wherever we operate, and we earn that trust by doing the right things the right way every day. Advocacy and leadership are by example, with a tone set by an active and engaged board supported by an experienced executive management team. The norms, attitudes, beliefs, and values are enshrined in the Scotiabank Code of Conduct (our code of conduct).

Culture is the shared beliefs, values, and attitudes that are reflected in behavioural norms, artefacts, and organizational structures, and can support or undermine the bank’s stated objectives and values. Culture is positioned as a shared responsibility across the organization and is prioritized as an area of focus to ensure our culture of compliance permeates throughout all levels of the organization and all lines of defense. The board has formal oversight of the bank’s culture and monitors how the bank reinforces and evolves the culture in different areas: risk management, compliance, conduct risk and leadership.

The audit and conduct review committee is responsible for conduct review, risk culture, conduct risk and monitoring our ethical standards and has dedicated considerable time to its oversight of risk. Together, our board and senior management team work to ensure our program articulates the bank’s values, establishes a strong risk culture, and fosters an environment where everyone has ownership and responsibility for managing risk and “doing the right thing” for our clients, shareholders, employees and the communities we serve.

Our people are our most important asset. We invest in attracting, hiring, developing and retaining the best talent to offer our clients a differentiated experience. We see our employees as our brand ambassadors, and we equip them to lead and thrive as a winning team and support them in living our values and keeping the bank safe. Employee feedback is important and continues to shape how we enable our winning team to deliver for every future. We invite our employees to share this feedback by completing our ScotiaPulse and risk culture surveys. Our annual Global Mandatory Learning (GML) program helps to ensure all of our employees live our

Our third enterprise-wide Risk Culture Survey in 2023 showed positive sentiment across our four enterprise risk culture indicators: Tone from the Top, Accountability, Risk Management, and People Management. Our results were well above global benchmarks, demonstrating the bank’s strong risk culture and commitment to trust.

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core values and exemplify the ethical behavior that is critical to our success. All of the courses in this program are focused on meeting the requirements stipulated by legislation, regulation and bank policy and include topics related to risk culture and appetite and managing operational risk, anti-bribery, anti-corruption, AML, advancing diversity, inclusion and belonging, and health and safety. In addition to this learning, Canadian employees also complete a program on discrimination, harassment and violence. Our employee recognition programs, Applause and Best of the Best, celebrate individuals who exemplify the bank’s values and recognize those employees that through their results and behaviours:

•	amplify our culture, supporting others to connect with purpose, both internally and externally
•	keep the bank safe, by doing the right thing
•	achieve outstanding results, putting the client first, and enabling their teams/colleagues to perform at their best
•	deliver with impact and represent the very best of Scotiabankers.

Scotiabank code of conduct

We commit ourselves to the highest ethical standards through our code, which is an articulation of who we are and what we stand for. Our code is based on the following six principles which are aligned with our values:

The board approves material changes to our code, and the audit and conduct review committee monitors compliance with our code. Our code is formally reviewed by Global Compliance at a minimum once every two years or earlier to address any required updates.

Employees, officers, directors, and certain contingent workers are required to review and acknowledge their compliance with our code and any other applicable Scotiabank policies including those policies that may be more restrictive than our code. These acknowledgements are required to be made when joining the bank and on an annual basis. Directors must also read and consent to the directors’ conflicts of interest policy.

In certain limited situations, Scotiabank may waive application of a provision of our code to an employee, contingent worker, director, or officer. The board or a committee of the board must approve any waivers involving a director or executive officer of Scotiabank, and any such waivers are disclosed in accordance with applicable regulatory requirements. All other waivers or exceptions must be approved by appropriate authorities within Scotiabank’s legal, compliance and human resources departments. There were no waivers in 2023.

Reporting a concern

At Scotiabank, all employees are entitled and encouraged to raise concerns in a constructive environment without fear of retaliation. When a concern is raised, employees can expect to be treated with fairness, dignity, and respect. Concerns will be taken seriously and handled with sensitivity and consistency and responded to in a timely manner. Employees have several options to raise a concern of any actual, suspected, or potential breaches of our code, including concerns related to financial reporting or suspected fraudulent activity, through one of several channels. These channels include speaking with a manager or business area leader, reporting a concern to human resources, or speaking confidentially with our Staff Ombuds Office for advice on how to resolve or escalate an issue. Employees can also raise concerns of wrongdoing through our whistleblower program with the option of remaining anonymous. The whistleblower program is operated independently by a third party. The whistleblower portal is available in English, Spanish, and French and enables employees to raise their concerns through a website or by telephone. Our whistleblower policy governs the processes by which concerns raised through this channel are reviewed, investigated and addressed. Regardless of how an employee chooses to raise their concern(s), our code affirms that Scotiabank will not tolerate retaliatory action of any kind against those who raise a concern in good faith.

Our code outlines our ethical standards and can be found in the corporate governance section of our website.

The board and senior management are responsible for fostering an environment of open communication where employees feel safe to speak up and raise concerns without fear of retaliation. We are committed to providing an inclusive, equitable, respectful, and safe environment that is free from discrimination and harassment.

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Avoiding conflicts of interest and related party transactions

Directors must disclose:

•	their business and personal relationships with the bank and other companies or entities they have relationships by either disclosing them in writing to the bank or requesting to have them entered in the minutes of a meeting of the board or a committee of the board
•	if they have a conflict of interest with a matter to be discussed by the board and must not participate in any board or committee discussions or vote on the matter.

The board complies with all Bank Act requirements relating to conflicts of interest. The audit and conduct review committee monitors compliance and informs the board of any material deviations and corrective actions taken.

As a regulated entity, the bank has robust policies, procedures and processes in place regarding related party transactions. Directors are required to complete an annual questionnaire disclosing any related party transactions. The audit and conduct review committee requires management to establish policies to enable the bank to verify that its transactions with related parties (a group that includes directors and senior officers as defined in the Bank Act) comply with the Bank Act and to review those policies and their effectiveness, as further set out in detail in the audit and conduct review committee charter posted in the corporate governance section of our website.

Internal controls and management information systems

The board oversees the integrity and effectiveness of our management information systems and internal controls and approves our internal control policy.

The work is carried out mainly by the audit and conduct review committee, which:

•	oversees our key controls over financial reporting
•	sets aside time at each meeting to meet separately with the Chief Auditor, Chief Financial Officer, Chief Compliance Officer and the independent auditor without management present
•	receives regular reports from management and the internal audit department on the design and operating effectiveness of our internal control framework and any significant deficiencies or material weaknesses
•	reviews the effectiveness of our compliance program as well as first-line and second-line compliance culture
•	oversees our whistleblower policy and procedures and approves procedures for receiving, filing and resolving complaints about accounting or auditing matters.

A strong control environment is critical to our success. We continue to invest significantly in strengthening our controls surrounding people, processes and technology to protect the bank’s and our clients’ information as further described in our 2023 annual report.

Technology and innovation

Over the past several years, our investments in technology and operations to strengthen the core of the bank have enabled us to operate seamlessly and support our clients. Today, we are focused on further digitizing the bank to deliver exceptional value to our clients, employees, and shareholders consistently, safely, and effectively. While we have substantially progressed our structural investments at the bank to simplify the client experience, and to maintain client trust, we are continually raising the bar on our standards for security, resiliency, and operational excellence, while enhancing the client relationship with our digital tools.

The bank continues its strategic and sustained investments in controls across the enterprise to further improve its security and stability posture in light of rapid changes to external threats and risks. Building on the robust digitization efforts of previous years, our investments in innovation have delivered exceptional results for clients. This was reflected in several notable accolades, such as the Digital Transformation Award from IT World Canada, which recognized Scotiabank for its development of an AI-powered customer chatbot. The tool answers nearly 40% of client questions posed via chat and has reduced Contact Centre interactions significantly.

For the fourth year in a row, the bank was ranked as one of the top three banks in the J.D. Power 2023 Canada Online Banking Satisfaction Study.

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Data ethics

The power of analytics, AI, and machine learning (ML) are transforming banking, and the bank is using these technologies to create better products and services for our clients. While data and analytics tools offer opportunities for efficient decision-making, they also carry inherent risks. To ensure ethical use of data is considered systematically from point of collection to point of deletion, the bank has established a dedicated data ethics team to support the bank’s enterprise-wide, ethics-focused approach for the responsible use of data, AI, and ML. We are one of the first financial institutions to operationalize data ethics as a centralized function at scale, and one of the first to make our Data Ethics Principles public.

The oversight of ethics and related issues are part of the board committees’ accountabilities and documented in the committees’ official charters. Moreover, the board and the risk committee receive quarterly enterprise risk management reports which address top and emerging risks, including data and model risks. As generative AI continues to evolve, the board and the risk committee also received additional education specific to AI.

Our robust governance processes and Data Ethics team are supported by the Data Ethics Advisory Board, which includes senior leaders from our Data Governance, Data and AI Risk, Privacy, and Analytics teams. The Data Ethics Advisory Board is engaged to support fair, ethical, and responsible deployment of IT tools and to ensure we are working within our risk appetite and preserving customer trust.

Assessing ethical implications for the use of data and analytics is supported by the bank by providing a suite of processes and tools for meeting internal bank requirements, complying with regulations, following ethical and responsible practices, and maintaining customer trust. One such tool is the Ethics Assistant – Trusted AI, which helps reduce the risk of unintended consequences, such as bias and discrimination in decisions made by algorithms, including lending and credit-related decisions. Through this tool any AI Use Case incorporating individual customer data goes through a comprehensive review to determine ethical risk and mitigation strategies. If needed, Use Cases are escalated to the bank’s Enterprise Data Council and our Chief Compliance Officer if required.

New technology comes with opportunities and challenges, and we remain committed to ensuring the responsible and ethical use of technologies, data, and client information. We have moved beyond AI- and ML-specific ethics and have taken the broader focus of data ethics to ensure that we safeguard our clients’ data and use it for their benefit throughout the full data lifecycle.

Cybersecurity

The board recognizes the importance of preserving the trust and confidence of our clients, employees, shareholders and other stakeholders. In that regard, the board, which includes members with technology and/or cybersecurity expertise, along with the risk committee, oversees issues relating to cybersecurity risks. Cybersecurity continues to be among the bank’s top risk concerns, with state-sponsored attackers and sophisticated ransomware gangs being the most significant threat actors against financial institutions. Threat actors continue to adapt, and their attacks are increasing in sophistication, severity, and prevalence, with the purpose of extortion, fraud, unauthorized access to sensitive data, and disruption of financial operations. Ongoing geopolitical tensions increase the risk of escalations though retaliatory cyber attacks. As such, the technology environment of the bank, our clients, and third parties’ services may be subject to attacks, breaches, or other compromises. The bank proactively monitors and manages these risks by investing in technology and expertise to ensure appropriate risk-based remediation activities.

The board approves the Information Technology and Information Security Risk Management Framework, which, along with its respective policies and other frameworks, are focused on safeguarding the bank and its clients’ information and ensuring the bank’s IT environment is secure and resilient in support of our business objectives. This past year, the board also met with management to discuss the bank’s technology and operations strategy, including a deep dive on cybersecurity.

Our Data Ethics Principles can be found on our website.

In 2023, Scotiabank made self-paced data ethics training available to all employees and made it a requirement for those working in advanced analytics and anyone in the Customer Insights and Data Analytics function. To date, over 2,000 employees have participated in the training.

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The risk committee also focused on cybersecurity risks in light of regulatory trends and developments and received quarterly presentations on the enterprise cybersecurity program, including updates on the program and the global cybersecurity strategy, along with progress reports. The risk committee also reviewed a report on the bank’s operational readiness to cyber-related events, including cyber attack and crisis attack scenarios, crisis response and cybersecurity readiness scenarios. The audit and conduct review committee reviewed the impact of changing regulations and regulatory expectations on the bank’s business and followed the guidance of regulators and governments to address cybersecurity threats.

For additional information about the bank’s approach to managing cybersecurity risk, see the “Cyber Security and Information Technology (IT) Risk” section in our 2023 MD&A and the “Strengthening Cybersecurity” section in our ESG Report.

Cybersecurity governance highlights

•   the bank’s global cybersecurity strategy has a vision to build and maintain the trust of the bank’s clients and shareholders by being a leader in cybersecurity across the bank’s global footprint

•  multi-format reporting approach, with presentations to the board and the risk committee, along with comprehensive and regular reports addressing key issues and developments

•   the bank’s cybersecurity program, products, and practices are regularly tested through posture and vulnerability assessments by internal and external parties

•  employees receive annual mandatory cybersecurity training and complete regular testing activities

•  the bank purchases insurance coverage to help mitigate against certain potential losses associated with cyber incidents.

Disclosure controls and procedures

Our disclosure controls and procedures gather and communicate material information to senior officers and the board accurately and regularly.

Our disclosure policy, available in the corporate governance section of our website, sets out our commitment to promptly release material information in a timely, accurate and balanced way to stakeholders. Our disclosure committee, which is composed of senior officers, is a key part of this process and its responsibilities include:

•	evaluating events to determine whether they give rise to material information that must be publicly disclosed and the timing of that disclosure
•

reviewing our core disclosure documents (management proxy circular, annual and quarterly consolidated financial statements and related MD&A, AIF and Form 40-F) before they are reviewed by the board for approval and public release

•	reviewing and updating our disclosure policy and practices (at least annually).

The disclosure committee reports to the President and CEO. Committee meetings are chaired by the Executive Vice President and General Counsel.

LEADERSHIP DEVELOPMENT, DIVERSITY AND ASSESSMENT

Leadership development

We continue to develop the capabilities of our leaders in service of prioritizing inclusive and accessible environments, and achieving strong performance both now and for every future.

Our leadership strategy is focused on the quality, depth and diversity of our leadership team across our footprint. To maintain competitive advantage in our global market, we identify and develop diverse individuals who reflect our client base and have the ability, aspiration, and engagement to lead the bank.

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The board and human capital and compensation committee are responsible for the overarching leadership strategy including succession planning for executive level leaders, up to and including the President and CEO. All board committees meet regularly to review and approve the development and succession plans for executive leaders in all business lines and functions. In complement, the President and CEO and the bank’s most senior leaders form the bank’s human capital committee and meet monthly to review progress against our leadership strategy.

Learning experiences

We continue to invest in our learning experiences by enabling employees to build their skills and capabilities to drive performance, enhance productivity, and take ownership of their careers at the bank.

Our global learning experiences build future-ready capabilities, develop leaders who can thrive in the future of work, benefit the bank’s business lines with improved agility, efficiency, and effectiveness, and keep the bank safe with global learning programs that meet business needs and regulatory requirements.

Scotia Academy, the bank’s digital learning platform, offers enterprise-wide learning solutions in leadership development, compliance and regulatory, operational excellence, digital innovation, and sales and service to enable a client-first mindset and support our teams to win.

Building leadership capabilities

Leadership development is a key priority for Scotiabank. We support our employees in their leadership journey at all stages and levels of their careers with iLEAD, the bank’s flagship leadership development learning experience. iLEAD supports people leaders globally with their daily responsibilities and to manage their teams’ working norms. iLEAD furthers people leader skills in coaching and feedback, career development, change and resilience, and enabling high performing teams, as well as diversity, equity, inclusion and belonging. In 2023, over 50,000 iLEAD courses were completed, with an overall Net Promoter Score (NPS) of 63, above an internal target of 51.

We also offer global executive leadership development programs for high potential directors, vice presidents and senior vice presidents under the Executive iLead umbrella. These programs are intended to strengthen leadership capabilities and enable executives to gain a deeper understanding of the impact their decisions have on Scotiabank clients, employees, and shareholders. Executive iLead programs offer a highly experiential and engaging development curriculum that consists of a Business Simulation, Leadership Simulation, and Learning Labs that support personal development and collaboration with other executive participants in the program.

In addition to the unique experiential content each program offers, there are personalized elements including mentorship, 1:1 coaching, and formal opportunities to network. Programs continue to be well received by our leaders with learner experience scores well above target and NPS over 80 and capability scores over 89 for all three programs.

To ensure new leaders are set up for success when assuming a role at the executive level, they participate in our Executive Onboarding Program. Through this program, leaders move through a customized onboarding journey designed to support a successful integration, and the program aims to increase their self-awareness and effectiveness as a leader and to support their ongoing development at the bank. Once leaders complete the Executive Onboarding Program, the executive coaching services and the executive feedback program are also made available to leaders on an as-needed basis.

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Leadership diversity

We are committed to creating opportunities that enable all employees to reach their full potential, thrive and belong. We recognize that diverse teams better reflect our clients and create stronger results for our shareholders. Scotiabank’s Inclusion Council sets the enterprise-wide DEI strategic direction, the prioritization of inclusion initiatives and identifies and addresses emerging issues and opportunities that can impact our inclusive culture. With the President and CEO as executive sponsor, council membership includes leadership from key business lines and representation from human resources to enhance our ability to operationalize programs and initiatives as part of our global diversity, equity, and inclusion strategy. You can read about some of our many initiatives fostering the inclusion of Black people, Indigenous Peoples, LGBT+ people, People of Colour, people with disabilities, veterans, and women in our employment equity report, available on our website.

Fostered by the Inclusion Council and overseen by the human capital and compensation committee, the bank continues to move toward diverse leadership at every decision-making table across the organization. A key component of our approach to diversity, equity and inclusion is the identification, development and advancement of equity-deserving talent. To effect meaningful and sustainable change with a view to building the talent pool for the executive level, our 2025 diversity, equity, and inclusion goals, which include senior leadership goals, aim to increase the diversity of our employee population by 2025:

•	double the current representation of Indigenous employees
•	increase the representation of people with disabilities by 20%
•	increase People of Colour in senior leadership roles to 30% or greater
•	increase the representation of Black employees in senior leadership roles to 3.5%, and the Black student workforce to 5% or more, as stated in the BlackNorth Initiative’s CEO Pledge
•	increasing the representation of women in senior leadership roles to 40% globally
•	increase the representation of employees who identify as lesbian, gay, bisexual or another diverse sexual orientation to 7% or greater.

Scotiabank’s talent team has launched two programs with specific diversity objectives related to our Indigenous employees: the Indigenous Peoples Professional Development Series and the Indigenous Peoples iLEAD Mentorship Program. The Professional Development Series was co-created with the Indigenous Network employee resource group in 2022. The Indigenous Peoples mentorship program champions Indigenous worldviews, identifies ways the bank can incorporate more Indigenous-specific approaches into its practices, and supports Indigenous employees to grow their careers. The objective of this program is to build career awareness, build new capabilities, increase participants’ exposure and build their networks.

To help the bank meet its 2025 commitment on increasing the representation of Indigenous Peoples, a new team led by Indigenous talent will be created in 2024. This team will be focused on the retention and development of Indigenous Peoples at the bank, including leading mentorship and development programs for Indigenous Peoples. A similar team is under development within the bank’s talent acquisition team. In addition, SOAR, a 12- to 24-month rotational development program designed for Indigenous students completing post-secondary education, was launched in 2022. The first cohort of seven people joined the bank in 2023 and hiring has begun for 2024.

The bank’s employee Allyship Summit for Change, for the second year, supported a culture of inclusion and belonging at the bank and advanced the bank’s diversity, equity and inclusion strategy focused on encouraging allyship across our global footprint to better serve our clients, support our communities and enable our employees’ success.

The bank’s ScotiaPulse employee engagement survey reiterated the bank’s inclusive environment and strong employee engagement at 87%, well above the financial services average, with 86% feeling that senior leadership sets the right tone with their words and actions when it comes to diversity, equity and inclusion at Scotiabank.

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The bank has also participated in McKinsey’s Connected Leadership Academy including: McKinsey’s Black Management Accelerator Program and McKinsey’s Asian Management Accelerator Program; McKinsey’s Black Leadership Essentials Program and McKinsey’s Asian Leadership Essentials Program.

Additionally in 2023, following the 2022 pilot of a new Global DEI Sponsorship Program in Global Wealth Management, the bank advanced a Global Sponsorship Program focused on advancing equity-deserving groups to help remove barriers to leadership advancement at the bank. The Global DEI Sponsorship Program pairs protégés who have self-identified as being a member of an equity deserving group in manager and senior manager level roles with sponsors from director and above levels. As part of advancing these initiatives, Scotiabank is committed to building a culture of allyship and advancing a culture of inclusion to create affirming and welcoming environments for everyone. Through our focus on identification and professional development, we have made good progress in identifying a diverse pool of successors for key roles, positioning us well to strengthen the representation of equity-deserving groups in Canada at the executive level over the mid- to long-term. In Canada, we are making progress towards 2025 senior leadership goals for people with disabilities, People of Colour, and Black people. For more information about our diversity, equity, and inclusion goals, please see our 2023 ESG Report.

Women in leadership

Within its accountability to ensure robust succession planning for key executive roles, the human capital and compensation committee has committed ongoing attention to the development of a diverse pool of candidates. There has been significant progress made against our VP+ global goal for the representation of women. The proportion of women at the VP+ level reached an all-time high of 38.9% globally in 2023 (a 5.6 percentage point (pp) increase in the past seven years) and increased to a high of 43.6% in Canada (a 4.5 pp increase in the past seven years). In 2023, 39% of all VP and SVP level appointments were women.

	# of women in senior leadership roles (VP+) globally	%	2025 diversity, equity and inclusion goal	progress in achieving target
Fiscal 2023	272	38.9%	40%	5 pp increase in the past seven years

As of the date of this circular, 33% or 10 of the bank’s 30 executive officers are women. The table below shows the representation of women at the executive level for the last two fiscal years.

	# of women executive officers/executive officers	%

Fiscal 2023	10/30	33%

Fiscal 2022	9/30	30%

In December 2018, the bank launched The Scotiabank Women Initiative™ — a signature program designed to increase economic and professional opportunities for women to be successful by providing unbiased access to capital and tailored solutions, bespoke specialized education, holistic advisory services and mentorship. The program initially launched in Canadian Business Banking in 2018 to support women-owned and women-led businesses, and then expanded to Global Banking and Markets supporting emerging and senior corporate leaders as they pursue their professional careers, and to Global Wealth Management supporting our wealth clients in managing their financial futures.

In Global Banking and Markets, as part of the initiative’s Holistic Advisory Services and Mentorship pillar, we created the Scotiabank Good Corporate Governance Program, a bespoke series of sessions for senior professional women to explore best practices and emerging trends, while enhancing their skills and potential as board directors. The bank also assists corporate clients who want increased diversity on their boards by providing a growing list of board-ready women who have completed our Scotiabank Good Corporate Governance Program for them to recruit. We recognize the importance of helping women at various stages of their career to build the boardroom talent pool while also creating more opportunities and widening the aperture of who is considered for board seats – a deeper, principle-driven strategy that will be more impactful in the long run.

In 2023, the bank and its leadership received several industry-leading recognitions, including:

• one of Refinitiv’s Top 25 Most Diverse and Inclusive Companies

• Bloomberg Gender-Equality Index for the sixth consecutive year

• The Globe and Mail’s 2023 Report on Business magazine’s Women Lead Here list, which recognizes executive gender diversity, for the third consecutive year.

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To date, the program has achieved the following milestones:

•	deployed $8.05 billion in capital to women-owned and women-led businesses. In 2022, we increased our commitment to deploy $10 billion by 2025
•	supported over 2,900+ women clients with wealth management sessions on major life transitions such as retirement and estate planning
•	run seven cohorts of the Good Corporate Governance Program, supporting over 80 women on their path to board governance
•	expanded the program internationally, to support women-owned and women-led businesses in Jamaica, Costa Rica, Chile and Peru
•	included over 25,000 participants across Canadian Banking.

Assessment and succession planning

The human capital and compensation committee, along with the risk committee and the audit and conduct review committee, oversees succession planning and the mandates of senior management roles, including relevant roles in our control functions – audit, compliance, risk, finance and AML. The human capital and compensation committee also reviews the mandates of all executive level positions. Leadership and succession planning is discussed at every human capital and compensation committee meeting. As a member of the human capital and compensation committee, the Chair is directly involved in overseeing the succession plans for key senior management roles.

Through board and committee meetings and director education sessions, the board has direct exposure to numerous leaders at various levels across the organization to gain greater visibility into the bank’s executive leadership team.

The human capital and compensation committee is responsible for the performance management of the President and CEO. The committee assesses the President and CEO’s performance against the approved CEO mandate and objectives established at the beginning of the year. The board then reviews the assessment, as well as the performance assessments of the other named executives and senior officers.

The board is responsible for selecting, retaining, and, if necessary, replacing the President and CEO. In 2022, the board executed on its most critical succession plan by appointing Scott Thomson as President and CEO. In 2023, it oversaw the successful transition of Mr. Thomson into his new role. The board also maintains a contingency plan to mitigate business risk and to ensure we continue to operate prudently in the event the President and CEO position suddenly becomes vacant. These plans were reviewed during the initial transition of Mr. Thomson as President and CEO to ensure their appropriateness and the designation of successors for key management roles, and are revisited regularly for both the President and CEO role, along with the bank’s key senior management roles. CEO and senior management succession planning is important to ensure that the bank can function effectively and efficiently in both an emergency and in the normal course of business.

GOOD GOVERNANCE

Our governance structure supports the board’s ability to provide effective governance over the bank’s affairs. The board must strive to balance the interests of the bank’s diverse constituencies around the world, including its shareholders, clients, employees, regulators and the communities in which it operates.

While many of our corporate governance policies and practices are highly prescribed and regulated by OSFI, the Bank Act, the CSA, the SEC, and the two stock exchanges where our common shares are traded – the TSX and the New York Stock Exchange (NYSE) – we meet or exceed the requirements that apply to us.

Although we are not required to comply with most of the NYSE corporate governance rules that apply to U.S. domestic issuers, we meet or exceed these rules in all significant respects, except as disclosed in the corporate governance section of our website. The board’s culture of continuous improvement includes regularly reviewing its governance practices to make sure that we are staying ahead of the curve.

For more information, please visit scotiabankwomeninitiative.com.

The importance of an effective corporate governance structure and culture was reinforced over the past few years, as we dealt with the impacts of the current environment of inflationary pressure, rising interest rates and geopolitical tensions on the bank and the global economy.

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Subsidiary governance

The board and its committees are responsible for overseeing our global operations and subsidiaries. As part of our strategy to generate long-term value, we have implemented many of our leading governance practices at our subsidiaries. Across our footprint, we have subsidiaries with corporate governance practices that include their own term limits, skills matrices, diversity policies, annual board assessments, succession planning guidelines, orientation and education guidelines and share ownership requirements, which for many are market-leading initiatives.

Our enterprise-wide approach to subsidiary corporate governance is coordinated centrally through the Corporate Governance Office (CGO), whose mandate includes the development and implementation of our bank-wide corporate governance strategy. This strategy is also a critical component to mitigating legal and reputational risks. The CGO works with management and our boards across our footprint to implement practices that foster an effective oversight culture of strong and transparent accountability and alignment throughout the enterprise. Over the past year, we refreshed our subsidiary governance framework, including critical planning tools and processes.

This year there was a focus on subsidiary board education across a range of subjects, including ESG, capital, liquidity, regulatory developments, cybersecurity, and operational resiliency, reflecting the priorities of the bank. Programs included local governance training, tailored programs for subsidiary directors, continued education for subsidiary corporate secretaries, as well as regulatory engagement.

Our policy on subsidiary board composition, assessment and renewal is designed to provide strong oversight of our subsidiaries and promote a variety of viewpoints. Many of our subsidiaries have independent directors who bring specific skills, local knowledge and experience to the table. Our subsidiary boards are actively engaged and are tasked with providing effective challenge, advice and guidance to management.

Our CGO meets with shareholders, domestic and international regulators, subsidiary boards and other stakeholders on matters relating to the bank’s corporate governance practices globally. There is an established line of communication between the Chair and directors of our subsidiaries, which promotes strong accountability as subsidiary directors may directly escalate information to the parent board. The Chair, committee chairs, and senior management also meet with directors of major subsidiaries to discuss the bank’s approach to financial oversight, internal controls, risk management, corporate governance and human capital management matters.

Stakeholder engagement

As set out in our corporate governance guidelines, we are committed to having constructive and open dialogue and engaging with our stakeholders — investors, clients, employees, regulators and the broader community — throughout the year on a variety of issues. These discussions may encompass the bank’s financial performance and business strategy, our approach to, and policies on, corporate governance and executive compensation, human capital management, our statements and strategies related to ESG impacts and other areas of interest to stakeholders – all in compliance with the bank’s disclosure policy. The corporate governance committee oversees the bank’s approach to stakeholder engagement, including responses to shareholder proposals.

Our engagement approach is based on our continuous improvement philosophy and on listening to our stakeholders with a view for alignment with best practices. The board has developed practices to facilitate regular, ongoing engagement with its stakeholders. Such engagement is a constructive way for stakeholders to increase their knowledge about the bank. It also provides a valuable avenue for the bank to address stakeholder concerns and to hear our stakeholders’ views on our practices, strategy, and disclosure so that there is a shared understanding about how the bank is creating long-term sustainable value for our shareholders. All feedback is considered with the goal of enhancing our practices and disclosure following engagement sessions with stakeholders.

We aim to set precedents and serve as an example in our subsidiaries’ local markets to foster good governance using best practices in corporate governance that we consider to be part of our corporate culture.

Our stakeholder engagement program is embedded in our corporate governance practices demonstrating its importance to the bank.

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Board of Directors

The Chair and other independent directors meet with our stakeholders, including institutional and retail shareholders, investor advocacy groups, regulators, clients, employees, rating agencies and the broader community. The board reviews and assesses the input received from our stakeholders in considering their independent oversight of management and the bank’s long-term strategy. Shareholders can engage with the Chair or any of our independent directors by writing to the Corporate Secretary or the Chair. Please see the back cover for contact details.

Management

The President and CEO, the Chief Financial Officer, the Group Heads, the Senior Vice President, Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally, through a variety of forums including direct meetings, virtual meetings and conferences. Management also communicates with shareholders through the bank’s annual and quarterly reports, management proxy circular, AIF, annual ESG report, Investor Day, news releases and our website. Questions from the media related to financial matters are referred to Investor Relations while other enquiries from the media and the general public are usually referred to our Global Communications department. Client complaints are handled by individual branches and the Escalated Customer Concerns Office. Please see the back cover for contact details.

Investor Relations

We hold quarterly conference calls with analysts and investors after we release our financial results. Anyone can attend these presentations by telephone or over the internet. These discussions are recorded and are available on our website for a minimum of three months following the call. As shareholders are inquiring more often about our ESG initiatives and objectives, Investor Relations also collaborates with the Corporate Secretary and the Sustainability team to address these matters. We also live webcast our annual meeting and archive it on our website until the next meeting.

Shareholders can access additional information on the bank, including information on dividends, through our Investor Relations webpage and comprehensive information about our ESG initiatives through our Responsibility & Impact webpage.

The bank’s annual meeting also provides shareholders and other stakeholders with the opportunity to engage with the board and the bank’s management. The board recognizes the evolving nature of stakeholder engagement and continually assesses and implements new practices as appropriate for the bank.

We continued to execute our engagement strategy to proactively reach out to our shareholders and other stakeholders to better explain certain longer-term decisions made by the bank, as well as to understand their priorities and listen to their concerns. In some cases, we met with stakeholders on multiple occasions to provide ongoing updates on our progress on ESG issues. We have also met with proxy advisory firms Institutional Shareholder Services (ISS) and Glass Lewis to discuss our shareholder engagement and to share the feedback that we have received.

We held approximately 500 engagements with retail and institutional shareholders, investor advocacy groups, rating agencies, regulators, and proxy advisory firms in Canada and around the world. We had constructive discussions with stakeholders on various matters, including the following:

•	the bank’s medium-term plan and refreshed strategy including the prioritization of client primacy, changes to our approach on capital allocation, and operational excellence
•	our CEO transition and his priorities for his initial year in the role
•	international banking and the opportunities and challenges in operating in each of the major markets
•	the challenging economic environment, as stakeholders are increasingly looking to understand the outlook for credit as the financial health of the consumer is impacted by higher interest rates and inflation
•	the underlying economy, fiscal policy, and geopolitical environment in the regions in which the bank operates
•	our approach to managing capital and the impact of the Basel III reforms
•	our approach to expense management as macroeconomic factors impact expense growth and as revenue growth for the industry is expected to slow in 2024
•	our approach to funding, deposit growth, and go forward philosophy with respect to managing interest rate exposure
•	our approach to executive compensation, the importance of transparency in disclosure and the importance of further details about our compensation model and decision-making process, including the role of ESG metrics in determining executives’ variable compensation and our disclosure of the CEO pay ratio

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•

our commitment to continually refine and improve our financial disclosure to ensure greater transparency and foster improved understanding of the bank and its results, including climate-related disclosure

•

our sustainable business strategy, and how we approach ESG issues, including our climate and net-zero objectives, targets and plans and our disclosure of same, as well as biodiversity disclosure considerations. Please see pages 46 and 47 for the bank’s ESG highlights, which reflect those ESG issues of concern to our stakeholders

•	our progress in growing the bank’s Indigenous business services and supporting our Indigenous communities, as well as our Indigenous reconciliation plans
•	having broad access to internal subject matter experts on corporate governance, risk management, technology, operations, data ethics, ESG and human capital management matters
•	our approach to board composition and refreshment, including our diversity policy, skills matrix, term limits and comprehensive board assessment process
•

our approach to various corporate governance matters, including our hybrid annual meeting, auditor independence, our responses to shareholder proposals and the oversight of ESG matters by the board and its committees

•	the culture of the board and how directors oversee management’s execution of our strategy in line with our culture, including our risk culture.

Board oversight of stakeholder engagement

Following our annual meeting last year, we arranged meetings with a number of stakeholders to obtain feedback on certain items of business that were voted on. We actively engaged with a number of shareholders regarding a say on climate vote and our client transition plan disclosure in light of the support received by shareholder proposals on those topics at our annual meeting last year. Consistent with prior engagement, numerous shareholders that we met with expressed an interest in continued engagement on our net-zero pathway but not by means of a say on climate vote. We heard from some of our shareholders that they chose to abstain from voting on this proposal again last year to indicate opposition to the proposed say on climate vote while still supporting the underlying principles of climate change action and environmental stewardship. Moreover, many shareholders we spoke with believe this type of advisory vote has the effect of usurping the role of the board and shifting accountability from boards to shareholders, which is contrary to good governance practices.

With respect to our client transition plans disclosure, we shared updates with several shareholders about the pilot projects conducted over the past year with respect to the evaluation of the alignment between the bank’s emissions targets and the targets of select oil and gas, utilities and power generation clients. We also discussed the enhanced disclosure which will appear in the bank’s inaugural 2023 Climate Report for this year, along with the bank’s continued work to meet its Net Zero Banking Alliance (NZBA) commitments and its regulatory requirements under the OSFI Guideline B-15 Climate Risk Management and the new International Sustainability Standards Board (ISSB) standards.

In addition, we engaged with many shareholders regarding auditor independence and tenure, including those shareholders who withheld their votes for the appointment of KPMG and those whose voting policies suggest that KPMG’s tenure may be an area of concern. To address these concerns, we have enhanced our disclosure regarding our process to determine auditor independence as set out on pages 6 and 7.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) OVERSIGHT

The board recognizes how critical ESG matters are to the execution of its mandate and its oversight of the bank. The board views ESG as a shared responsibility; the board engages with management on the execution of its ESG strategy, while each committee oversees various aspects of the bank’s ESG strategy, impacts, risks, initiatives and reporting. The oversight of ESG matters is included in our corporate governance policies to reflect this shared responsibility between the board and its committees and is embedded in our corporate governance practices to demonstrate its importance. We also have ESG updates on every board meeting agenda in recognition of the importance of ESG matters to the board and its committees.

Several committees and councils composed of senior leaders from across the bank provide oversight of ESG-related updates to our senior leadership, the board and its committees, including recommendations, strategic guidance, and regular briefings from the Corporate ESG Committee, the Scotiabank Inclusion Council, and the Community Investment Committee. In fiscal 2024, a Climate Transition Steering Committee will assume the Corporate ESG Committee’s mandate on climate-

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related matters, with accountability for compliance with climate-related regulations and design and execution of the bank’s climate transition plan. The board may also receive updates from the Scotiabank Global Inclusion Council on the bank’s diversity, equity and inclusion strategy and from the Community Investment Committee on the bank’s community investment strategy.

As further set out in the bank’s corporate governance policies, the board mandate and each of the committee charters, the following is a summary of the responsibilities of, and activities undertaken by, the board and each committee with respect to ESG matters:

Governance Body	Summary of ESG-Related Responsibilities	2023 ESG-Related Activities

Board of directors

•   oversees the bank’s purpose and reviews reports on how the bank executes, and acts in accordance with, its purpose

•   ensures that there is an ongoing, appropriate and effective process in place for ensuring adherence to the Scotiabank code of conduct

•   oversees the bank’s ESG strategy, monitors management’s execution against this strategy and, through the board committees, reviews the related impacts, risks, initiatives and reporting

•   approves and oversees the implementation of the bank’s overall risk strategy, including the bank’s Enterprise Risk Appetite Framework

•   oversees the promotion and maintenance of a strong risk culture and risk driven values throughout the bank

•   oversees that processes are in place to identify the significant financial and non-financial risks and reviews and approves significant risk management frameworks and policies and ensures the implementation of appropriate processes by management to manage those risks, including ESG risks

•   approved this circular, including disclosure on the bank’s governance practices and the bank’s responses to shareholder proposals on ESG matters

•   approved updates to the bank’s corporate governance policies, board mandate and each of the committee charters to address good governance practices

•   received regular ESG updates on the bank’s ESG priorities, disclosures, highlights and landscape, including updates on global net-zero reporting requirements and developments, the bank’s 2023 net-zero focus areas, sustainability and climate-related regulatory and reporting requirements, a new financed emissions intensity reduction target, the bank’s social impact program, and ESG recognitions

•   reviewed the bank’s ESG Report (including the Public Accountability Statement) and the ScotiaRISE Impact Report

•   received quarterly enterprise risk management reports, which highlight various risks, including ESG risks

•   approved the Scotiabank Enterprise Statement on Modern Slavery

•   approved the bank’s Enterprise Risk Appetite Framework (which required consideration of ESG risks) and the ESG Risk Summary Framework

•   oversaw the bank’s strategic refresh sessions, which included the ESG strategy

•   reviewed the bank’s risk culture survey results

•   oversaw the bank’s stakeholder engagement program

For further board highlights from 2023, please see page 27.

Audit and conduct review committee

•   assists the board in fulfilling its oversight responsibilities for the system of internal control, including internal control over financial reporting and disclosure controls and procedures

•   reviews ESG disclosure, including climate-related disclosure, to be included in financial reporting as required by regulators or that may be required by law

•   reviews matters as they relate to the enterprise conduct, risk culture and ethics program

•   reviews and recommends for board approval any material changes to the Scotiabank Code of Conduct

•   monitors the bank’s exposure to material risks relating to conduct and risk culture

•   reviews and approves the Risk Culture & Conduct Risk Management Summary Framework

•   performs duties to comply with consumer protection provisions of the Bank Act

•   supported the bank on ESG disclosure, including climate-related disclosure, to be included in financial reporting and the new sustainability and climate risk regulatory requirements coming into effect (for example, the OSFI Guideline B-15 Climate Risk Management)

•   oversaw the bank’s risk culture and ethics programs and approved the Risk Culture & Conduct Risk Management Summary Framework

•   set relevant and meaningful standards of conduct and ethical behaviour by reviewing the President and CEO’s annual declaration of employee, director and officer compliance with the code of conduct

•   continued to evolve its oversight of conduct and risk culture through regular conduct reviews and risk management relating to reports on clients, employees and market conduct

•   upon the transfer of the bank’s AML/ATF and sanction programs from the risk committee, reviewed quarterly reports on the AML/ATF and sanctions programs, including program updates, regulatory commitments and initiatives, emerging trends and ESG initiatives such as anti-modern slavery, human trafficking, child exploitation and wildlife trafficking, and AI initiatives, key data and technology challenges and enhancements to financing crime fighting frameworks

•   served as the bank’s consumer protection committee and recommended consumer protection procedures for board approval

To review the audit and conduct review committee report, please see pages 58 and 59.

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Governance Body	Summary of ESG-Related Responsibilities	2023 ESG-Related Activities

Corporate governance committee

•   acts in an advisory capacity through a continuing assessment of the bank’s approach to corporate governance and makes policy recommendations in support of the bank’s purpose, culture and strategy

•   monitors the effectiveness of the board’s diversity policy, including its progress in achieving its aspirational goals

•   supports the board in its oversight of the bank’s purpose and reviews the bank’s disclosure on, execution of, and alignment with, its purpose

•   reviews the bank’s ESG strategy, priorities and reporting, including reports on the bank’s ESG performance (specifically, the bank’s ESG Report and Public Accountability Statement) and benchmarking of the bank’s ESG performance and practices and reports on the bank’s community investment and giving strategy and activities

•   oversees appropriate allocation of ESG-related responsibilities across the committees of the board and updates the board on ESG matters, as necessary

•   reviews global trends and practices in corporate disclosure of non-financial performance, including current and emerging ESG matters

•   reviews the bank’s human rights statement

•   reviews and recommends to the board the bank’s approach to shareholder engagement and global emerging areas of focus for the bank’s stakeholders

•   maintains the directors’ skills matrix, which includes ESG matters as a key area of expertise

•   oversaw the bank’s 2023 hybrid annual general meeting, allowing shareholders to participate and vote at the meeting whether attending virtually or in person

•   reviewed the bank’s ESG Report and Public Accountability Statement, including updates on climate-related disclosures, net-zero commitments, plans and targets, social impact reporting of ScotiaRISE and assurances by KPMG on certain ESG metrics

•   monitored the bank’s ESG priorities throughout the year and received updates on the bank’s ESG initiatives, including the bank’s commitments to Indigenous reconciliation, an enhanced ESG Risk Summary Framework, a new financed emissions intensity reduction target, updates to the bank’s climate transition plans and social impact reporting of ScotiaRISE and updated the board on such ESG matters

•   oversaw the board and CGO’s stakeholder engagement program, which included over 40 meetings with our stakeholders this year to discuss relevant ESG issues and trends, including board composition and diversity, our climate and net-zero targets, commitments and transition plans and the corresponding disclosure of same, executive compensation and ESG metrics, Indigenous issues and biodiversity disclosure considerations

•   recommended for board approval this circular, including disclosure on the bank’s governance practices and the bank’s responses to shareholder proposals on ESG matters with a focus on climate-related issues

•   received updates on corporate governance developments, including various ESG matters and regulatory developments and further enhanced our corporate governance practices with a view to such matters

•   all eight members of the committee identified ESG matters as one of their key areas of expertise

To review the corporate governance committee report, please see pages 59 and 60 and for more details on the bank’s stakeholder engagement program, please see page 41.

Human capital and compensation committee

•   assists the board in fulfilling its oversight responsibilities relating to leadership, succession planning and total rewards including compensation, pensions, benefits and perquisites and their annual disclosure in support of the bank’s purpose, culture and strategy

•   assists the board in its oversight of the bank’s human capital management practices and strategies, including:

•   reviewing reports from management to monitor the bank’s culture and employee engagement

•   reviewing the bank’s diversity, equity and inclusion and gender-related policies for officers and employees of the bank and measurable objectives

•   overseeing policies and programs in place to support and promote the health, safety and well-being of the bank’s employees

•   considering other ESG practices related to the committee’s mandate

•   takes into account the long-term interests of shareholders, investors and other stakeholders, including the public interest, when making remuneration-related decisions, as well as having regard to applicable good practices and corporate governance, in addition to corporate values, when applying remuneration rules

•   reviews the bank’s compensation framework and tools, with a view to managing conduct risk, and enhancing financial consumer protection, fairness and product suitability

•   reviewed regulatory, governance, and executive compensation trends, including the selection of appropriate financial and non-financial performance metrics incorporating ESG measures, such as metrics relating to climate change, as the bank advances its goals with regard to climate-related financing, decarbonizing of the bank’s operations, and diversity, equity and inclusion

•   reviewed updates on the bank’s return to office program

•   reviewed updates on pay equity and gender pay practices

•   assisted the board in oversight of the bank’s human capital management practices and strategies, including reviewing reports to monitor the bank’s culture and employee engagement, reviewing the bank’s diversity, equity and inclusion strategy and policies for employees, and overseeing programs in place to promote the health, safety and well-being of our employees

•   received updates on key human resources key risk metrics and emerging issues, including the evolving talent market and salary inflation pressures

•   oversaw the leadership strategy, including a focus on senior officer succession planning, developing high potential leaders and diversity of talent as an overarching goal

•   oversaw and discussed the bank’s succession planning processes and strategies for business continuity purposes and with a view to building bench strength and a diverse talent pool for the executive level

•   reviewed the ScotiaPulse (employee engagement) annual results

•   reviewed the bank’s diversity survey results which provided updates on the progress towards the bank’s diversity, equity, and inclusion goals

•   the chair of the committee, along with the Chair of the Board, met with the bank’s stakeholders on the bank’s approach to compensation and other related matters

•   received updates on the bank’s stakeholder engagement strategy, including stakeholder views on items of business at the last annual meeting, executive compensation and shareholder proposal topics

Management proxy circular	45

Governance Body	Summary of ESG-Related Responsibilities	2023 ESG-Related Activities

•   jointly reviewed, recommended, or approved with the risk committee changes to the annual incentive plan, linking ESG performance to compensation

To review the human capital and compensation committee report, please see pages 61 and 62 and for more details on the bank’s inclusion of ESG metrics in executive compensation, please see page 69.

Risk committee

•   assists the board in its oversight responsibilities for the review of the bank’s risk appetite and identifying and monitoring key financial and non-financial risks

•   retains oversight of enterprise risks, including the bank’s ESG risks, which includes climate change risk

•   reviews and approves the bank’s key risk management policies, frameworks and limits to make sure that management is operating within the bank’s Enterprise Risk Appetite Framework

•   oversees the promotion and maintenance of a strong risk culture and risk driven values throughout the bank

•   reviewed the bank’s enterprise risk management reports which include non-financial risks, such as climate-related risks, and other ESG risks, cybersecurity risks, IT risks, data risks, AI risks and model risks

•   reviewed the bank’s enterprise cybersecurity program updates and the multi-year cyber technology roadmap

•   reviewed and recommended for board approval the bank’s Enterprise Risk Appetite Framework (which requires consideration of ESG risks) and ESG Risk Summary Framework

•   oversaw the promotion and maintenance of the bank’s risk culture and risk driven values, including the bank’s focus on identifying and managing its top and emerging risks, including cybersecurity, macroeconomic uncertainty, ESG, geopolitical tensions, legal and compliance, third party service providers, technology, and data and model risks

•   reviewed the bank’s Risk Culture & Conduct Risk Management Summary Framework

•   prior to the transfer of the bank’s AML/ATF and sanctions programs to the audit and conduct review committee, reviewed quarterly reports on our financial crimes risk management program (which included the AML/ATF and sanctions programs) including program updates, regulatory commitments and initiatives, emerging trends and ESG initiatives such as anti-modern slavery, human trafficking, child exploitation and wildlife trafficking, and AI initiatives, key data and technology challenges and enhancements to financing crime fighting frameworks

•   jointly reviewed, recommended, or approved with the human capital and compensation committee changes to the annual incentive plan, linking ESG performance to compensation

To review the risk committee report, please see pages 62 and 63 and for more details on the bank’s ESG risk management, please see page 32.

Scotiabank’s annual ESG reporting materials provide key updates and insight into the bank’s progress on its ESG initiatives in its operations, with its clients, employees, and shareholders, and in communities across its footprint. Our purpose guides our approach to managing ESG issues and focuses on areas where Scotiabank can play a meaningful role — assisting clients in achieving their goals, mobilizing capital to help address important social and environmental challenges and building trust by acting with integrity in everything we do.

2023 ESG Highlights

Environment

•  provided $36 billion towards our target of $350 billion in climate-related finance by 2030, reflecting a cumulative $132 billion since fiscal 2019[1]

•  established a new interim emissions intensity reduction target to reduce financed emissions intensity in the automotive manufacturing sector by 36% by 2030, on a science-based 1.5 degree-aligned pathway

•  published a climate-related finance framework that defines those products and services that are eligible for inclusion in the bank’s target to provide $350 billion by 2030 in climate-related finance

•  achieved 34% reduction of scope 1 and 2 greenhouse gas emissions in our own operations (from 2016 levels) against our target of 40% reduction by 2030

The bank will be publishing its inaugural 2023 Climate Report in 2024, introducing refreshed enterprise-wide climate goals based on the bank’s voluntary climate commitments, as well as our responsibilities as a member of the NZBA.

•  released a whitepaper reflecting on discussions with agriculture clients and identifying ten guiding principles shaping sustainable solutions to drive profitable growth in Canada’s agriculture industry

•  enhanced the bank’s ESG risk framework, credit exposure monitoring for carbon-related assets and climate scenario analysis, which enhanced the bank’s climate risk assessments, net-zero planning, and implementation

•  distributed $1 million through the Net-Zero Research Fund and a cumulative $3 million since fiscal year 2021 to 31 research projects and leading initiatives

[1]

For the purpose of this circular, climate-related finance consists of those products and services (such as lending and advisory services) as well as the types of transactions (such as sustainability-linked loans, or dedicated purpose loans) which support, among other things, climate change mitigation, adaptation, pollution prevention, sustainable management of natural resources, biodiversity conservation, and circular economy. See the bank’s climate-related finance framework for further details on climate-related products, services, as well as eligible transactions.

46	Scotiabank

Social

•   since December 2018, The Scotiabank Women InitiativeTM has engaged over 25,000 women entrepreneurs and in Canada has deployed $8.05 billion in capital for women-led and women-owned businesses, nearing our commitment to deploy $10 billion in capital by 2025

•   welcomed the first cohort of Indigenous Peoples through SOAR, a year-long rotational development program designed for Indigenous students completing post-secondary education

•   released an inaugural three-year accessibility plan supported by an enterprise accessibility steering committee to ensure the implementation of the bank’s commitment to identifying, preventing, and removing barriers for people with disabilities

•  invested $1.2 million over three years to help the Canadian National Institute for the Blind support individuals impacted by sight loss through its Come to Work Program

In 2023, the bank invested $42.2 million through ScotiaRISE, reflecting a cumulative $102 million in the last three years across 200 organizations, progressing towards our goal of $500 million over 10 years.

•  renewed partnership with TalentLift Canada and invested $950,000 over three years to help connect skilled refugees with employers in Canada

•  included in 2023 Bloomberg Gender-Equality Index for sixth consecutive year

•  recognized for executive gender diversity on The Globe and Mail’s Women Lead Here list for the third year in a row

•  added allyship-focused learning content to the Scotia Academy to help employees understand what it means to be an ally and the skills necessary to be effective

•  partnered with Phyllis Webstad to assist in distributing copies of her latest book, Every Child Matters, to Indigenous schools in Canada, part of year-round initiatives to further trust-based relationships with Indigenous communities across our footprint

Governance

•   ranked first among banks in North America in the S&P Global Corporate Sustainability Assessment and included in the Dow Jones Sustainability Index North America for the sixth consecutive year (as at December 8, 2023)

•   received a “AAA” ESG rating from MSCI for the 3rd consecutive year – the highest score possible held by only 5% of global industry peers – and was recognized as a leader in corporate governance (as at December 31, 2023)

•   linked ESG metrics with pay, including our current climate strategy progress in all-bank performance pay and incentivized climate performance in executive variable compensation

•   employee engagement reached 87%, above financial sector industry averages

•   announced Global Inclusive Standards of Care for employee benefits, with an initial focus on healthcare gaps for LGBT+ and women

•   recognized with five gold awards by The Brandon Hall Group Excellence Awards, including Global Mandatory Learning program, Human Resources Business Partner Development program, and A11yBoost

•   became the first Canadian bank to offer interactive fraud simulations to help clients identify cybercrime through our Cybersecurity and Fraud Hub

The Climate Transition Steering Committee will assume the Corporate ESG Committee’s mandate on climate-related matters in fiscal 2024, with accountability for compliance with climate-related regulations and design and execution of the bank’s climate transition plan.

Several members of the board count ‘environmental, social and governance matters’ as one of the key areas of experience they bring to the board, given their experience in sustainability matters, climate-related issues and other ESG issues, principles and practices in complex organizations, as well as their strong track record of community involvement, from charitable organizations to advisory committees driving standards for climate change reporting. More information about our ESG priorities and performance can be found at scotiabank.com/sustainability.

Management proxy circular	47

Board composition, development, and assessment

Board composition is regularly reviewed by the corporate governance committee so that the right combination of skills, experience, views, and tenure are represented on the board in order for it to provide effective oversight of the issues described throughout this circular. This year, we added two new directors who are standing for election for the first time, enhancing the board’s skill sets and addressing the board’s succession plans.

Directors must be qualified to understand the nature and operation of our business – including the size, complexity and risk profile of the bank – and stay current with business, technology, industry, risk, regulatory, governance and other key issues to be effective members of our board. Our rigorous nomination and selection process identifies candidates who have the qualities below, including the experience and aptitude to serve on a bank board with Scotiabank’s footprint.

QUALITIES OF DIRECTORS

Independent

Having an independent board is one of the ways we make sure the board operates independently of management and makes decisions in the best interests of Scotiabank. Our independence standards comply with the Bank Act Affiliated Persons Regulations, the CSA rules and the NYSE corporate governance rules. We also have additional requirements for our audit and conduct review and human capital and compensation committees. Our director independence standards can be found in the corporate governance section of our website.

We consider a director to be independent if they do not have a direct or indirect material relationship with Scotiabank (or subsidiaries of Scotiabank), our auditor, or our executives, and have a robust three-step process for assessing independence:

1.   directors complete a detailed questionnaire

2.  the board reviews directors against the standards, considering all relevant facts and circumstances, including the relationship the director may have with us and any relationship that their spouse, children, principal business affiliations, and any other relevant individuals have with the bank

3.  directors declare any material interest in matters that may come before the board.

13 our 14 (93%) directors are independent. Scott Thomson is the only non-independent director because of his position as President and CEO.

Diverse

Our board is composed of qualified professionals who have the requisite financial acumen and risk management experience to fulfill the board’s mandate, staff its four committees and supervise management. Our current directors have a broad range of skills and experience that we have highlighted in the director profiles and skills matrix starting on page 15. Each director is financially literate.

Five of the 14 (36%) directors are women.

The corporate governance committee regularly reviews board succession with a view to having a board and committees with the right skills, qualifications, perspectives and tenure. The committee looks for the most qualified candidates and we believe the best boards include a diverse mix of experience, expertise, perspectives, gender, gender identity or gender expression, age, sexual orientation, ethnicity, geographic background, and personal characteristics, along with membership within equity-deserving groups, including women, People of Colour, Indigenous peoples, and people with disabilities, as described in our board diversity policy. Our board recognizes the importance of having diverse representation among its members that reflects our clients, shareholders, employees, and the communities in which we operate and that it must continually strive to enhance this representation among its members. The corporate governance committee ensures that diverse candidates, including candidates from the equity-deserving groups, are included in the pool of candidates considered for any board position and qualified independent external advisors are regularly engaged to assist with identifying candidates who possess the board’s skills prerequisites and the diversity characteristics as described in our board diversity policy.	Seven of the 14 (50%) directors identify as women, People of Colour, Indigenous peoples, or people with disabilities.

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As part of its commitment to board diversity, the bank is a signatory to the Catalyst Accord and the 30% Club Canada and a sponsor of Women in Capital Markets and other organizations increasing the representation of women in the technology industry. Women have made up more than 20% of our board since 2004, even prior to the bank’s adoption of a formal board diversity policy in 2013, setting out our gender diversity goals but also defining diversity broadly across a range of characteristics. In 2016, the board diversity policy was updated to adopt an aspirational target of 30% female representation and in 2020, the policy was updated again to include additional diversity criteria, namely sexual orientation and members of equity-deserving groups. Most recently, in 2021, we updated our board diversity policy to aspire to achieve gender parity and maintain our minimum aspirational goal of at least 30% women on our board. This year, 36% of our director nominees are women. We have consistently had over 25% female nominees since 2012 and have always met our aspirational goals set out in our board diversity policy.

Our written board diversity policy states that we aspire to achieve gender parity and maintain our minimum aspirational goal of at least 30% women on our board, and is contained within our corporate governance policies, available on our website.

	# of women	%	goal	progress in achieving goal
2024 director nominees	5	36%	30%	goal achieved

Our board remains committed to increasing representation of other equity-deserving groups on the board beyond women. However, this is not a new priority of our board. Over the past 10 years, People of Colour have represented at least 8% and up to 21% of our directors standing for election each year. On an annual basis, the directors voluntarily respond to diversity questions to provide self-identification data to the corporate governance committee. This year, we have two director nominees who identify as People of Colour and no director nominees who identify as Indigenous peoples or people with disabilities. We do not currently have measurable objectives related to these three equity-deserving groups given the small size of the board and the need to address regulatory requirements, including residency requirements applicable to directors of Canadian financial institutions and appropriate representation of financial industry and risk management expertise on the board and its committees.

The corporate governance committee considers the effectiveness of the board diversity policy on an ongoing basis, including its progress in achieving its aspirational goals, as part of its continuing assessment of current board composition, potential director candidates, and more formally on an annual basis as part of its review of our corporate governance policies. The effectiveness of this policy is also considered as part of our annual board assessment process.

We have also channeled practices from our board and applied those across our footprint, so that we can have a meaningful impact in other markets, developing talent pools in our own organization and in our subsidiaries and the communities we operate in throughout our footprint. This includes extending a diversity lens to our subsidiary boards as discussed further under the subsidiary governance section of the circular. Among our Canadian subsidiaries, women represent 67% of the board of directors of Tangerine Bank, which has also had a female President and CEO since 2018, and 43% of the Scotia Capital board of directors. We have strong gender diversity at many of our other large subsidiary boards with many meeting or exceeding gender parity, including Jamaica, Trinidad and Tobago, the Bahamas, Barbados, and the Dominican Republic. Women also represent 40% of the board of directors of our United States subsidiary. This approach can have a big impact, setting an example and raising the bar in jurisdictions where diversity on boards may not be a requirement or may be less further along.

					Three of our four board committees are chaired by directors who identify as women or People of Colour.

Management proxy circular	49

Of utmost integrity and exhibit high engagement

All of our directors have the professional ability, business judgment, independence of opinion, and integrity to make an effective contribution to the board’s execution of its mandate. This is critical, since the board is responsible for overseeing and maintaining the bank’s strength and integrity, and overseeing our risk culture, standards of conduct and ethical behaviour.

Directors must:

•  maintain high standards of integrity

•  act honestly and in good faith, and with the diligence and care of a reasonably prudent person

•  comply with our code of conduct, the whistleblower policy, the directors’ conflicts of interest policy and other supplementary policies

•  use sound judgment

•  avoid conflicts of interest and act in the bank’s best interests

•  fulfill their responsibilities to the board and committees

•  review all meeting materials to diligently prepare for each board and committee meeting

•  actively participate in meetings and seek clarification from management to fully understand the issues and make informed recommendations as appropriate

•  protect our information and keep all discussions confidential

•  be active and engaged

•  continuously advance their knowledge of our business and relevant national and international developments so they can make meaningful contributions

•  review and approve our strategic direction and business plan, and regularly assess our financial and business line performance against the plan

•  understand the risks of our business model and how they relate to our strategy and risk appetite framework

•  understand our regulatory environment

•  participate in continuing education for directors

•  attend at least 75% of all board and committee meetings.

These responsibilities and expectations are set out in the board’s governance documents, including its corporate governance policies, board mandate and independent director position description.

The chair of the corporate governance committee will meet with any director who does not meet our attendance requirements and recommend to the board whether that director should continue to serve.

Balanced in their other professional activities

Directors must notify the corporate governance committee chair and Corporate Secretary of any proposed directorships (public and private), changes in employment and new advisor or consultant roles so that the corporate governance committee can consider whether these fall within the board’s guidelines and expectations. This information is also critical for the board to review for potential conflicts of interest. The committee makes recommendations to the board as appropriate.

Directors bring the most to the board when they can devote the necessary time to fulfill their responsibilities, so we have strict limits on the number of boards they can serve on:

•

directors who are chief executive officers of public companies should hold a maximum of two public company directorships (including the board of the company of which the individual is CEO and membership on the bank’s board)

•	other directors should hold a maximum of four public company directorships (including membership on the bank’s board)
•	directors should serve on a maximum of three public company audit committees
•	directors cannot serve on the board of an unaffiliated financial institution.

Consideration is also given to private company directorships (held outside a director’s employment) in assessing whether the individual has the requisite time to serve as a director of the bank.

All of our directors comply with this guideline with the exception of Sandra Stuart, who holds five public company directorships, two of which are affiliated entities. In reviewing the details of the companies in Ms. Stuart’s portfolio, the profiles of the companies, and the schedule of meeting commitments, it has been determined by the corporate governance committee that Ms. Stuart is well-positioned to fulfill the demands of her bank director responsibilities.

50	Scotiabank

Board interlocks

We also limit the number of other boards our directors can serve on together. No more than two directors can serve together on the same public company board without the consent of the corporate governance committee. There are no interlocks among the director nominees.

Change in principal occupation

A director must offer to resign when their principal occupation changes. This allows the board the opportunity to assess how the change affects the composition of the board. In the case of the President and CEO, he is also deemed to have resigned upon ceasing to be employed as an officer unless the board requests that he remain on the board for a fixed period. As of January 31, 2023, Mr. Porter retired as CEO and ceased to be a director of the bank.

Balanced in tenure

Tenure and term limits

Our term limits promote board refreshment so that the board balances experience and institutional knowledge with fresh perspectives.

The term limits set out the maximum time that directors can stand for re-election, and do not provide guaranteed tenure. The board believes that term limits, director independence assessments and the annual board assessment process collectively help the board make sure that effective and independent-minded directors are nominated for election by shareholders each year and are important elements in succession planning for the board.

Our term limits are reviewed annually to make sure that they reflect best practices. We added term limits for committee chairs in 2012 and we moved to a flat term limit of 12 years in 2015. Our term limits are as follows:

•  directors first appointed or elected before July 1, 2015 must retire on the earlier of (1) the completion of a 15-year term, or (2) when they turn 70. However, if at age 70 a director has not served 10 years, their term is extended and they must retire by the end of a 10 year term

•  directors first appointed or elected after July 1, 2015 may serve on the board for a 12-year term

•  a director can serve as a committee chair for three years, and for another two years with the board’s approval

•  notwithstanding the above term limits for directors, the Chair may serve in such capacity for a five-year term.

Shareholders elect directors annually for a one-year term. Shareholders vote for individual directors, not a slate.

We have never granted an exception or extended a director’s term under our term limits, which is a reflection of the board’s thoughtful approach to its composition and succession plans.

age limit	term limit	other mechanisms for board renewal	We have undertaken significant board changes, with six new directors named between 2020-2023. This highlights our strong governance practices and our commitment to renewal.
70 for all directors first appointed or elected before July 1, 2015, subject to conditions	12 years for all directors first appointed or elected after July 1, 2015

•  committee chairs serve for 3 years, with the option to extend by 2 years

•  board size and composition are reviewed annually by the corporate governance committee

•  all directors are elected annually by shareholders

•   annual board assessment process

The date each director is not eligible for re-election under our term limits is set out in the director profiles beginning on page 15.

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NOMINATING DIRECTORS

One of the board’s most important responsibilities is to identify, evaluate and select candidates for the board. The corporate governance committee serves as the nominating committee of the board and is responsible for determining the selection criteria for director candidates and board committees. It maintains a skills matrix of the required skills, experiences and competencies, which is regularly reviewed by the committee and updated as necessary, as part of board and committee succession planning and proposes director candidates for the board’s review and approval. Balancing the qualifications above and the results of the annual assessment process, the corporate governance committee works with the Chair to review candidates for election or re-election. New candidates are identified using the following process:

Determine selection criteria and potential candidates

•	done with a view to succession planning for both the board and its committees
•	primarily determined according to:
•	key skills, experience and attributes required on the board
•

diversity criteria including gender, gender identity or gender expression, age, sexual orientation, ethnicity and geographic background, and membership within designated groups, including women, People of Colour, Indigenous peoples, and people with disabilities, as diverse candidates are included in the pool of candidates considered for any board position

•	our corporate governance policies
•

candidates may be proposed from a variety of sources including the evergreen list or an independent search firm that will be directed to include candidates who meet our skills matrix requirements, diversity criteria and our corporate governance policies

Chair and corporate governance committee chair initial review

•   the Chair or the corporate governance chair will typically be the first and main point of contact and maintains a dialogue with the candidate throughout the process

•   the Corporate Secretary will track the process and conduct a review to assess conflicts and other requirements

•   candidates’ profiles will be distributed to the corporate governance committee for review and to determine whether the candidates should proceed to the next stage

•   the corporate governance committee chair will report to the committee and the board on progress

In all director and candidate searches, the corporate governance committee considers candidates from equity-deserving groups, including women, People of Colour, Indigenous Peoples, and people with disabilities.

Board interviews

•  the Chair and Corporate Secretary will coordinate interviews for potential candidates with independent directors to obtain a variety of views and assess fit

•  assessments and background checks are conducted to determine suitability and independence

Results and recommendations

•	the corporate governance committee will review the interview and assessment results
•	the corporate governance committee may make a recommendation to the board
•	a candidate may be proposed for appointment or election or may be put on the evergreen list for future consideration

Board approval

•	a candidate proposed for appointment or election must be approved by the board

Before a candidate is nominated, they meet with several independent directors, the President and CEO and the Corporate Secretary to discuss the board’s expectations of director contribution and commitment.

52	Scotiabank

This year, the board and the corporate governance committee performed a targeted search for director nominees, focusing on experience in financial services, senior executive leadership and retail- and consumer-facing industry experience, along with a mandate for representation from equity-deserving groups. This targeted search ensures that diverse candidates are included in the pool of candidates considered, with a view to skill sets and diversity criteria needed on the board as a result of director and stakeholder feedback.

SHAREHOLDER INPUT

Shareholders can provide feedback on the nomination process through the following mechanisms:

Shareholders

Any shareholder is welcome to contact the Chair or the corporate governance committee chair through the Corporate Secretary to discuss corporate governance matters, including potential director nominees

Under the Bank Act

Shareholders holding in the aggregate not less than 5% of the bank’s outstanding shares for the minimum period set out by the Bank Act may submit a formal proposal for individuals to be nominated for election as directors. Shareholders should refer to the relevant provisions of the Bank Act for a description of the procedures to be followed

Under our proxy access policy	Shareholders should consult the policy, available in the corporate governance section of our website, for a description of the procedures to be followed

MAJORITY VOTING POLICY

Our majority voting policy requires any nominated director who is not elected by at least a majority of the votes cast (50% plus 1 vote), to tender their resignation from the board immediately following the annual meeting.

Absent exceptional circumstances, the board will accept the offer of resignation. There are very limited circumstances under which the corporate governance committee can recommend retaining the director, provided that active steps are taken to resolve the circumstances in the following year. In any case, the board will disclose its decision in a press release within 90 days of the annual meeting. The board may appoint a new director to fill the vacancy if it accepts the resignation. You can find our TSX-compliant majority voting policy in our corporate governance policies on our website.

This policy applies only to uncontested elections (elections where the number of nominated directors is the same as the number of directors to be elected).

ORIENTATION AND EDUCATION

Our director orientation and continuing education approach outlines our commitment to equipping directors to fulfill their oversight role in a dynamic global market. We expect all directors to participate in our education programs and suggest topics for seminars, briefings or reports. Our Guideline on Directors’ Orientation and Continuing Education Program addresses, among other things, the available mediums for education sessions to onboard new directors and the provision of relevant and updated education sessions for the board.

Regular communication and access to information

We regularly provide information about the bank to directors at and in between meetings, including research reports, relevant current events, industry developments and corporate governance developments to keep them informed of matters relevant to the board’s execution of its responsibilities. Directors access their board materials, management updates and other key information on a secure information portal as part of our ongoing efforts to reduce paper consumption.

Management proxy circular	53

All directors are members of the ICD (Canada) and National Association of Corporate Directors (U.S.) and can access their events as part of directors’ ongoing development. We may reimburse directors for approved courses, in line with our expense policy. These organizations support director education and advocate for best practices in governance.

Orientation

Our orientation program helps new directors increase their understanding of their responsibilities and the bank’s operations as quickly as possible, so they can be fully engaged and contribute to the board and committees in a meaningful way. Our Chair oversees a director’s orientation and mentors a new director through their first set of board meetings.

To guide them through the orientation process, we provide new directors with materials that include an explanation of our key legal requirements, by-laws, directors’ duties and responsibilities, bank and board policies and procedures, organizational charts, an overview of our business lines and copies of our financial statements, MD&A, and circular.

They also:

•

have a direct resource in the Chair and chairs of committees on which they serve, who have responsibilities for new member orientation and may request to attend meetings of other committees as part of their orientation

•	meet with the President and CEO, heads of control functions and other executive officers throughout the year
•	review the bank’s crisis management recovery plan and have the opportunity to discuss it with management
•	attend information sessions on significant aspects of our business tailored for new directors
•	have the opportunity to meet with representatives of our primary regulator, OSFI.

Mr. Medline and Ms. Stuart, who joined the board in 2023, are participating in the board’s comprehensive orientation program, which they will complete in 2024. The corporate governance committee continually reviews the status of each new director’s orientation to ensure it is appropriately focused and expectations are met.

Continuing education

Our continuing education program keeps directors up to date on regulatory developments, business initiatives and other issues affecting the bank’s operations, so they can carry out their responsibilities more effectively.

Directors annually receive a corporate governance information book which contains information about our practices and policies, the board and committees, legal requirements, insider reporting and our code of conduct.

All board members have access to all committee materials for ongoing education and information purposes.

At every meeting, directors focus on key issues affecting the bank with management. Our education program, however, allows directors to have an opportunity to explore significant, complex or specialized aspects of our business operations in a more in-depth manner. We also organize off-site board meetings to familiarize directors with our regional and international operations and to meet local senior management, stakeholders, and subsidiary board members. This year, the board attended an off-site board meeting at the bank’s headquarters in Mexico. Directors meet with internal and external experts on a variety of topics to give them local insight in the markets in which we operate. Training sessions are also organized for directors on significant regulatory matters which may include in-person or videoconference sessions, annual attestation of policies and online training modules. Between meetings, we regularly provide educational information and reports to directors. The corporate governance committee continually reviews the topics for, and format of, educational sessions in light of current events.

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Director education in fiscal 2023

Date	Session	Attended or received materials[1]
Regularly	Business line, strategy, finance, and treasury sessions	board
	Updates on ESG matters	board/CGC
	Corporate governance updates and board practices	CGC
	Reports on human resources key risk metrics and emerging issues	HCOB
Global human resources regulatory change management updates
	Risk management sessions	RC
Quarterly	Competitive report	board
	Global compliance program reports	board/ACRC
	Enterprise risk management reports	board/RC
	AML/ATF and sanctions program	ACRC/RC
Q1	Political update on Peru	board
End-to-end technology strategy
Investor relations update
ESG matters: net-zero developments and climate change reporting requirements
Domestic stability buffer
	Client and consumer health in a high inflationary environment	RC
Client and collateral management
Q2	Net interest margin compression and balance sheet structure	board
Update on Colombia
Updates on AI
Cybersecurity training
Investor perspectives on FTX
Canadian commercial banking strategy
Risk weighted assets: business implications
Update on Silicon Valley Bank and related market matters
AML/ATF and sanctions training
Panel discussion on Mexico with external political analysts
Securities analyst presentation on the financial sector outlook
US commodities law training
	Presentation on the 2022 ESG report	board/CGC
	Subsidiary governance annual report	CGC
	Stakeholder engagement program and strategy update	HCOB
Share ownership requirements: CCGG’s effective equity ownership policies
OSFI Culture and Behaviour Risk Guidelines
	Country risk: Mexico	RC
Residential mortgage underwriting update
Q3	Investor relations update	board
Funds transfer pricing
ESG matters: climate-related reporting by Canadian banks
	The bank’s truth and reconciliation plan	CGC
	Cyber and IT risk	RC
Q4	Funds transfer pricing update	board
Canadian banking retail client focus
ESG matters: ESG regulatory and reporting landscape and net-zero plan update
Overview of Mexico and political environment update
	Compensation trends and regulatory developments	HCOB

[1]

ACRC refers to the audit and conduct review committee, CGC refers to the corporate governance committee, HCOB refers to the human capital and compensation committee, and RC refers to the risk committee.

Management proxy circular	55

BOARD ASSESSMENT

The corporate governance committee is responsible for our annual board assessment. In 2023, the committee again engaged an independent external advisor to facilitate the assessment process, which was a comprehensive assessment that included a robust, three-part process focused on individual director, committee and board effectiveness through questionnaires, interviews and a summary report. The assessment culminated in the delivery of a formal report for the board’s consideration that results in the development of an action plan, so the board can ensure that it is focusing its attention on topics that are key in reviewing board and director performance. This year’s process concluded that the board and its committees were performing well. Each year, the assessment process includes a focus on forward-looking priorities, including how the board should effectively fulfill its oversight responsibilities, considering evolving regulatory and other stakeholder expectations. The process is designed with a view to the board maintaining a proactive approach to challenging itself and driving continued improvements in its own effectiveness. The process also encompasses feedback from management to ensure that the board receives a 360 degree view of its performance, as well as an opportunity to see if there is alignment in views among directors and management with respect to the board’s execution of its responsibilities and other matters related to its effectiveness.

Questionnaire

•	developed by the independent external advisor to reflect annual priorities and approved by the corporate governance committee prior to distribution
•	included specific and open-ended questions for feedback on a range of topics, including the board’s access to, and communications with, management
•	solicited views on the effectiveness of the committees
•	addressed board communication and other operational matters
•	asked for views on how the board deals with strategic issues and risk
•	sought feedback on various relationships, including among individual board members, and with management
•	submitted centrally to the independent external advisor to preserve confidentiality
•	generated a report that forms the basis of the personal interviews with directors

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Interviews

director interviews

•  conducted individually to facilitate candid feedback about board effectiveness, committee performance, individual performance, Chair’s performance, committee chair performance, governance and noteworthy issues relating to board effectiveness or operations or themes raised in the confidential questionnaire results

•   addressed directors’ views on succession matters for key roles on the board, including potential Chair and committee chair successors at this time and in the future

•   provided an opportunity to comment formally on management’s engagement with the board

•   discussed views on the board’s continuing education and orientation program and suggestions for improvement

•   provided an opportunity to comment formally on the Chair’s performance and provide constructive feedback for the Chair

•   facilitated a process so that directors could comment on their peers’ contributions to the board and its committees, and any concerns they may have

•   solicited views on how the board addressed various matters throughout the year management interviews

•  interviewed members of the bank’s operating committee for their views on board-related matters and to provide directors with management input as part of their deliberations on board effectiveness and future considerations

Reports

to the corporate governance committee

•  presented by the independent external advisor for discussion and feedback

•   committee chair and Chair reviewed the results and developed proposed recommendations and considerations for action in the coming year for the board

to the board	• final report is presented to the board and the Chair and corporate governance committee chair present recommendations and considerations based on the results

Follow-up

•  committee chair and Chair developed an action plan to address issues, monitor progress and report back

•  action plan involves working with other committee chairs and management as appropriate

•   progress on action plan is a regular agenda item at corporate governance committee meetings until all items are satisfactorily addressed

The board reviews the assessment process annually and revises it as necessary to reflect director feedback, particular areas of focus for the board during the year, evolving governance rules, best practices and any changes to the board mandate and committee charters. The board’s process and the attention to the action plan results in the assessment being an ongoing exercise, enabling the board to continually review and assess its effectiveness. Directors are also encouraged to approach the Chair and the corporate governance committee chair at any time with comments or concerns.

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Committee reports

The members listed are as at October 31, 2023.

AUDIT AND CONDUCT REVIEW COMMITTEE

Benita Warmbold (chair, financial expert)[1]

Scott Bonham

Dave Dowrich (financial expert)

Michael Medline

Lynn Patterson

Michael Penner

Aaron Regent (financial expert)

Sandra Stuart

All members are financially literate within the meaning of the CSA rules.

meetings: 5

At each meeting, the committee:

•  invited the risk committee chair, who attended every committee meeting

•   met separately with the Chief Financial Officer with the exception of one meeting when it was deemed not necessary by the committee

•  met separately with the Chief Compliance Officer

•  met separately with the Chief Auditor

•   met separately with the external auditor

•   met in camera without management present

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

1  Effective December 1, 2022, Ms. Warmbold became chair of the audit and conduct review committee following Ms. Power reaching her chair term limit.

The audit and conduct review committee is primarily responsible for overseeing the integrity of our financial reporting, compliance (including AML/ATF and sanctions), standards for ethical behaviour, conduct and conduct risk management, consumer protection, internal control functions and has a direct relationship with the external auditor.

Fiscal 2023 key responsibilities and highlights:

Financial reporting

•  as part of the regular review of the bank’s performance and capital plan, monitored the impact of:

–   inflationary pressures and the rising interest rate environment

–   geopolitical events and the regional bank failures in the U.S.

–   acquisitions and divestitures

–   provision for credit losses and allowance for credit losses

–   capital and expense management, including the impact of the new Basel III reforms

–   ESG matters, including sustainability and climate-related disclosure

•  reviewed the bank’s quarterly and annual reporting and satisfied itself that they present the financial position fairly as part of our rigorous disclosure review procedure

•   supported the bank on ESG disclosure, including climate-related disclosure, to be included in financial reporting and the new sustainability and climate risk regulatory requirements coming into effect (for example, the OSFI Guideline B-15 Climate Risk Management)

Compliance oversight

• held executives accountable for audit and regulatory matters related to their business lines

•  reviewed quarterly reports on our global compliance programs and the annual security-based swap dealer Chief Compliance Officer report for both the Commodities Future Trading Commission and the SEC

•   reviewed reports from regulators across the bank’s footprint

•   reviewed the impact of changing regulations and regulatory expectations on the bank’s business and followed guidance of regulators and governments to address cybersecurity threats, data risk management, liquidity and credit issues, inflationary pressures, rising interest rates, and the Canadian Financial Consumer Protection Framework (CFCPF) and regulations

•   reviewed reports on legal matters and discussed significant legal actions with the General Counsel and the Deputy General Counsel, including emerging legal risks

•  oversaw an independent review of the bank’s global finance function

Culture and conduct review

• oversaw the bank’s risk culture and ethics programs, and approved the Risk Culture & Conduct Risk Management Summary Framework

•  set relevant and meaningful standards of conduct and ethical behaviour, by reviewing the President and CEO’s annual declaration of employee, director and officer compliance with the code of conduct

•   continued to evolve its oversight of conduct reviews and risk management relating to conduct and risk culture through regular reviews of reports on clients, employees and market conduct

•  reviewed reports covering related party transactions and the bank’s compliance with the self-dealing provisions of the Bank Act and Sarbanes-Oxley Act of 2002

•   reviewed and recommended for board approval the directors’ report to OSFI on conduct review activities handled in the past fiscal year

•  oversaw the transition of the whistleblower program from the audit function to the global compliance function and reviewed quarterly reports on the whistleblower program as part of the global compliance program reporting

Consumer protection

• reviewed reports and received updates on the bank’s financial consumer protection program to comply with the CFCPF

• reviewed and recommended for board approval the consumer protection procedures to assure compliance with the consumer protection provisions as required under the CFCPF, as well as the directors’ report to the Financial Consumer Agency of Canada (FCAC) on consumer protection activities handled since the CFCPF came into effect

• reviewed the bank’s customer complaints appeals office root cause report semi-annually and annual report

• met with the FCAC on their financial consumer protection framework and the Canadian ecosystem readiness

Internal controls • reviewed and monitored our internal control framework, including approving our internal control policy

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• received regular updates from internal audit on the design and operating effectiveness of internal controls

• reviewed the 2024 evaluation of internal controls over financial reporting program implemented pursuant to the Sarbanes-Oxley Act of 2002

• communicated directly with internal audit

External auditor

• reviewed the audit plan for scope and areas of focus and oversaw the audit, which included the auditor’s opinion on the effectiveness of our internal controls over financial reporting

• reviewed the audit fees, including the proportion for audit services versus non-audit services on a quarterly basis

• reviewed the pre-approved services to be performed by the external auditor

• assessed the auditor’s qualifications, performance and independence in accordance with recommendations by the CPA Canada, CPAB, and the ICD and concluded that a comprehensive audit firm review along with mandatory rotations of lead and other key engagement partners to ensure auditor independence is preferred to mandatory firm rotation or re-tendering for addressing the institutional familiarity threat and enhancing audit quality. Given the scope and location of services required, the quality of service received by the bank, the reasonability of audit fees relative to peer banks, and the auditor’s tenure, credibility and objectivity, recommended to the board that the audit process should not be tendered at this time and the auditor should be recommended for reappointment

• reviewed reports issued by the PCAOB and CPAB

Oversight of finance, compliance (AML/ATF and sanctions) and internal audit functions

• oversaw the transfer of accountability of the bank’s AML/ATF and sanctions program to the global compliance function from the global risk management function as a result of the merging of the global compliance and AML/ATF and sanctions programs, and the transfer of the oversight responsibility for the programs from the risk committee to the audit and conduct review committee

• upon the transfer of the bank’s AML/ATF and sanctions program, reviewed quarterly reports on the AML/ATF and sanctions program, including program updates, regulatory commitments and initiatives, emerging trends and ESG initiatives such as anti-modern slavery, human trafficking, child exploitation and wildlife trafficking, and AI initiatives, key data and technology challenges and enhancements to financing crime fighting frameworks

• oversaw the appointment of a new Chief Auditor

• reviewed and discussed the quarterly internal audit reports, reviewed the audit strategy, approved the annual audit plan and reviewed areas of focus

• approved the mandates of the Chief Financial Officer, Chief Compliance Officer, Chief Auditor and the job description of the Group Chief Anti-Money Laundering Officer and assessed each officer’s effectiveness and performance review

• oversaw the independence of the finance, compliance (including AML/ATF and sanctions) and internal audit departments, assessed the effectiveness of the departments and reviewed their strategy, succession plans, mandates or job descriptions, risk appetite statements (as applicable), budgets, organizational structures and resources

• had significant exposure to, and interaction with, a diverse group of senior leaders and next generation talent within these functions through attendance and presentations during the year

CORPORATE GOVERNANCE COMMITTEE

Calin Rovinescu (chair)

Nora Aufreiter

Scott Bonham

Don Callahan

Michael Medline

Michael Penner

Aaron Regent

Benita Warmbold

meetings: 4

At each meeting, the committee met in camera without management present, with the exception of one meeting when it was determined not to be necessary by the committee.

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The corporate governance committee serves as our nominating committee and oversees our board assessment process. It informs the board on our approach to stakeholder engagement, oversees our ESG strategy and reviews how we may enhance our governance standards, consistent with changing regulations and emerging best practices.

Fiscal 2023 key responsibilities and highlights:

Board composition and succession

•  reviewed board and committee composition and the required skills and attributes to have a high-functioning board

•  reviewed and updated the director skills matrix so that it reflects the required skills, experience and competencies

•  undertook board succession planning as part of its forward-looking agenda, with a focus on specific director recruitment priorities, to identify candidates with specific skills and experience, as well as diverse characteristics, in alignment with our board diversity policy

•  reviewed potential director candidates and recommended Mr. Medline and Ms. Stuart as new directors to be appointed in September 2023

•  continued to expand and develop the evergreen list of potential director candidates with a focus on certain skill sets and representation from equity-deserving groups

Director orientation and education

•   oversaw a comprehensive director orientation and education program, with presentations by external speakers including financial services analysts, political analysts in the PAC region, and experts in U.S. commodities law and compensation trends and regulatory developments

Management proxy circular	59

• oversaw the appropriate onboarding of new directors and offered continuous education for directors on several different platforms

Core purpose and ESG oversight

• supported the board in its oversight of the bank’s core purpose and reviewed the bank’s disclosure on its purpose

•  reviewed the bank’s ESG Report and the Public Accountability Statement, including updates on climate-related disclosures, net-zero commitments, plans and targets, social impact reporting of ScotiaRISE and assurances by KPMG on certain ESG metrics

• monitored the bank’s ESG priorities throughout the year and received updates on the bank’s ESG initiatives, including the bank’s commitments to Indigenous reconciliation, an enhanced ESG Risk Framework, a new financed emissions intensity reduction target, updates to the bank’s climate transition plans and social impact reporting of ScotiaRISE, and updated the board on such ESG matters

Subsidiary governance

• reviewed our subsidiary governance strategy, including internal reports and regulatory reviews and reviewed and recommended for board approval of the subsidiary governance policy

• discussed relevant governance developments in the bank’s subsidiaries with the Chief Corporate Governance Officer

Stakeholder engagement

• oversaw our stakeholder engagement program, including our proactive outreach to our stakeholders and how shareholder feedback is considered

• reviewed areas of focus for shareholders globally, including auditor independence, CEO succession and transition, board composition and diversity, public policy advocacy, industry-specific inquiries and ESG issues, including our climate and net-zero targets, commitments and transition plans and the corresponding disclosure of same, executive compensation and ESG metrics, Indigenous issues and biodiversity disclosure considerations

• reviewed shareholder proposals received by the bank and oversaw the bank’s related engagement process

Board, committee and director assessment

• oversaw the board, committee and director assessment process, which was facilitated by an independent external advisor, to confirm that the board is performing effectively and to identify opportunities as part of its continuous improvement mindset

Continuous improvement of our governance standards and practices

• further enhanced our corporate governance practices with a view to regulatory updates and developments, shareholder and proxy advisory firms’ voting policies, and global trends and practices for financial institutions such as oversight of emerging risks, including ESG, cybersecurity, IT and data risks, and disclosure of ESG matters, including climate-related disclosure and the new sustainability and climate risk management regulations

• increased focus on the board engagement with management and other stakeholders while executing its core duties through enhanced board oversight, including ad hoc meetings and regular updates on relevant topics, including CEO transition and the bank’s strategic refresh, as well as continued focus on climate and net-zero commitments, diversity disclosure requirements, the bank’s social impact program, Indigenous reconciliation plans, and other ESG matters

• oversaw the hybrid annual general meeting, allowing shareholders to participate and vote at the meeting whether attending virtually or in person

• reviewed director compensation and equity holding requirements and recommended minor changes to the board on the equity holding requirement timeframe

• reviewed the Chief Auditor’s annual report on the bank’s governance framework, which was also reviewed by the audit and conduct review committee

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HUMAN CAPITAL AND COMPENSATION COMMITTEE

Nora Aufreiter (chair)

Guillermo Babatz

Una Power

Aaron Regent

Calin Rovinescu

meetings: 8 (including one joint session with the risk committee)

At each regularly scheduled meeting, the committee:

•   met separately with its independent advisor

•   met separately with the Chief Human Resources Officer with the exception of one meeting when it was deemed not necessary by the committee

•  met in camera without management present

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The human capital and compensation committee is responsible for overseeing our human capital and compensation program and practices (total rewards, including salary, incentive plans, pension plans and benefits and our executive compensation program specifically), leadership and succession planning and the performance management of the President and CEO.

Fiscal 2023 key responsibilities and highlights:

Compensation philosophy and human capital management policies and practices

• reviewed our compensation policy, executive compensation practices and program design, performance metrics, including ESG-related metrics, performance and payout ranges and target-setting approach, to continue to retain and attract talent

• oversaw the continuous alignment of our pay-for-performance strategy and risk appetite

• oversaw the evolving strategy, design, effectiveness and competitiveness of our benefits programs globally, contributing to our position as an employer of choice

• reviewed the funding, performance, governance and investment strategy of the bank’s global pension plans as stewards of our employees’ retirement planning

• reviewed updates on the bank’s return to office program

• reviewed updates on pay equity and gender pay practices

• assisted the board in oversight of the bank’s human capital management risks, practices and strategies, including reviewing reports to monitor the bank’s culture and employee engagement, reviewing the bank’s diversity, equity and inclusion strategy and policies for employees and overseeing programs in place to promote the health, safety and well-being of our employees

• reviewed various compensation policies in keeping with evolving global regulatory expectations and governance best practices

• reviewed the ScotiaPulse (employee engagement) annual results

• reviewed the bank’s diversity survey results which provided updates on the progress towards the bank’s diversity, equity and inclusion goals

• reviewed the bank’s alignment with OSFI’s Culture and Behaviour Risk Guidelines

• reviewed the bank’s share ownership requirements and compliance levels in light of the CCGG recommendations on this topic

• received updates on the culture and behaviour workstream associated with the bank’s strategic refresh

Compensation governance

• reviewed the impact of changing regulations and regulatory expectations on our employment and compensation practices and reporting, including best practices of the Financial Stability Board (FSB), Institute of International Finance, European Banking Authority, Financial Conduct Authority, Prudential Regulation Authority, CCGG, and proxy advisory firms such as ISS and Glass Lewis

• reviewed updates on key human capital- and compensation-related regulatory developments globally, including in Canada, the United States and the United Kingdom and received education on compensation trends and regulatory developments

• received updates on human resources key risk metrics and emerging issues, including the evolving talent market and salary inflation pressures

• oversaw the annual disclosure of executive compensation

• the chair of the committee, along with the Chair of the Board, met with the bank’s stakeholders on the bank’s approach to compensation and other related matters

• received updates on the bank’s stakeholder engagement strategy, including stakeholder views on items of business at the last annual meeting, executive compensation and shareholder proposal topics

• reviewed the effectiveness and independence of the committee’s independent advisor

Managing compensation risk

• In conjunction with the risk committee jointly reviewed, recommended or approved:

–   material compensation plans amendments and stock option plan amendments

–   performance assessments of the bank’s finance, compliance, risk, anti-money laundering and audit heads

–   risks and rewards associated with the design and funding of our material compensation plans, including an evaluation of all current and future risks. Concluded an assessment with the Chief Risk Officer that no risk adjustment was required at year end given that risks were within the bank’s appetite

–   changes to the annual incentive plan to increase emphasis on linking ESG performance to compensation

–   employee conduct through reports from the compensation review committee, including any decisions related to adjusting individual compensation

–   informational updates on the above matters for an ongoing assessment of compensation risk throughout the year

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–   an amended clawback policy and the new Dodd-Frank clawback policy

–   a report from the Chief Auditor regarding the independent review of our executive compensation program. The Chief Auditor’s assessment concluded that it aligns with the FSB Principles for Sound Compensation Practices and Implementation Standards

Executive compensation

• oversaw all aspects of our executive compensation program and our material compensation plans

• reviewed regulatory, governance, and executive compensation trends, including the selection of appropriate financial and non-financial performance metrics incorporating ESG measures, such as metrics relating to climate change, as the bank advances its goals with regard to climate-related financing, decarbonizing of the bank’s operations and diversity, equity and inclusion

• assessed the performance of the senior leadership team and recommended the compensation for the President and CEO, control function heads and all other officers at the level of executive vice president and above

• reviewed the design and funding of our material compensation plans to capture a holistic assessment of the bank’s performance and reflect best practices and proxy advisor input, including increased emphasis on ESG performance

Leadership and succession planning

• supported the transition of the new President and CEO

• reviewed and recommended for board approval executive officer appointments and amendments to executive mandates, subject to our leadership and succession planning processes, as well as the bank’s strategic refresh

• reviewed and approved the mandates for all executive roles, including control function heads and the job description of the Group Chief Anti-Money Laundering Officer

• assessed the President and CEO’s performance against his approved mandate and performance objectives

• assessed the operating committee’s performance against approved mandates and performance objectives

• oversaw the implementation of the leadership strategy, including a focus on senior officer succession planning, developing high potential leaders and diversity of talent as an overarching goal

• reviewed development plans for the operating committee and the leadership development strategy for high potential senior leaders

• reviewed the approach to establishing the bank’s new leadership behaviours in alignment with the strategic refresh

• oversaw and discussed the bank’s succession planning processes and strategies for business continuity purposes and with a view to building bench strength and a diverse talent pool for the executive level. Reviewed progress toward meeting our Canadian and global targets at the VP+ level

• reviewed and recommended for board approval the CEO emergency replacement and reviewed the operating committee’s emergency replacements

• as part of board and committee meetings and director education sessions, had significant exposure to, and interaction with, a diverse group of senior leaders to gain greater visibility into the bank’s leadership pool

RISK COMMITTEE

Guillermo Babatz (chair)

Don Callahan

Dave Dowrich

Lynn Patterson

Una Power

Aaron Regent

Sandra Stuart

meetings: 6 (including one joint session with the human capital and compensation committee)

At each meeting, the committee:

•  invited the audit and conduct review committee chair, who attended every committee meeting

•  met separately with the Chief Risk Officer

•   met separately with the Group Chief Anti-Money Laundering Officer, with the exception of one non-quarterly meeting when the Group Chief Anti-Money Laundering Officer was

The risk committee is primarily responsible for risk oversight and advising executive management on highly sensitive matters and major strategic issues as they relate to the bank’s risk appetite framework.

Fiscal 2023 key responsibilities and highlights:

Risk oversight

• reviewed and approved our significant financial and non-financial risks from an enterprise-wide perspective

• focused on liquidity and structured interest rate risk in light of inflationary pressures and a high interest rate environment

• focused on non-financial risks in light of regulatory trends and developments, including cybersecurity, IT, data, AI and ESG risks

• reviewed and approved significant country, industry, market and portfolio risks and limits

• reviewed quarterly enterprise risk management reports on the bank’s risk profile, and discussed the top and emerging risks facing the bank, including cybersecurity, IT, credit, ESG, data, AI and model risks

• reviewed quarterly U.S. enterprise risk management reports

• reviewed quarterly enterprise cybersecurity program reports, along with the 2023 cybersecurity and IT annual audit opinion and discussed various technology, cybersecurity and operational risks, including the use of Large Language Models, prioritized external threats, as well as a multi-year cyber technology roadmap

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not present and prior to the transfer of the oversight responsibilities for the bank’s AML/ATF and sanctions program to the audit and conduct review committee in June 2023

•   met in camera without management present

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

• reviewed and recommended for board approval the bank’s ESG Risk Summary Framework

• met with executives to discuss risk considerations, exposures and commercial initiatives against their strategies and plans

• reviewed a report on net interest margin and the bank’s balance sheet structure

• reviewed and recommended for board approval our 2023 Resolution Plan

• attended an education session on cyber and IT risks with a focus on the key risk indicators

Risk appetite framework

• reviewed our enterprise risk appetite framework and its alignment with our strategic refresh, and recommended this framework, along with the enterprise-wide risk management framework, to the board for approval

• reviewed results of the macro stress testing relative to macroeconomic conditions

• reviewed reports on the Canadian banking residential mortgage landscape and on Canadian consumer health, with a focus on the Canadian macroeconomic outlook and retail and business banking portfolios

• discussed client and collateral management with a focus on managing counterparty credit risk in light of external events, including the collapse of FTX

• conducted country risk reviews, including on Mexico and Colombia, with a view to economic and portfolio trends

• reviewed and recommended for board approval significant risk management frameworks, including the operational, the credit risk and the data risk summary frameworks

Risk culture

• oversaw the promotion and maintenance of the bank’s risk culture and risk driven values, including the bank’s focus on identifying and managing its top and emerging risks, including cybersecurity, macroeconomic uncertainty, ESG, geopolitical tensions, legal and compliance, third party service providers, technology, and data and model risks

• reviewed the bank’s Risk Culture & Conduct Risk Management Summary Framework

Compensation risk

• in conjunction with the human capital and compensation committee, jointly reviewed, recommended or approved:

–   material compensation plans amendments and stock option plan amendments

–   performance assessments of the bank’s finance, compliance, risk, anti-money laundering and audit heads

–   risks and rewards associated with the design and funding of our material compensation plans, including an evaluation of all current and future risks. Concluded an assessment with the CRO that no risk adjustment was required at year end given that risks were within the bank’s appetite

–   changes to the annual incentive plan to increase emphasis on linking ESG performance to compensation

–   employee conduct through reports from the compensation review committee, including any decisions related to adjusting individual compensation

–   informational updates on the above matters for an ongoing assessment of compensation risk throughout the year

–   an amended clawback policy and the new Dodd-Frank clawback policy

–   a report from the Chief Auditor regarding the independent review of our executive compensation program. The Chief Auditor’s assessment concluded that it aligns with the FSB Principles for Sound Compensation Practices and Implementation Standards

Oversight of risk and AML/ATF and sanctions functions

• oversaw the transfer of accountability of the bank’s AML/ATF and sanctions program (previously part of the financial crimes risk management program) to the global compliance function from the global risk management function, as a result of the merging of the global compliance and AML/ATF and sanctions programs, and the transfer of the oversight responsibility for the programs from the risk committee to the audit and conduct review committee

• prior to the transfer of the bank’s AML/ATF and sanctions program to the audit and conduct review committee, reviewed quarterly reports on our financial crimes risk management program (which included the AML/ATF and sanctions program), including program updates, regulatory commitments and initiatives, emerging trends and ESG initiatives such as anti-modern slavery, human trafficking, child exploitation and wildlife trafficking, and AI initiatives, key data and technology challenges and enhancements to financing crime fighting frameworks

• approved the mandate of the CRO, and assessed the officer’s effectiveness and performance review

• oversaw the independence of the global risk management department, assessed the effectiveness of the department, reviewed the succession plan and approved the mandate, budget, organizational structure and resources

• had significant exposure to, and interaction with, a diverse group of senior risk leaders and next generation talent through attendance and presentations during the year

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3	Executive Compensation

At Scotiabank, our goal is to share information with our shareholders that is clear and relevant, to help you understand our executive compensation program and our compensation decisions for fiscal 2023. This section discusses our compensation program and the processes we follow when making appropriate compensation decisions that are tied to our performance and risk appetite.

OUR NAMED EXECUTIVE OFFICERS (NEOs)*

Scott Thomson President – December 1, 2022 to January 31, 2023 President and Chief Executive Officer – effective February 1, 2023

Rajagopal Viswanathan Group Head and Chief Financial Officer

Jake Lawrence CEO and Group Head, Global Banking and Markets

Francisco Aristeguieta Group Head, International Banking

Dan Rees Former Group Head, Canadian Banking

Brian Porter

President and Chief Executive Officer – November 1, 2013 to November 30, 2022

Chief Executive Officer – December 1, 2022 to January 31, 2023

Strategic Advisor – February 1, 2023 to April 30, 2023

*   In addition to English, other languages spoken by our NEOs include Spanish and Tamil.

Effective January 31, 2023, Mr. Porter retired as CEO and as a member of Scotiabank’s board of directors. Dan Rees, who served as Group Head, Canadian Banking since June 2019, left Scotiabank after the end of fiscal 2023.

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Dear fellow shareholders,	Message from the Chair of the Board and the chair of the human capital and compensation committee

It has been a year of significant change as we continue to position the bank for the next phase of growth. It began with the transition to our new President and CEO, Scott Thomson. We made changes to the executive leadership team, adding a wealth of experience and new perspectives to the bank. In addition, under Mr. Thomson’s leadership, the bank embarked on a comprehensive and highly collaborative strategic review process. This culminated in the creation, and early-stage implementation, of a refreshed strategy The New Way Forward, which was shared at Investor Day on December 13, 2023. Management is now focused on the full execution of the new strategy with a view towards strengthening the bank for the future and providing improved returns for our shareholders.

All of the above took place amid macroeconomic challenges and difficult market conditions which put pressure on earnings and our ability to deliver positive operating leverage. Despite these obstacles, we strengthened our balance sheet, helping ensure we have a solid foundation upon which to build – improving the bank’s liquidity, funding profile and capital position. We also gained positive momentum on our customer and ESG metrics, and improved our cost structure while driving cultural change across the bank.

Before we describe our executive compensation programs in detail, on behalf of the human capital and compensation committee (referred to as the “committee” in this section of the circular) and the board, we would like to take this opportunity to thank our shareholders and other stakeholders with whom we have engaged throughout the past year. We appreciate the feedback received and understand our shareholders’ focus on profitable and sustainable growth to drive improved share-price performance after several years of below-average returns, as well as the continued focus on ESG issues which are important to us all.

Scotiabank’s approach to executive compensation

We are pleased to share with you our approach to executive compensation, including the framework and considerations we used to make pay decisions for our President and CEO and other NEOs for 2023.

We continually strive for a compensation program that is clear as well as easily communicated and understood by our employees, shareholders and other stakeholders. We have a compensation philosophy that supports our performance-oriented culture and our goal of delivering strong, predictable and consistent results to our shareholders without encouraging excessive risk-taking. Specifically, our compensation strategy centres around five goals:

•	focusing executives on the mid to long term by paying out compensation over time and delivering the majority of compensation in equity-based awards
•	ensuring all compensation programs and pay decisions follow sound risk management principles and prudent practices
•	reinforcing the accountability of executives by making a significant portion of pay variable and making pay decisions that are based on performance and free from bias
•	supporting the bank’s goals by paying for performance against the same set of metrics we use to drive performance for our shareholders
•	designing programs that are compliant with the legislation and regulations which govern our bank, and in line with the companies with which we compete for talent.

We are also pleased to present the final compensation outcomes and an explanation of the decisions made by the committee and the board for your consideration in this letter and in the compensation discussion and analysis section of this circular.

The committee’s 2023 workplan

The committee follows a comprehensive annual workplan leading up to the board’s year-end pay decisions. During the year, the committee received regular input from senior executives. The Chief Financial Officer (CFO) addressed the committee on the financial performance of the bank including capital adequacy. The Chief Human Resources Officer spoke on many human resources matters, such as ensuring incentive payouts reflect performance and the shareholder experience. At year-end, the CRO also presented to a joint session of the committee and the risk committee on risk-related considerations for incentive pools and payouts. This included plan design, individual conduct considerations and performance against risk appetite. The detailed workplan can be found on page 92. Throughout the year, the committee also received advice from its independent advisor, as detailed on page 81.

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Key financial measures for fiscal 2023

Scotiabank delivered adjusted net income1 of $8,441 million, compared to $10,749 million last year. Adjusted diluted earnings per share1 (EPS) were $6.54, compared to $8.50 a year ago. The bank reported adjusted return on equity1 (ROE) of 11.7%. In 2023, we put a strong focus on capital, building our Common Equity Tier 1 (CET1) capital ratio2 up to 13% and significantly improving our funding profile – our liquidity coverage ratio2 was a strong 136%, up from 119% in the prior year. Deposits increased 9% year-over-year due to our sustained focus on deposit growth initiatives across our businesses, resulting in an improved loan-to-deposit ratio.

Strategic Progress

In 2023, we continued to execute on our existing strategic priorities of Customers First, Winning Team and Lead in the Americas by:

Customers First:

•

achieving acceleration in digital banking, with increased digital adoption of 61% in Q4 (up 180 basis points (bps) year-over-year). All-bank digital sales increased from 28% of all transactions in fiscal 2019 to 51% today, and active mobile users are up 81% to eight million clients in that same period

•

launching a Customer Personalization Platform in Canadian Banking that transforms the bank’s abilities to drive customer primacy by enabling it to scale personalized offers, supporting customer growth, deepening of relationships and higher engagement

•

maintaining Tangerine Bank’s position as Canada’s leading digital bank, with 97% of all sales completed digitally – an impressive statistic even among global digital banks, where the average is 16 points lower

•	continuing to digitize and streamline our technology solutions within the Canadian mid-market segment of commercial banking to enhance client and employee experience
•

maintaining the positive trend and growth in transactional NPS across most channels and markets in the retail sector in International Banking, and improving competitive market rank in Chile from fifth to fourth

•

evolving our Total Wealth offering by broadening the bank’s wealth management advice to include longevity, health, and wellbeing into clients’ financial considerations, and leveraging the unique capabilities of MD Financial Management to help create a differentiated offering.

Winning Team:

•

maintaining strong employee engagement with an all-bank score of 87%, well above the financial services benchmark average, with employees most likely to indicate the bank’s culture of inclusivity as a differentiator

•

officially rolling out a new global standard for inclusive parental leave in Canada, which includes eight fully paid weeks for all parents with a new child and eight additional fully paid weeks for parents who have given birth. By 2025, this new standard will be implemented for Scotiabank employees in 24 countries across the bank’s footprint including, but not limited to, Chile, Colombia, Mexico and Peru

•

continuing to support The Scotiabank Women InitiativeTM, which provides women-owned and women-led businesses with unbiased access to capital. The program has now deployed over $8.05 billion in capital globally, continuing to progress towards its $10 billion commitment by 2025

•

closing healthcare gaps for women and the LGBT+ community, while positively impacting all Scotiabankers with Global Inclusive Standards of Care for employee benefits. Inclusive benefits cover areas such as mental health, women’s health and expanded same-sex partner coverage, helping to remove barriers for equity-deserving and underserved groups

•

being included in the 2023 Bloomberg Gender-Equality Index for the sixth consecutive year, being named to the North American Dow Jones Sustainability Index for the sixth year in a row, and ranking in the top 4% of global financial institutions, and being the highest-rated bank in North America, in the S&P Global ESG Score for 2023.

Lead in the Americas:

•

investing in key structural digital and technology initiatives, which has resulted in significant progress on digital strategy across our global footprint, including an increase in digital sales in the Pacific Alliance, reaching 72% in Q4, up 440 bps year-over-year

•

advocating for, and facilitating, positive change in the communities in which we live and work through ScotiaRISE, Scotiabank’s 10-year, $500 million initiative to support economic resilience in disadvantaged groups. We surpassed a milestone in 2023, with over $102 million invested since the launch of ScotiaRISE, supporting over 200 community partners and deepening the program’s impact across our footprint. This year, we continued to evolve our approach to partnership and creating impact through our donations.

•	modernizing the bank with the delivery of major initiatives, such as payments modernization and delivery against our cloud strategy

[1]

Financial results are presented on an adjusted basis and are non-GAAP (generally accepted accounting principles) financial measures. Adjusted results remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interest. Net income and diluted EPS have been adjusted for amortization of acquisition-related intangible assets, restructuring charge and severance provisions, support costs for the Scene+ loyalty program, consolidation of real estate and contract termination costs, impairment of non-financial assets, Canada recovery dividend, divestitures and wind-down of operations. Please refer to pages 20 (for adjusted net income and adjusted diluted EPS) and 25 (for adjusted ROE) of the 2023 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. The 2023 annual report is available on SEDAR+ at www.sedarplus.ca and on Scotiabank’s website at https://www.scotiabank.com/ca/en/about/investors-shareholders/annual-reports.html.

[2]

2023 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Liquidity coverage ratio has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015). Please refer to page 19 of the 2023 annual report for more information.

66	Scotiabank

•

improving the affluent relationship model in the retail sector of International Banking through digitally enabled virtual branches, driving client and earnings growth in the segment. Launching the bank’s proprietary digital Credit 360 tool in Chile and Mexico to enhance the bank’s credit journey in the Commercial sector

•	further evolving the Total Wealth offering by broadening the bank’s wealth management advice, and continuing to deliver double-digit earnings growth in International Wealth Management
•

leveraging sector and product expertise to grow our origination platform in Global Banking and Markets, and developing unique, differentiated solutions as demonstrated by top-three Canadian league table rankings in Debt Capital Markets, Loans, and Mergers & Acquisitions

Scotiabank received many recognitions throughout 2023 for people, environment, and culture, celebrating for every future, notably:

•	being named Bank of the Year in Canada by The Banker magazine for the fifth consecutive year, while also receiving The Banker’s global award for Banking in the Community for ScotiaRISE
•	being recognized as one of the Best Workplaces™ in Canada by Great Place to Work® for the fourth consecutive year
•	being ranked among the Top 25 Most Diverse and Inclusive Companies in the 2023 Refinitiv Diversity and Inclusion Index – the sixth consecutive year the bank has been recognized
•	winning the ‘World’s Best Consumer Digital Banks’ award in Latin America for 2023 across certain Caribbean markets by Global Finance
•

being recognized with five wins in the 2023 Global Finance Sustainable Finance Awards, including Best Bank for Sustainable Finance in Canada and Outstanding Leadership in Sustainability Transparency (Globally and North America)

•	winning Best Specialist ESG Research at the ESG Investing Awards 2023.

2023 all-bank business performance factor (BPF)

The bank uses an integrated approach to setting performance targets, which includes a broad range of inputs, both internal and external. The process is informed by the macroeconomic outlook, approved risk appetite (credit, market, operational, reputational, conduct and other risks) for our businesses, strategic objectives and deliverables, and includes testing under various scenarios.

Our 2023 earnings targets1 were set in November 2022 at a level deemed to be appropriately aggressive in the context of the challenging operating and macro-economic environment faced by the banking sector. The 2023 net income attributable to common shareholders (NIACS) target1 was set at $8.368 billion and the 2023 operating leverage target1 was set at -4.6%.

Our executive compensation decision-making process begins with an established formula that is rigorously tested to ensure it delivers sound outcomes under a range of performance scenarios. The process steps and inputs summarized below and detailed in full on pages 93 to 94 explain how we determined the 2023 all-bank BPF of 84 for our NEOs.

2023 performance

The bank’s results this year were below expectations, but demonstrated resilience in the face of economic headwinds, rising interest rates and prices, and regulatory changes. During a time of uncertainty and geopolitical conflict, we delivered below-target earnings. Operating leverage was challenged by rising costs in many of our markets. However, customer and ESG performance were strong, as we delivered above-target results with customers and on our climate-related goals, while some progress was made against our representation goals. We acknowledge that our share price performance was down in fiscal 2023, with our Total Shareholder Return (TSR) coming in fourth among the big six Canadian banks; this is reflected in our performance share unit (PSU) factor and in the realized and realizable compensation of our NEOs, both discussed later in this letter.

	2023 target	2023 performance

NIACS ($ millions)[1]	$8,368	$7,901

Operating leverage[1]	-4.6%	-8.3%

Customer & ESG	100	114

Business performance factor based on core metrics		87

Modifier for performance relative to our peers and against our strategic and operational objectives		-3

Risk adjustment		0

Final business performance factor		84
[1]

2023 target and performance metrics are displayed on an adjusted basis and are non-GAAP financial measures. Please refer to pages 20 (for NIACS) and 26 (for operating leverage) of the 2023 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

We first assess the bank’s performance against the BPF structure, taking into account our financial, customer and ESG results. Then we consider the bank’s performance against a scorecard of strategic and operational objectives as well as our financial and operational performance relative to peers. As a final step, we review risk considerations for the year and whether a downward adjustment to the BPF is warranted. The calculated BPF of 87, based on our core financial, customer and ESG results, was adjusted by -3 by the committee based on our performance relative to peers and an assessment of performance against our strategic and operational objectives. The board did not make any adjustment for risk this year. The final BPF for our NEOs in 2023 is 84. The business performance factor is described in more detail on pages 93 to 94.

Management proxy circular	67

President and CEO performance and compensation

At year-end, Mr. Thomson’s performance is measured against the three corporate performance metrics included in the BPF, and on his achievement of key deliverables. The committee determines the compensation of the President and CEO taking into account the broader context of the bank’s performance, the shareholder experience and the external regulatory and economic environment.

While earnings were below plan for the year, Mr. Thomson made key strategic decisions to establish the foundation needed to prepare the bank for its next phase of profitable, sustainable growth. Under Mr. Thomson’s leadership, we strengthened our capital position and balance sheet. As noted above, the CET1 capital ratio1 was 13% as at the end of fiscal 2023, which is above target and up from 11.5% last year. Our liquidity coverage ratio1 ended the year at a strong 136%, up from 119% at the end of fiscal 2022. Our year-end net stable funding ratio1 was 116%, up from 111% the year before. We also improved our year-end loan-to-deposit ratio to 110%, versus 116% in the prior year, which reflects the continued efforts by the bank to manage loan growth and to improve our position in core deposits.

Mr. Thomson led a comprehensive review of our businesses against prioritized metrics, drove productivity enhancements to re-set our cost structure, and held over 50 one-on-one meetings with institutional investors to ensure their voices were heard clearly by the bank’s management. With the support of the board, Mr. Thomson made a number of senior appointments to strengthen the leadership bench, while evolving our management accountability model by re-focusing the management committee and senior leader mandates. He also deepened our client relationships by meeting key customers across our businesses, and maintained our goal of being an ESG leader in the markets we operate in, through our climate-related finance and NZBA targets.

Based on the considerations outlined above, when determining the compensation for Mr. Thomson, the board applied an individual performance factor of 100. The board awarded Mr. Thomson total direct compensation of $7.7 million, which is approximately $1 million below target on a pro-rated basis. As previously disclosed, no other compensation was provided to Mr. Thomson in relation to compensation foregone from his former employer.

	2023 target compensation (full-year basis)	2023 target compensation (pro-rated for service)	2023 actual compensation

Total direct compensation	$9,500,000	$8,708,333	$7,707,808

% variable	89%	89%	88%

Mr. Thomson’s fiscal 2024 total direct compensation target has been maintained from the prior year at $9.5 million, composed of a base salary of $1 million and a total variable compensation target of $8.5 million. Subject to performance, we expect to increase this target in the future to achieve and maintain appropriate competitive positioning among the large Canadian banks.

His actual variable compensation award is determined based: (i) 80% on results achieved against goals that are shared amongst the bank’s top executives as measured via the BPF, and (ii) 20% on results achieved by him and his team against his own deliverables for the year via an individual performance factor. Twenty-five percent (25%) of his final award is payable in cash and seventy-five percent (75%) is deferred into equity.

Mr. Thomson is provided with a supplementary pension arrangement in the form of a notional defined contribution (DC) plan in which he receives notional bank contributions of 18% of base salary and target cash variable pay. Notional investment returns are credited and linked to his returns in the DC component of the Scotiabank Pension Plan (SPP), in which he also participates per the terms of that plan. Providing a CEO executive pension as a DC arrangement instead of a defined benefit (DB) arrangement is an evolution from the typical CEO DB pension plan design provided by us in the past and by other Canadian banks currently; however, it is better aligned with global banking practices and CEOs outside the banking industry in Canada. Mr. Thomson’s executive pension arrangement costs are expected to be stable and lower than they would be under a DB pension plan.

In 2023, Mr. Thomson received $516,000 in bank contributions to his pension arrangements, and, as of October 31, 2023, his total accumulated account balance was $513,000, including investment returns.

For additional details on the President and CEO compensation decisions, please refer to pages 97 to 99.

Performance share unit factor

The performance factor for our mid-term incentive that was granted in 2020 and vested in 2023, which is based on our three- year TSR and three-year average ROE, was 98 (or 2% below target). Our three-year TSR of 22.2% was below the median of our performance comparator group, while our three-year average ROE was above target. The committee reviewed these results and concluded that the calculated performance factor of 98, together with the reduction in the bank’s share price from grant to payout, appropriately reflects the plan’s objective of aligning our executives’ deferred compensation with the shareholder experience.

[1]

2023 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Liquidity coverage ratio has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015). Net stable funding ratio has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021). Please refer to page 19 of the 2023 annual report for more information.

68	Scotiabank

Realized and realizable compensation

When outstanding equity awards – PSUs and stock options – are realized in the future, their value is fully aligned with the shareholder experience and reflects the success of the bank’s progress in key strategic areas. Variable compensation makes up 89% of the President and CEO’s package and the realized value fully reflects performance.

The graph to the right compares the President and CEO’s granted pay and actual realized and realizable compensation over the last five years; and how pay tracks the bank’s total return to shareholders over time.

[1]  Realized and realizable pay include base salary, the annual cash incentive awarded, the payout of share unit awards or value of outstanding units, the value of stock options exercised or in-the-money value of unexercised stock options.

President and CEO total direct compensation

The graph to the right shows:

•  2019 to 2023: total direct compensation awarded to the President and CEO (more details for 2023 compensation can be found on Mr. Thomson’s and Mr. Porter’s individual compensation summary found on pages 97 to 99)

•  2024: target total direct compensation for the President and CEO

•  Note that for 2023, we show the compensation for Mr. Thomson over 11 months, including his period as President, and not that of Mr. Porter

The pay mix illustrated in the graph emphasizes the focus on long- term performance and aligns with the shareholder experience.

Other NEO compensation

The board is pleased with the new configuration of the management team. Total variable compensation awards for NEOs are based on their 2023 total variable compensation targets, modified by the all-bank BPF of 84 applied to them as well as their individual performance, including an assessment of the performance of the business line or function they oversee. The compensation determination for our NEOs is described in more detail in the individual compensation summaries found on pages 97 to 103.

Executive pay and ESG

The committee recognizes the importance of ESG factors in evaluating the bank’s performance and determining executive variable incentive awards. Several key ESG-related metrics formed a discrete section of the bank’s strategic and operational scorecard, to allow for more explicit evaluation of the bank’s progress against critical ESG objectives. Beginning in 2023, the committee approved the addition of further core ESG metrics, with a focus on climate-related financing, decarbonization of the bank’s operations and representation of equity-deserving groups, combined with customer experience in determining the all-bank BPF, with an overall weighting of 20%. Results are discussed beginning on page 93.

Management proxy circular	69

The New Way Forward

The New Way Forward, as outlined at our Investor Day on December 13, 2023, is our plan to deliver profitable and sustainable growth and maximize shareholder return over the medium and long term. We outlined our bold and new vision – to be our clients’ most trusted financial partner. Our vision is centered on what we aim to achieve as an organization and creates a picture of future success. Banking is a relationship business, and trust is the basis of any relationship.

The New Way Forward rests on four strategic pillars:

1.   Grow and scale in priority markets: invest through disciplined capital allocation; deliver a common approach across markets; support our clients in the transition to net-zero; create connectivity across our markets for multinational clients

2.  Earn primary client relationships: deliver the entire bank; lead with advice, follow with solutions; create consistently high-quality experiences across all channels

3.  Make it easy to do business with us: simplify and digitize end-to-end; streamline and improve efficiency across our bank; ensure our bank is resilient, safe and secure; ensure data-driven decision making

4.  Win as one team: be the employer of choice; invest in developing skills for the future; create an environment where we all belong; create positive impact in our communities.

To drive client profitability, we will pursue:

•  deeper, more meaningful and intentional primary client relationships;

•  a greater share of the client wallet;

•  a pivot from mono-line strategies towards a multi-product emphasis; and,

•  a value proposition enhancement within higher-return target segments.

We will allocate approximately 90% of incremental capital to our priority businesses of Canada, the U.S., Mexico and the Caribbean. We will also put emphasis on accelerating our less capital-intensive businesses, such as Global Wealth Management. This is a significant change in mindset, moving away from balance sheet-led strategies, to a relationship focus that drives long-term client primacy and profitability.

The trading and commercial opportunities within the North American corridor are sizable, particularly in light of the growing trend towards nearshoring. We are the only Canadian bank with this level of pre-existing connectivity, and this is a key differentiator. We have rigorous tracking and monitoring in place against an established set of critical key performance indicators (KPIs), aligned to the four new strategic pillars, designed to provide us with the information we need to course correct early and often. We’ve established a Transformation and Delivery Office to help drive the implementation of our strategic priorities.

Our ambition is to create a North American bank with a differentiated value proposition driving outsized shareholder returns.

Our leaders are hard at work enabling the cultural transformation we need to succeed and deliver on our strategy. Our updated values will be launched in 2024. These will help define what we stand for and how we will work together to transform our culture and deliver the results our shareholders expect and deserve.

Implementing our new strategy:

•  In 2023, we took deliberate and meaningful steps to strengthen the bank’s liquidity, funding profile and capital position as we laid the necessary groundwork to support our strategy. This prudent positioning will help to ensure that we have a solid foundation upon which we can grow the bank

•  While economic uncertainty driven by high interest rates and inflation continues to impact clients and communities, market conditions, and credit risk outlook, we believe the bank is well positioned to navigate ongoing economic uncertainty in fiscal 2024.

As noted, we believe the long-term opportunity before us is to be our clients’ most trusted financial partner. We will achieve this with a strengthened leadership team, and a passionate global team of Scotiabankers who are committed to delivering for our clients, communities, shareholders and each other. The work to execute our new strategy has already begun, and requires a continuous focus on productivity, process simplification and a relentless effort to build a culture that will give us a competitive advantage. We have developed KPIs and targets aligned to the four strategic pillars to track our progress and these have been embedded in our executive compensation scorecards for 2024.

On behalf of our full board, we encourage you to take some time to read the compensation discussion and analysis and invite you to vote on our approach to executive compensation at this year’s annual meeting. As always, we welcome your feedback, comments and questions at executive.compensation@scotiabank.com.

Sincerely,

Aaron W. Regent Chair of the Board	Nora A. Aufreiter Chair of the human capital and compensation committee

70	Scotiabank

Important things to know

We review the executive compensation program every year as part of our commitment to continuous improvement and refine it as appropriate to align more closely with our strategic objectives, and our focus on building shareholder value, mitigating risk and improving competitiveness. Our program reflects best practices and the feedback we hear from our many stakeholders, including our shareholders.

WE ARE COMMITTED TO BEST PRACTICES

Below, we describe our executive compensation governance practices which are reviewed on an ongoing basis for alignment with shareholder interests. Each year, the committee reviews our practices against changing regulations and emerging best practices. The board approves the committee’s charter annually, including any enhancements to our programs and standards.

 WHAT WE DO

Pay for performance

▶	executive compensation is mostly variable and not guaranteed

▶	executive compensation is aligned with both individual and bank performance over the short-, medium- and long-term

▶	avoid overlap between the performance measures used to determine the annual total variable compensation awards and the performance factor used to determine the vesting and payout of deferred compensation, for example by using both relative and absolute performance across the two

▶	a significant portion of executive compensation is long-term, and linked to individual and bank performance at the time of grant and vesting

▶	payouts will be reduced (including down to 0) when performance is significantly below expectations

▶	our approach to compensation is gender neutral and compensation recommendations are reviewed from equity-deserving groups’ perspectives, to help ensure that decision-making is free from bias

Align with Scotiabank strategy

▶	compensation is linked directly to our strategy, using financial and non-financial performance metrics, and absolute and relative performance metrics

▶	payouts under various scenarios are reviewed when determining performance metrics for our incentive plans

▶	we require executives to have an ownership stake in Scotiabank, and our most senior executives are required to maintain their holdings for a period of time after they retire

Environmental, Social and Governance

▶	we include ESG metrics as part of all-bank performance in our annual incentive plan

▶	other ESG-related objectives form part of the strategic deliverables of our President and CEO and other NEOs, and are considered when individual compensation decisions are made

Risk management

▶	we may claw back or require forfeiture of awards in situations of fraud, misconduct, inappropriate risk-taking or material misstatement of our financial results

▶	pay decisions are made within our risk appetite, considering projected capital ratios

▶	we cap payouts from our incentive plans

▶	we have double-trigger change-of-control provisions in our equity plans, requiring both a change of control and termination before any accelerated vesting of awards

▶	we have minimum deferral requirements for employees who can have a material impact on risk

▶	compensation for control functions is tied to overall bank performance and not to the performance of the business line they support

▶	we have tools and processes to adjust compensation for risk and misconduct, if any, including an annual risk assessment by the CRO of incentive plan pools and payouts

▶	we have a compensation review committee, supported by local conduct committees in our major regions, to conduct ongoing risk and conduct reviews and determine adjustments to compensation where appropriate

Strong and effective compensation governance

▶	our board has discretion to adjust incentive awards and payouts based on performance and risk appetite

▶	we have a qualified, experienced and independent human capital and compensation committee that uses an independent advisor

▶	our human capital and compensation committee and risk committee review all key elements of our material incentive plans and regularly hold joint meetings

▶	both horizontal and vertical pay analyses are considered when determining the President and CEO’s compensation for the year

▶	shareholders have a “say on pay” and we engage in discussion with stakeholders

▶	there is an independent review of our compensation program and practices every year

X WHAT WE DON’T DO

▶	we do not reprice stock options or grant stock options at a discount

▶	the structure of our executive compensation program does not encourage excessive risk-taking

▶	we do not have individual change-of-control agreements

▶	we do not benchmark ourselves against companies in more highly remunerated countries, like the U.S. for example, and likewise, we do not include Canadian financial institutions that are not comparable to us in terms of business mix, revenue, net income, market capitalization and number of employees

No hedging nor assignment

▶	executives are not permitted to use hedging to undermine the risk alignment in our compensation plans

▶	executives are not allowed to assign, pledge, or transfer their equity-based awards

No guarantees

▶	we do not guarantee a minimum level of vesting in our PSU plan

▶	we do not have employment agreements with multi-year guarantees

Management proxy circular	71

Compensation discussion and analysis

Strategy

Scotiabank remains committed to delivering strong and consistent earnings to our shareholders over the medium- to long-term. Difficult market conditions and an uncertain macroeconomic environment continued to put pressure on our earnings and ability to deliver positive operating leverage in 2023. Over the past year, leaders across the bank focused on the development and initial execution of a refreshed strategy for Scotiabank. We also took deliberate and meaningful steps to strengthen the bank’s liquidity, funding profile and capital position as we laid the necessary groundwork to support our strategy going forward. We have set a vision and ambition for The New Way Forward anchored in growing and scaling in priority businesses, earning primary client relationships, making it easy to do business with us, and winning as one team.

As we developed and began executing our refreshed strategy in the latter part of 2023, we were focused on execution of existing strategic priorities of Customers First, Winning Team and Lead in the Americas. Progress highlights from each area are listed below:

•

Customers First: Our primary purpose as a bank is to meet the needs of our current and future customers. We accomplish this by providing exceptional advice, great banking experience, and by standing by our customers in both growing and challenging times. Although 2023 was a year of transition for the bank, our goal continued to be to deliver profitable and sustainable growth, while responding to our clients’ evolving needs. These efforts were recognized in 2023 with several external awards that reflected our ongoing commitment to delivering for our customers, notably: Scotiabank was named Bank of the Year in Canada by The Banker magazine for the fifth consecutive year, and also received The Banker’s global award for Banking in the Community for ScotiaRISE. We were recognized with five wins in the 2023 Global Finance Sustainable Finance Awards, including Best Bank for Sustainable Finance in Canada and Outstanding Leadership in Sustainability Transparency (Globally and North America). We continued to invest in technology to drive strong customer satisfaction. Our all-bank digital sales increased to 51%, and we had eight million active mobile users. Tangerine Bank continued to be Canada’s leading digital bank, with 97% of all sales completed digitally. To transform the bank’s ability to drive customer primacy, we launched a Customer Personalization Platform in Canadian Banking that enabled us to scale personalized offers, supporting our focus on customer growth. We continued to achieve progress in our digital strategy by streamlining our technology solutions within the Canadian mid-market segment of commercial banking, which helped to enhance the client and employee experience. In Global Wealth Management, we further evolved the Total Wealth offering by broadening the bank’s wealth management advice to include longevity, health, and wellbeing in clients’ financial considerations, and leveraged the unique capabilities of MD Financial Management to help differentiate our offerings.

•

Winning Team: We continued to build a winning team, committed to achieving results in a purpose-driven, inclusive, and high-performing culture. This approach extends across the full talent life cycle, starting with our global talent attraction and acquisition. Our performance development practices enable individual, team and business performance through transparent, ongoing coaching and feedback and focus on growth, retention, and engagement. To foster continuous learning, the bank offered virtual, on demand, in-house and curated professional development. We view inclusivity as a competitive advantage and remained committed to removing barriers within the bank and the communities we serve. In 2023, we officially launched a new global standard for inclusive parental leave in Canada which we plan to implement for Scotiabank employees in 24 countries across the bank’s footprint including Chile, Colombia, Mexico, Peru and more by 2025. We also rolled out the Global Inclusive Standards of Care for employee benefits, with an initial focus on health care gaps for women and the LGBT+ community. Inclusive benefits provide coverage in areas such as mental health, women’s health, and expanded same-sex partner coverage, all of which helped to remove barriers for equity-deserving and underserved groups. The Scotiabank Women InitiativeTM, which provides women-owned and women-led businesses with unbiased access to capital, has engaged over 25,000 women entrepreneurs and deployed over $8.05 billion in capital in Canada, continuing to progress towards its $10 billion commitment by 2025. Our efforts were further recognized as we were included in the 2023 Bloomberg Gender-Equality Index for the sixth consecutive year, and named to the North American Dow Jones Sustainability Index. We also ranked in the top 4% of global financial institutions, and were the highest-rated bank in North America, in the S&P Global ESG Score for 2023.

•

Lead in the Americas: We have substantially progressed our key structural investments to simplify the customer experience and enhance the customer relationship through digital tools. We delivered on several major initiatives, including payments modernization and our cloud strategy. Strategic investments in key structural digital and technology initiatives have driven significant progress on our digital strategy across our global footprint, including an increase in digital sales in the Pacific Alliance, which reached 72% in Q4, up 440 bps year-over-year. We are proud of the ways in which we have advocated for and facilitated positive change in the communities in which we live and work. This includes ScotiaRISE, our 10-year, $500-million initiative to support economic resilience in disadvantaged groups. In 2023, ScotiaRISE supported over 200 community partners, deepening its impact and expanding its footprint.

72	Scotiabank

FISCAL 2024 INCENTIVE PLAN DESIGN CHANGES

Annual Incentive Plan

Beginning in 2024, we are making changes to the calculation of the all-bank BPF. These updates support the refreshed strategy, The New Way Forward, as we ready the bank for its next phase of profitable growth. There will be no change to the core financial metrics and ESG metrics used to calculate the all-bank BPF; however, we have enhanced and streamlined the customer and modifier metrics to better align with and support our new strategic direction.

Customer Metric

Simplified to focus on more quantitative measures, and achieve greater balance across lines of business.

Performance Modifiers

The strategic and operational objectives will be combined with the relative performance modifier into a new combined strategic and competitive modifier. The impact of the combined modifier will be up to +/-15 percentage points.

Risk Adjustment

The risk adjustment will be enhanced to include the ability to adjust the all-bank BPF upwards by up to 10 percentage points. This will provide the ability to reward Scotiabankers for positive risk and compliance behaviours while maintaining a bias for a neutral-to-negative adjustment (including the potential for a zero payout).

Our compensation strategy

Our executive compensation strategy supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. We pay for performance, with a strong emphasis on variable incentive compensation. Our compensation program is built with five goals in mind:

Management proxy circular	73

REINFORCING ACCOUNTABILITY

by clearly aligning compensation with individual and corporate performance

Most of what we pay our executives is awarded as variable compensation tied to short-, medium- and long-term performance and is not guaranteed.

We set performance ranges for total variable compensation so that executives earn more when performance is strong and less when performance is down. The aggregate total variable compensation is funded by bank performance (both absolute and relative to our peers). Each executive’s performance factor determines the amount of the total variable compensation paid to each executive and is a combination of the BPF and an individual performance factor.

Compensation mix

The committee establishes a target compensation mix for each executive based on three criteria:

•  the executive’s ability to affect results over the longer term – more senior roles have a higher percentage allocated to mid- and long-term incentives, which are equity-based and linked to longer-term performance

•  market practice for similar positions in our compensation comparator group

•  regulatory requirements to defer incentive awards.

Deferred compensation at risk

At least eighty percent (80%) of deferred variable compensation is fully at risk, either directly through a formula or through application of discretion by the board to adjust the calculated performance factor. Canadian executives receive at least 80% of their deferred compensation awarded as PSUs, and executives outside of Canada receive 100% of their deferred compensation awarded as PSUs.

Pay at Risk: at least 80% of deferred variable compensation is awarded in PSUs. The PSU payout factor range is 0% to 125%, based on a formula described on page 91 and subject to final board determination.

Time vesting: Canadian executives receive 20% of their deferred variable compensation awarded in stock options.

74	Scotiabank

SUPPORTING OUR STRATEGY

by assessing performance for compensation purposes against the same financial and non-financial metrics we use to drive performance for our shareholders

We link executive compensation directly to our strategy by incorporating KPIs into our total variable compensation. Several of the indicators specifically align to our focus priorities.

Absolute performance is measured against the objectives in our business plan. Relative performance is measured compared to our performance comparator group.

ROE measures how efficiently we earn profits on behalf of our shareholders and is included in the PSU performance factor to focus our executives on increasing shareholder value over the medium and long term.

Operating leverage and ROE are not defined terms under GAAP and may not be comparable to similar terms used by other financial institutions (see page 118).

Key performance indicators	How they are used in our incentive plans	How they support our strategy

Financial Metrics

NIACS	• absolute performance • adjustment factor for relative performance, using net income growth	increase shareholder value by increasing earnings

Operating leverage	• absolute performance • adjustment factor for relative performance	improves efficiency through prioritization while encouraging investments to grow the bank

ROE	• absolute performance	increase shareholder value

Revenue	• adjustment factor for relative performance, using revenue growth	increase shareholder value by creating and growing new business relative to our peers

EPS	• adjustment factor for relative performance, using cash EPS growth	increase shareholder value by increasing earnings relative to our peers

TSR	• relative performance	increase shareholder value by measuring our share performance compared to our peers

Non-Financial Metrics

Customer	• absolute and relative performance	focus on customers by measuring customer advocacy and their likelihood to recommend us. We use NPS to measure customer advocacy and reinforce sustainment of positive customer experiences

ESG	• absolute performance • individual objectives

focus on performance against achieving specific representation goals for equity-deserving groups and progress against climate-related metrics focus on keeping the bank safe with an individual objective for all employees of upholding a sound risk culture that is considered when assessing individual performance and determining compensation

Strategic and operational objectives	• adjustment factor in consideration of other measures beyond the core financial and customer metrics	focus on performance against defined objectives in the areas of culture and leadership, balance sheet management/quality of earnings, strengthening the core, and risk and regulatory governance, and ESG, which reflect a holistic view of the bank’s performance

Management proxy circular	75

EMPHASIZING THE LONG TERM

by paying compensation out over time

A key aspect of our executive compensation design is that a significant portion of executive compensation is deferred and aligned with shareholder experience as it is determined based on our TSR. We believe that having a longer-term personal investment in the bank aligns the interests of executives and shareholders, encourages our executives to make decisions that increase shareholder value over time and, at the same time, discourages them from taking undue and excessive risks.

The ultimate value of our long-term incentive awards depends on our long-term performance. The largest portion of executive compensation is equity-based, which vests and pays out over three to 10 years.

Share ownership requirements

We require our executives to hold equity in the bank to make sure their interests are aligned with those of shareholders. Share ownership requirements vary by level, and our most senior executives must maintain their ownership for a period of time after they retire. First-time appointed executives have five years to meet their initial share ownership requirements; upon promotion to a more senior level, the executive has three years to meet their new additional holding requirement. Common shares, outstanding deferred stock units (DSUs), PSUs and holdings through our Employee Share Ownership Plan (ESOP) all count towards meeting the requirement.

Share ownership requirement

CEO	8x base salary – must hold for two years after retirement

Group heads	5x base salary – must hold for one year after retirement

Group heads, Global Banking and Markets	2x total cash compensation (base salary plus cash incentives) – must hold for one year after retirement

Executive vice presidents and Global Banking and Markets senior leaders	3x base salary

Senior vice presidents, vice presidents and managing directors	1x to 2x base salary

ATTRACTING AND RETAINING EXECUTIVE TALENT

by making sure compensation is competitive and aligned with our strategy

Our programs are designed to attract, retain and motivate high-calibre executives to achieve our goals. We benchmark our compensation and performance against companies we compete with for executive talent and capital, and that are comparable to us with respect to business mix, revenue, net income, market capitalization and number of employees.

Our primary compensation comparator group comprises Canada’s eight largest financial institutions: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, National Bank, Manulife Financial, Sun Life Financial and Great-West Lifeco. These companies are in the same or similar industry as our bank, and are of similar size, scope and complexity. We do not include companies in more highly remunerated countries, like the U.S., for example, in our compensation comparator group and, likewise, we do not include Canadian financial institutions that are not comparable to us in terms of business mix, revenue, net income, market capitalization and number of employees.

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We benchmark target total compensation for executives against these companies using data provided by global survey providers. Benchmarking is based on roles, taking into consideration the scope and relative complexity of the role in relation to the comparator group, as well as the executive’s development in the role, and includes salary, incentive awards, total compensation and compensation mix. This information is considered during our compensation decision-making process. Our performance comparator group, which we use to assess relative performance in our mid-term incentive plan, comprises Canada’s largest banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, and National Bank. Due to the limited number of comparators, we do not set a specific benchmarking target, such as median. The table below includes information from public disclosure filings as of October 31, 2023 for banks and September 30, 2023 for insurance companies.

Comparator groups

	Compensation comparator group	Performance comparator group
Bank of Montreal	✓	✓
Canadian Imperial Bank of Commerce	✓	✓
Royal Bank of Canada	✓	✓
TD Bank	✓	✓
National Bank	✓	✓
Manulife Financial	✓
Sun Life Financial	✓
Great-West Lifeco	✓

Compensation comparator group[1]

[1]  Where available, revenue and net income figures exclude one-time items and other items of note, as disclosed by the respective financial institution. Adjusted results are considered non-GAAP financial measures.

[2]  Revenue figures for insurance companies were omitted due to the application of new Insurance Contracts Standard, IFRS 17, which was adopted January 1, 2023. This new standard, which provides consistent principles for all aspects of accounting for insurance contracts, does not impact the fundamental economics of the insurance company’s business, financial strength, claims paying ability, or dividend capacity but impacts where, when, and how specific items are recognized on the financial statements for insurance contracts.

Management proxy circular	77

ENSURING PRUDENT COMPENSATION RISK MANAGEMENT

by balancing risk and reward in our compensation structure and ensuring our programs do not encourage excessive risk-taking

Our compensation programs are guided by the FSB’s Principles for Sound Compensation Practices and Implementation Standards and Supplementary Guidance (FSB Guidelines), which have been adopted by our primary regulator, OSFI, and other applicable regulatory guidance. A key objective of the FSB Guidelines is ensuring that compensation programs, policies and practices align with effective risk management to enhance the stability and soundness of the international financial system and to protect against excessive risk-taking.

The table below sets out how our compensation program and governance framework align with key elements of the FSB Guidelines, including how risk management is integrated into our compensation process. Please also see page 31 for information on our risk management framework, page 82 for more about compensation risk oversight, and page 83 for our key compensation policies.

FSB guidelines	Our alignment

Our board exercises good stewardship to ensure our compensation program works in harmony with our other practices that balance risk and support a strong risk culture

Principle 1 Board oversees the compensation program design and operations

▶  Our independent human capital and compensation committee is responsible for the bank’s compensation programs including those applicable to foreign subsidiaries and branches. The committee includes members with extensive governance and risk management experience, and it retains an independent advisor for compensation matters.

▶  The committee approves and/or recommends to the board for approval compensation principles, policies, and programs, including total payouts and vesting under material incentive plans, equity grants and compensation for our material risk takers, as well as appropriate risk adjustments to ensure our incentive pool funding aligns with our risk appetite framework.

▶  Our board has discretion to adjust aggregate deferred compensation awards, or the amounts paid to individuals, and can choose to reduce the payout value of PSU awards, based on its assessment of performance and risk outcomes over the performance period, including to zero.

Principle 2 Board monitors and reviews the compensation program to ensure it is operating as intended

▶  The human capital and compensation committee meets jointly with the risk committee to review risks associated with our material compensation plans.

▶  The CRO updates the human capital and compensation and risk committees on any risk- related incidents and performance against our risk appetite framework for purposes of making compensation decisions, including an assessment of risk-related considerations separate from the mechanisms in our incentive plans and forward-looking considerations.

▶  Our internal audit department conducts an annual review of our compensation practices and major compensation plans for compliance against FSB Guidelines and reports back to the committee.

Principle 3 Control function employees are compensated in a manner independent of the business areas they oversee

▶  Control function employees have a direct reporting line through the functions to ensure conflicts are avoided and information is escalated.

▶  Management in control functions has day-to-day responsibility and ultimate accountability for their employees, including hiring decisions, performance appraisals and compensation.

▶  Compensation for employees in control and stewardship functions (such as risk management, legal, compliance, finance, internal audit, AML and human resources) is tied to overall bank performance and not to the performance of the business line they support. These employees participate in the bank’s overall program and are not included in any incentive program offered by the business line they support.

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FSB guidelines	Our alignment

Our compensation program takes into account the risks that employees take on behalf of the bank, including future risks and risk outcomes

Principle 4 Compensation is adjusted for all types of risk

▶  We manage risk by ensuring that performance objectives – for the bank overall, by business line, country and individual – can be accomplished within the bank’s risk appetite. Individual objectives are aligned with risk in each executive’s mandate, which includes their accountabilities for risk and compliance. Our clawback policy allows the bank to reduce or cancel incentive compensation that has already been awarded or granted, including variable incentives, if appropriate.

▶  To help ensure risk adjustments to incentive plans are appropriate, the CRO presents an assessment of risk considerations to the human capital and compensation and risk committees. Risk assessments take into consideration key metrics – such as credit, market, liquidity, capital, operational, environmental, cybersecurity and strategic and forward-looking risks – for the bank overall and for each business line. A risk dashboard, which includes both qualitative and quantitative criteria, allows for systematic review of risk considerations in the compensation plans. The dashboard is tied to our risk appetite framework, credit risk appetite and enterprise-wide risk management framework.

▶  Adherence to our business values, code of conduct, and risk and compliance-related policies is a key consideration for individual compensation awards. We have tools and processes that address the link between compensation, risk and conduct. For employees that have a material impact on risk, the compensation review committee looks at any material conduct issue to ensure there is an appropriate link between incentive compensation and risk including conduct risk that can result in harm to the bank, our customers, or other stakeholders.

Principle 5 Compensation outcomes are symmetric with performance and risk outcomes

▶  We pay for performance and risk outcomes, with a strong emphasis on variable incentive compensation especially at senior levels of the bank. Our most senior executives are focused on overall bank interests and performance. Our compensation program provides pay that varies based on the performance and risk outcomes of the bank as well as individual performance. When our goals are:

• met, we can expect our employees to be compensated in aggregate at market

•  exceeded, we can expect our employees to receive compensation above market

• not met, we can expect our employees to be compensated below market.

▶  Final payout of PSUs is subject to the achievement of ROE and TSR measures and can range from 0% to 125% of the original award. There is no minimum guaranteed level of vesting, and our PSUs do not vest without board approval. The board may use its discretion to adjust the performance factor up or down when the calculated factor does not reflect overall bank performance or other relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control), including the possibility to reduce payouts to zero

▶  As part of the CRO’s risk assessment, prudent valuations for capital adequacy are conducted to ensure we are appropriately managing our capital to produce shareholder returns. Potential risks affecting capital strength include concentration risk, off-balance sheet risk, liquidity risk, current and future capital needs and economic profit.

▶  As each business line is allocated equity which reflects their respective economic capital, our capital adequacy assessment ensures our capital is adequate to meet current and future risk and achieve strategic objectives. These prudent valuations ensure business lines are being charged adequately for the risk inherent in their respective business, and feed into the determination of incentive pools.

▶  Guaranteed incentive payments are discouraged, and multi-year guaranteed incentive awards are not permitted. One-time awards may be selectively provided to new-hire employees to compensate for deferred compensation foregone from a previous employer. These awards are subject to vesting that is generally no more favourable than the compensation foregone, contingent upon continuous employment and our share price in the future, and subject to our clawback policy.

Principle 6 Compensation payouts are sensitive to the time horizon of risk

▶  The proportion of mid- and long-term incentives typically increases as the time horizon and magnitude of risk an employee is responsible for increases.

•  For employees in material risk impact roles, at least 40% of their incentive compensation is deferred. At least 60% of incentive compensation for more senior executives and our most highly paid employees is deferred, subject to local market practices.

•  Equity-based compensation is generally deferred for at least three years and any annual cash incentive taken as DSUs is deferred until the employee leaves the bank, subject to tax effectiveness or other legal limitations in countries outside Canada.

▶  We require executives to hold equity in Scotiabank to align their interests with those of our shareholders. Share ownership requirements vary by level, and senior executives must maintain their ownership for a period of time after they retire.

Principle 7 The mix of cash, equity and other forms of compensation is consistent with risk alignment

▶  Our compensation program is designed to align the behaviours of those executives and employees who can influence the bank’s risk position with our risk appetite. Total variable compensation is awarded based on a mix of annual, mid- and long-term performance and reflects our risk appetite. A substantial portion of incentive pay is delivered in mid- and long-term incentives, which are capped where appropriate to avoid excessive risk-taking. Further, all incentive compensation is subject to our clawback policy.

▶  Our anti-hedging policy prohibits employees from using hedging strategies or compensation-related insurance to circumvent the risk alignment effects of our compensation programs, and incentive awards cannot be assigned.

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Compensation governance

The board of directors is responsible for executive compensation at Scotiabank.

The human capital and compensation committee is responsible for our compensation program and practices and works in collaboration with the risk committee when making compensation decisions. It also receives advice from a qualified, independent third-party advisor.

ABOUT THE HUMAN CAPITAL AND COMPENSATION COMMITTEE

As of October 31, 2023, the committee has five independent directors and average committee tenure of 6.85 years. None of the members has ever been a Scotiabank executive.

All committee members bring extensive experience, acquired through their management involvement in public and private companies and as seasoned directors. The table below lists the committee’s key skills for effective governance and oversight of our executive compensation program.

		Skills and areas of expertise

	On the committee since	Independent	Executive compensation experience	Governance experience	Risk management experience	Human resources experience	President/CEO experience	Other executive leadership experience

Nora Aufreiter (Chair)	2016	●	●	●		●		●

Guillermo Babatz	2017	●	●	●	●	●		●

Una Power	2016	●	●	●	●	●		●

Aaron Regent	2014	●	●	●	●	●	●	●

Calin Rovinescu	2020	●	●	●	●	●	●	●

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Independent advice

The committee gets advice from a qualified, third-party independent advisor about compensation matters to make sure its decisions are fair, balanced, and reflect a broader perspective. The committee makes its final decisions after considering the advice received.

The committee has the following policies to make sure the advisor it hires is – and remains – independent:

•	management cannot use the same advisor
•	fees must be reported at each committee meeting along with a detailed description of all related activities
•	the committee meets with the independent advisor at every meeting without any members of management present.

The committee has retained Hugessen Consulting Inc. (Hugessen) as its independent advisor since 2019. At that time, the committee also retained Semler Brossy Consulting Group, LLC (Semler Brossy) to collaborate with Hugessen to provide a broader global perspective on executive compensation practices and related compensation governance matters.

The table below shows the fees paid to each of Hugessen and Semler Brossy in the last two fiscal years for the following services:

•	review of executive compensation practices and program design
•	review of the bank’s material incentive plans designs
•	competitive analysis of President and CEO compensation
•	trends in executive compensation, regulatory developments and governance best practices
•	perspectives on appropriate total compensation mix and levels, based on competitive practice and performance
•	advance review of meeting materials to identify any other issues for the committee to consider when evaluating proposed changes to our compensation program and plan designs
•	attendance at all committee meetings.

	2023		2022

	Executive Compensation- related fees	All other fees	Executive Compensation- related fees	All other fees

Hugessen Consulting Inc.	$311,817	–	$318,577	–

Semler Brossy Consulting Group, LLC[1]	$0	–	$12,945	–

[1]	In 2022, fees to Semler Brossy were paid in US$ and converted to Canadian dollars using the fiscal year average exchange rate of: US$1.00 = C$1.2872. No fees were paid to Semler Brossy in 2023.

Hugessen and Semler Brossy have confirmed that these fees are not significant relative to their total revenue and, therefore, do not affect their independence. The two firms did not provide any other services to the committee or board in either year.

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COMPENSATION RISK OVERSIGHT

Compensation risk oversight is an important component of our risk management framework. The human capital and compensation committee oversees compensation risk using an effective organizational structure, proper management oversight, comprehensive policies and discretion and an independent review by internal audit.

Organizational structure

We tie compensation for control and stewardship functions (finance, risk management, internal audit, compliance and AML, legal, and human resources) to overall corporate performance, and not to the performance of the business lines they support.

Heads of control functions (finance, risk management, internal audit, compliance and anti-money laundering) manage their groups independently from the business lines they support, and have final sign-off on hiring, compensation and performance assessment for key roles.

Management oversight

Compensation review committee

The compensation review committee identifies key employees whose roles could have a material effect on risk and ensures there is an appropriate link between their incentive compensation and risk. This includes senior executives and other employees who establish policies that significantly affect corporate risk, or manage material businesses, countries or regions.

The committee also reviews the compensation of any employee involved in a material incident, including issues related to conduct. The compensation review committee is chaired by the CRO, who provides updates on the committee’s activities, including all actions and decisions related to adjusting individual compensation, to the human capital and compensation committee. Material risk and conduct incidents reviewed by the compensation review committee may include inappropriate sales practices, insufficient oversight and tone from the top, incidents that create reputational risk for the bank, and behavior that is inconsistent with our code of conduct.

To support the compensation review committee process, there are local conduct committees in select countries and regions, with the membership structure of the local committees mirroring that of the bank’s compensation review committee. The local committees provide input into the identification of material risk impact (MRI) employees, and possible misconduct or risk events, if any.

As of October 31, 2023, the compensation review committee consisted of the following global heads of control and stewardship functions, as well as the head of total rewards:

•	Group Head and Chief Risk Officer (chair)
•	Group Head and Chief Human Resources Officer
•	Group Head and Chief Financial Officer
•	Executive Vice President and General Counsel
•	Executive Vice President and Chief Compliance Officer
•	Executive Vice President and Chief Auditor (non-voting member)
•	Senior Vice President, Total Rewards.

Human capital committee

The human capital committee is a management committee that has enterprise-wide accountability for the strategic direction, prioritization and progress of our global human resources strategy. Its mandate includes approving strategies, policies and programs relating to leadership, compensation, pensions and benefits.

As of October 31, 2023, the human capital committee was made up of the President and CEO and his senior management team:

•	Group Head and Chief Financial Officer
•	CEO and Group Head, Global Banking and Markets
•	President and Group Head, Corporate and Investment Banking
•	Group Head, International Banking
•	Group Head, Canadian Banking
•	Group Head, Global Wealth Management
•	Group Head and Chief Human Resources Officer
•	Group Head, Technology and Operations
•	Group Head and Chief Risk Officer
•	Group Head, Digital Transformation, Tangerine, Marketing and Analytics
•	Executive Vice President and General Counsel
•	Executive Vice President and Chief Compliance Officer

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Discretion

We make all decisions about compensation plan design and pay within the context of our risk appetite, taking into consideration projected capital ratios as reflected in the annual capital adequacy report to the board.

The incentive plans include an adjustment for risk if the board believes excessive risk was taken to achieve the year’s results. The CRO reports on this directly to the risk and human capital and compensation committees in their joint meeting at year end.

At year end, the CRO also completes a review of performance over the past three years to determine if there were any material risk incidents that warrant a risk adjustment to the PSU payout.

The board can also use its discretion to:

•	reduce or withhold payment under the material incentive plans if our results are significantly below expectations
•	not grant mid- and long-term incentive awards at all or to specific individuals
•	reduce the payout value of PSU awards that have already been granted (including reducing them to zero).

Independent review

Internal audit conducts an independent review of our compensation programs and practices every year and reports to the human capital and compensation committee. The results are also provided to OSFI. The review includes:

•

an assessment of the appropriateness of material compensation plans and programs that include employees whose actions may have a material impact on the risk exposure of the bank, against our organizational goals, our risk profile and the FSB Guidelines

•	an assessment of the appropriateness of payouts relative to risk
•	the compensation of key employees whose roles could have a material effect on risk through operations or policies, or manage material businesses, countries or regions.

The Chief Auditor presents an annual review to the human capital and compensation and risk committees to confirm that Scotiabank is compliant with the FSB Guidelines in all material respects.

KEY POLICIES

Compensation Policy

Our compensation policy sets out a pay-for-performance philosophy that supports our strategic focus, encourages strong corporate performance including environmental, social and governance objectives, and helps the bank create and sustain shareholder value over the long-term. Among other things, our compensation policy outlines our approach to compensation risk oversight in our incentive plan design and funding. It outlines the minimum deferral rates for senior executives and individuals whose roles may have a material impact on the risk profile of our business, including roles in control and stewardship functions. Consistent with regulatory requirements and best practices, our approach to compensation is gender neutral.

Hedging and assignment

Employees, officers and directors are not permitted to enter into short sales, calls and puts that involve Scotiabank securities. These restrictions are enforced through our compliance programs. To be eligible to receive equity-based awards, executives are required to attest that they will not use personal hedging strategies or compensation-related insurance to undermine the risk alignment effects embedded in our incentive compensation plans. Equity-based awards, and any entitlements that employees may have under our equity compensation plans, cannot be assigned or transferred, except when it is required by law.

Insider trading

Executives must pre-clear with our compliance department any trades to buy or sell our securities, including exercising stock options. Executives and directors are not allowed to trade during our trading blackout periods.

Clawbacks and forfeitures

Executives may forfeit outstanding incentive awards and/or repay compensation that has already been paid if there is a material misstatement of our financial results, inappropriate risk-taking, fraud, gross negligence, a breach of compliance rules or our code of conduct or inappropriate conduct resulting in significant losses, fines or penalties.

The following can be clawed back:

•  cash bonuses, commissions or payouts received from our deferred compensation

•  outstanding equity compensation, including restricted share units (RSUs), PSUs, stock options and DSUs.

Management proxy circular	83

Decision-making process

Our compensation policy is reviewed annually by the human capital and compensation and risk committees, and approved by the board. There were no material changes to our compensation policy in fiscal 2023.

Our compensation decision-making process involves management, the human capital and compensation committee, the risk committee, advice from third party advisors and the board for final approval.

We make all compensation program design and pay decisions within the context of our risk appetite.

The CRO regularly reports to the risk committee and identifies any concerns. These reports form the basis for certain adjustments to our incentive pools. The decision-making process includes:

1. Review the compensation program

Management

•

reviews the compensation program – how it supports our strategy and how it compares with our competitors, using market data, research and perspective from external consultants (including Willis Towers Watson, Korn Ferry, Mercer and Aon) who provide data, advice or guidance to management about overall plan design and the various plan components

•	presents its recommendations to the human capital and compensation committee.

The committee reviews the recommendations with the risk committee and with its independent advisor, for recommendation to the board for approval.

2. Choose performance metrics and annual deliverables

Management determines business performance metrics and weightings for the incentive plans, and sets objectives for the bank overall, and for each business line and each country. The board approves performance targets annually.

Financial targets are established based on a broad range of inputs, such as macroeconomic and market conditions, industry expectations, strategic objectives and initiatives, and the bank’s medium-term objectives.

The process also includes testing various scenarios to understand performance under different conditions, to make sure the performance metrics and objectives support our strategy and reflect the bank’s risk appetite (including credit, market, operational, reputational, conduct and other risks). The performance targets and payout ranges are set to balance risk and reward, ensuring there is an appropriate amount of upside potential and downside risk to reflect performance and results achieved, setting challenging yet attainable goals, while discouraging excessive risk-taking behaviour.

Throughout the year, the CFO provides updates to the committee on the financial performance of the bank and performance against plan metrics. The committee reviews the performance metrics with the risk committee, and then recommends them to the board for approval.

The President and CEO reviews the annual deliverables that will be used to assess each senior executive’s individual performance, ensuring they support our strategy. The President and CEO also presents his own annual deliverables in the context of our corporate goals and long-term strategy to the board for approval.

3. Set targets for executive compensation

Management recommends base salaries and target variable pay for the senior leadership team, after reviewing comparator compensation data provided by external consultants. Target compensation is aligned to the market and adjusted for the scope of each executive’s role as well

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as their experience to ensure the overall positioning is appropriate. Actual compensation for each executive is aligned with performance and reflects the execution of their strategic objectives.

The committee:

•	reviews the target total compensation packages for the senior leadership team in relation to our compensation comparator group
•	looks specifically at compensation for key employees who have significant compensation arrangements or are subject to local remuneration-related regulatory requirements
•	determines the target total compensation package for the President and CEO with input from its independent advisor.

4. Review corporate performance

Management:

•	assesses performance against the corporate performance metrics to develop a BPF for the incentive plans as well as the performance factor for PSU award payouts
•	evaluates our performance relative to the banks in our performance comparator group and assesses whether the factor should be adjusted for relative financial performance
•

carries out assessments, looking at the amounts accrued to the incentive plans, to assess appropriate use of capital, as well as whether funding of the incentive pool should be adjusted for concentration, off-balance-sheet, liquidity or other potential risks

•	makes recommendations to the committee.

The human capital and compensation committee:

•	reviews management’s recommendations, working with the risk committee
•	considers the bank’s overall financial and non-financial performance as the basis for applying any informed judgment to final incentive compensation decisions
•	may make an adjustment for risk at the recommendation of the CRO
•	recommends the BPF for the incentive plans as well as the performance factor for PSU award payouts to the board for approval.

The board has the discretion to apply judgment to amend the business performance factor and the PSU factor based on its own assessment of the holistic performance of the bank and/or apply judgment to adjust variable compensation award outcomes. The board can also reduce the business performance factor and the PSU factor based on its own risk assessment, which reduces the pool and payout. It also has discretion to reduce payouts to zero depending on the circumstances in that year.

5. Review individual performance

The President and CEO reviews the performance and compensation of his direct reports:

•	assesses senior management performance against their annual deliverables and leadership behaviours, their leadership potential and sustained performance, and also considers time in role
•	recommends their salary and total variable compensation taking into account performance, leadership behaviours, potential and market position
•	recommends their compensation for the year to the committee.

The committee completes an in-depth assessment of the President and CEO’s performance in leading us towards meeting our goals, and setting and executing against our long-term strategy, including:

•	overall performance
•	implementation of the President and CEO’s strategies to increase shareholder value
•	achievement of his annual deliverables.

6. Award compensation

The compensation review committee reviews the conduct of employees whose roles could have a material effect on risk and recommends any reductions to the committee.

The committee reviews and finalizes the recommendations for the President and CEO’s direct reports, the executive vice presidents, other control function heads and UK and Ireland employees who are governed by the Prudential Regulation Authority (PRA), Financial Conduct Authority (FCA), Central Bank of Ireland (CBI), European Banking Authority (EBA) Guidelines on Sound Remuneration Policies and other local remuneration-related regulatory requirements. The board and/or committee reviews the recommendations and approves the executive compensation decisions.

Management proxy circular	85

The committee determines the President and CEO’s actual compensation, which it recommends to the board for approval. The President and CEO is not involved in determining his own compensation.

The committee reviews reports from management and the President and CEO’s self-assessment, and consults with its independent advisor before making its recommendation to the board.

The committee’s independent advisor prepares a detailed analysis for the committee to review when making its decisions about the President and CEO’s compensation, including:

Horizontal benchmarking analysis:

•	target and actual compensation of the President and CEO’s peers in the compensation comparator group, and trends and competitive practice in the broader Canadian market.

Management supplements with the following vertical pay analyses:

•

a pay ratio comparison of the President and CEO’s pay package relative to the median Canadian family income and our average employee pay. The median family income figure used for this analysis is $109,170, which is the latest figure published in 2021 by Statistics Canada, adjusted by the Bank of Canada’s average Consumer Price Index for 2022 and 2023

•

as Canada is the labour market in which the President and CEO lives and works, the committee also reviews a pay ratio comparison of the President and CEO’s total pay package relative to the bank’s median and average Canadian employee pay. As of October 31, 2023, the median and the average Canadian full-time equivalent employee pay excluding the President and CEO are $99,939 and $127,826, respectively, resulting in CEO to median employee pay multiple of 94x and to average employee pay multiple of 73x

•	the President and CEO’s compensation in relation to the bank’s net income.

The committee recommends the President and CEO’s compensation to the board for approval. Please see pages 97 to 99 for details about the President and CEO’s compensation.

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Program elements

The executive compensation program for NEOs includes direct compensation (base salary and total variable compensation), and indirect compensation (pension, group benefits and perquisites).

	Component	Purpose	Form	Performance period	Pay at risk profile

Direct compensation

Fixed	Base salary	Compensates executives for fulfilling their day-to-day responsibilities, taking into account their experience, skills, internal equity and market competitiveness	cash	ongoing	no risk

Variable	Total variable compensation	Rewards executives for meeting annual corporate objectives (financial and non-financial) and individual strategic deliverables	a portion of the award is allocated in cash	one year	moderate risk

		A portion of the total variable compensation is allocated under the bank’s deferred compensation plans and rewards executives for creating sustained shareholder value over three to 10 years and achieving specific corporate performance objectives	to meet compensation deferral requirements, a portion of the award is allocated in: PSUs – mid-term incentive and stock options – long-term incentive	three years up to 10 years	significant risk significant risk

Indirect compensation

	Pension	Provides an important source of retirement income

defined benefit plan (contributory or non-contributory membership)

defined contribution plan (contributory or non-contributory membership)

supplemental pension plan (non-registered and unfunded, for some executives)

				ongoing	no risk

	Group benefits	Invests in employee health and well- being Executives participate on the same basis as other employees Varies based on level and local market	group life, accidental death and dismemberment, disability and extended health and dental insurance employee share ownership plan (Scotiabank matches an additional 60% up to a specified limit)	ongoing	no risk

	Perquisites	Provides market competitive benefits Varies based on level	annual fixed allowance, paid quarterly (taxable benefit)	ongoing	no risk

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ABOUT TOTAL VARIABLE COMPENSATION

Purpose	To reward performance in a way that supports our strategic plan over the short-, medium- and long-term

Who participates	Named executives

How we determine the award

The amount of the total variable compensation award depends on the executive’s incentive target and their performance factor. Each executive’s performance factor is a combination of the BPF and their individual performance factor. The ratio between the all-bank business performance and performance against individual strategic deliverables is 80:20 for the President and CEO and 70:30 for other named executives.

Each executive’s performance is assessed using a three-by-three matrix, or nine-box grid, of “what was achieved” against strategic deliverables established at the beginning of the year (which include business line or country financial goals for business line and country heads), and “how it was achieved” based on leadership behaviours demonstrated during the year. Each box in the nine-box grid yields a narrow individual performance factor range within the full range of 0 to 150, within which the executive’s individual performance factor for the year is determined. Use of the nine-box grid provides for consistency and calibration of performance assessments and determination of each executive’s performance factor relative to peers.

How we fund awards

Aggregate total variable compensation is funded by our BPF. The aggregate incentive pool is capped.

The BPF is calculated using the same financial and non-financial metrics we use to measure our corporate performance:

•  absolute performance is measured against the objectives in our business plan

•  relative performance is measured against our peers.

The BPF is capped at 150, except in the case of the President and CEO where the factor is capped at 125 to align the President and CEO’s compensation opportunity with the market.

To recognize that a much greater proportion of the President and CEO’s total compensation is subject to the BPF than that of the other named executives, it was concluded that the BPF should have a flatter payout curve above target and a lower cap of 125 for the President and CEO compared to the other named executives, in order to limit the upside potential of awards above target.

Form of award

The total variable compensation award is allocated in cash and equity.

By allocating the equity portion of the award in PSUs and stock options, we ensure a strong link between executive pay and shareholder experience, and also address compensation deferral requirements.

Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions

How we determine the award

Set at the beginning of the year Varies by job level, local market and role	A combination of the BPF and an individual performance factor (the ratio is 80:20 for the President and CEO and 70:30 for other named executives) based on the executive’s performance against strategic goals established at the beginning of the year	Determines each executive’s total variable compensation award which is allocated in cash and equity (PSUs and stock options)

88	Scotiabank

How we fund awards

Calculating the all-bank performance factor

We calculate the all-bank BPF in multiple steps.

The board also has the discretion to apply judgment to adjust the factor based on its own assessment of the holistic performance of the bank, including reducing the factor to zero (no payouts) if we deliver results that are significantly below expectations.

1. Assess performance against core financial and non-financial metrics	First, we calculate a preliminary performance factor based on performance against the following core corporate performance metrics.

	Strategic focus Increase shareholder value by increasing earnings	Strategic focus Manage our expenses efficiently	Strategic focus Focus on key non-financial metrics
	Why it’s important Measures our profitability in net income generated for shareholders	Why it’s important Improves efficiency through prioritization while encouraging investments to grow the bank	Why it’s important Measures our success with respect to customers, and key ESG goals like decarbonization of our operations and representation of equity-deserving groups

2. Modify based on how we performed relative to peers and against our strategic and operational objectives

Next, we may adjust the factor up or down based on our performance relative to peers, and on how we performed against our strategic and operational objectives.

Strategic focus

The application of a modifier based on our shareholder value relative to peers, and on meeting key strategic and operational objectives.

Why it’s important

The committee determines the application of a modifier in consideration of measures beyond the core financial and customer/ESG metrics, and in determination of our performance relative to our peers against key metrics such as net income growth, EPS growth, revenue growth and operating leverage. The total impact of the modifier is limited to +/-20%.

3. Final risk adjustments by the board

Finally, the human capital and compensation committee reviews a risk assessment jointly with the risk committee and the CRO and assesses the appropriateness of the BPF in 2023. Risk adjustments can only be made to reduce the factor and therefore would not increase the size of incentive pools or individual awards.

The board reduces the factor

if it believes excessive risk was

taken to achieve the year’s

results

Management proxy circular	89

ABOUT DEFERRED COMPENSATION

Purpose	To reward strong sustained performance over three to 10 years, and link the interests of executives and shareholders

How we determine the award	The amount of the award is based on a pre-determined allocation of each executive’s total variable compensation award, so that a significant percentage of compensation is deferred. The pre-determined allocations are 75% for the President and CEO and 60% to 70% for other named executives. The committee does not consider the value of awards the executive has received in previous years when it determines new grants

Form of award

Deferred compensation is equity-based and awarded to our Canadian named executives as follows (named executives outside of Canada receive 100% of their deferred compensation awarded as PSUs):

•   80% as PSUs (mid-term incentive)

•  20% as stock options (long-term incentive)

Forfeiture and clawbacks	Deferred compensation can be forfeited or clawed back under certain conditions

	Mid-term incentive	Long-term incentive

Purpose	To reward executives for creating sustained shareholder value over three years and achieving specific corporate performance objectives	To retain senior executives, reward them for creating sustained shareholder value over three to 10 years, and link their interests to those of shareholders

Who participates	Vice presidents and above	Senior vice presidents and above

Form of award

PSUs

The amount of the award is converted to PSUs on the first day of the open trading window following the public release of our year-end financial results, using the average closing price of our common shares on the TSX for the 20 trading days ending on the last trading day before the grant date. PSUs earn dividend equivalents

Stock options

The amount of the award is converted to options on the sixth trading day in the open trading window following the public release of our year-end financial results, using the estimated compensation value of the stock options on the grant date

The exercise price is either the closing price of our common shares on the TSX on the trading day prior to the grant date, or the volume weighted average trading price for the five trading days immediately preceding the grant date (whichever is higher)

Options cannot be re-priced or exchanged for options with a lower price

Options cannot be sold to a third party – they can only be transferred to a beneficiary or legal representative if the holder dies

You can read more about our stock option plan beginning on page 109

Vesting and payout

PSUs vest and are paid out at the end of the three-year performance period based on our performance (see below for details). Vested units are paid out in cash

The amount the executive receives depends on the number of units that vest and our share price at the time of vesting:

•   the number of units that vest is determined by the performance factor (see pages 91 and 95 to 96)

•   vested units are converted to cash using the average closing price of our common shares on the TSX for the 20 trading days ending the day before the first day our trading window opens following the vesting date

•   payments are made by December 31 of the year the units vest, and withholding taxes apply

Options vest 50% on the third anniversary date of the grant, and 50% on the fourth anniversary date of the grant

Executives can exercise their options after they vest

The amount the executive receives depends on our share price at the time they exercise the options

Withholding taxes and trading fees apply

Options expire after 10 years. If an option’s expiry date falls during an insider trading blackout period (or within 10 business days after the blackout), it will automatically be extended to 10 business days after the end of the blackout period

Potential adjustments

Our PSUs do not vest without board approval of the final performance factor and resulting payout

As part of the process, the CRO assesses whether a risk adjustment is appropriate. Additionally, the board may use its discretion to adjust the performance factor when the calculated factor may not reflect all of the relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control, etc.)

Such adjustments include the ability to reduce the performance factor to zero

90	Scotiabank

How we allocate the total variable compensation award

How we calculate the performance factor for the mid-term incentive

The performance factor determines the number of units that will vest at the end of the three-year period. It ranges from 0 to 125. There is no minimum guaranteed level of vesting in our PSU plan. The board reviews the performance factor calculated using the formula below and assesses whether the outcome of the formula makes sense in light of the performance objectives established at the time of grant, overall bank performance and other relevant considerations. Based on this assessment, the board may apply discretion to adjust the calculated performance factor, including reducing it to zero.

We calculate the performance factor using key financial metrics that are also used to measure our corporate performance:

•	absolute performance is measured against the objectives in our business plan
•	relative performance is measured against our performance comparator group

Objective: increase shareholder value over the medium term Why it’s important Measures how efficiently we earn profits on behalf of our shareholders and is a strong indicator of our overall performance

Objective: increase shareholder value as measured by our share performance relative to our peers over the medium term

Why it’s important

Measures the appreciation in our share price compared to our performance comparator group

The board can use its discretion to adjust the performance factor up or down, or eliminate the payout entirely based on its assessment of performance and risk

Management proxy circular	91

2023 Compensation decisions

2023 COMMITTEE WORKPLAN

The human capital and compensation committee follows a comprehensive annual workplan leading up to the board’s year-end pay decisions. During the year the committee received input from the CFO on the financial performance of the bank and at year-end from the CRO on risk-related considerations for incentive pools and payouts, including plan design, individual conduct considerations, performance against risk appetite and capital adequacy. Throughout the year, the committee also received advice from its independent advisor as detailed on page 81.

Key activities undertaken throughout the course of 2023 included:

•	receiving quarterly updates on key human resources risk metrics and emerging issues
•

discussions of the ISS and Glass Lewis reports and say-on-pay vote recommendations were held at the committee’s April meeting, together with a review of our peer banks’ performance and pay decisions, and the overall external market context. The bank’s say-on-pay vote outcome was also discussed at the committee’s May meeting

•	updates on shareholder engagement were presented to the committee at the April meeting
•	a mid-year assessment of the President and CEO’s performance was conducted in May
•	trends and developments on CEO and executive pay were presented by the committee’s independent advisor in August
•	assessing and recommending to the board for approval other executives’ total direct compensation at the committee’s November 2023 meeting
•	compensation targets for the named executives for fiscal 2024 were reviewed and approved at the November 2023 meeting
•

the bank’s CFO presented updates on bank performance, including performance relative to peers, and how the all-bank BPF and PSU factor were trending for 2023, and their impact on the compensation of executives and other employees, at the August meeting, prior to approval of the final factors reflecting full-year performance in November

•

a review of key design features and alternatives for our annual and equity-based incentive plans for 2024 were discussed throughout the year, with final changes approved in October and November 2023 (see page 73). These reviews, which were also shared with the risk committee, covered performance metrics used to assess both annual and mid-term performance, including changes to the strategic and operational objectives and relative performance modifier used to calculate the all-bank BPF (see page 89)

•

2023 total direct compensation for executives was approved at the November 2023 board meeting following discussion with the committee and the risk committee, the committee’s independent advisor and representation from the CRO and CFO in respect of the bank’s performance

92	Scotiabank

2023 BUSINESS PERFORMANCE FACTOR

The process steps and inputs detailed below explain how we determined the 2023 all-bank BPF for the NEOs of 84.

We use a multi-step approach to calculate the all-bank BPF, which determines the funding of total variable compensation: 1) a factor based on financial and customer experience/ESG metrics, 2) a modifier based on our performance relative to peers and against pre-determined strategic and operational objectives, and 3) a final adjustment by the board for risk and other considerations. In addition to the formulaic process steps outlined above, we also believe shareholders are best served by the committee applying sound and thoughtful judgment to final compensation outcomes when appropriate.

1. Performance against financial and non-financial metrics	Results were below target for two of the three corporate performance metrics set for 2023. As illustrated in the chart below, NIACS and operating leverage achieved below target results, and customer experience/ESG exceeded the target.

Management proxy circular	93

2. Apply modifier based on how we performed relative to our peers and against our strategic and operational objectives	For this year of CEO and strategic transition, the committee considered the bank’s comprehensive effort to re-set the bank’s strategy, progress in achieving capital and liquidity goals, as well performance relative to peers to make a single, holistic determination of the BPF modifier to be applied.

Rating scale	performance factor -20	performance factor 0	performance factor +20	Actual

-3 The committee applied a negative adjustment to the calculated score based on our performance relative to peers and an assessment of performance against our strategic and operational objectives

Key considerations	Assessment
Strategic Deliverables

•  2023’s focus was on refreshing our strategy through a collaborative and data-driven process to identify those levers that will drive Scotiabank’s success into the future. To that end, Scotiabank announced The New Way Forward, outlining our refreshed vision focused on four strategic pillars that will ensure a strong future for the bank and representing a commitment to our shareholders, our clients, and our team that we are invested in their long-term success. These pillars include: growing and scaling in priority markets, earning primary client relationships, making it easy to do business with us and winning as one team

Balance Sheet Management / Quality of Earnings

•  continued to strengthen our capital position and balance sheet as we prepared the bank for its next phase of profitable, sustainable growth, building our capital levels to a CET1 ratio of 13%

•  proactively increased the bank’s liquidity buffer to prudently manage through the global bank failures observed in March 2023 and reduced wholesale funding needs by our business lines

Strengthen the Core / Risk and Regulatory Governance

•  continued to prioritize regulatory compliance and risk reduction initiatives, to help ensure key IT-related risk metrics in cybersecurity and project risk fall within board-approved limits

•  continued to measure our progress in technology modernization, including project modernization and development in cloud capabilities as we prepare for our next phase of growth under our new strategy

Social

•  maintained strong employee engagement scores, exceeding the Financial Services average, which demonstrates employee confidence in the bank’s leadership, a strong performance mindset, and a connection with the bank’s inclusive culture

•  continued our investments in our people, with an enhanced succession planning process to align with best practice and improving the overall efficacy of our plans

Relative Performance	• the committee assessed our performance relative to peers against key financial metrics and determined that a negative adjustment was necessary due to unfavourable results overall
Overall adjustment -3

3. Final risk adjustments by the board

The board did not make any adjustment for risk this year. The CRO led a review of risk-related considerations separate from the mechanisms already embedded in the plans and concluded that the bank had operated within its risk appetite. As such, there was no additional adjustment for risk.

The final BPF for the NEOs for 2023 is 84.

94	Scotiabank

PAYOUT OF 2020 PSU AWARDS

PSUs awarded to the NEOs in 2020 vested on November 30, 2023 (the end of the three-year PSU performance period) after the board approved the performance factor and final payout. The table below shows how we calculated the payouts, which were made in December 2023.

The performance factor for these PSUs is below target at 98, the result of above target three-year average ROE performance and below median three-year relative TSR. This decreased the number of PSUs that vested.

	Number of PSUs granted in 2020		Number of dividend equivalents received		Total PSUs		Performance factor		Vesting price ($)		Payout value on vesting ($)	Value on the date of the grant (2020) ($)	Difference between grant value and payout value

Rajagopal Viswanathan	22,885	+	4,064	=	26,949	x	0.98	x	59.79	=	1,579,042	1,428,000	11%

Jake Lawrence	31,410	+	5,579	=	36,989	x	0.98	x	59.79	=	2,167,356	1,960,000	11%

Dan Rees	30,064	+	5,339	=	35,403	x	0.98	x	59.79	=	2,074,427	1,876,000	11%

Brian Porter	82,404	+	14,634	=	97,038	x	0.98	x	59.79	=	5,685,877	5,142,000	11%

Mr. Thomson and Mr. Aristeguieta were not bank employees in 2020.

The vesting price is the average closing price of our common shares on the TSX for the 20 trading days ending on November 30, 2023, the day before the first day our trading window opened following the vesting date.

Factoring in dividend equivalents received, the change in share price, and the performance factor, the overall payout compared to the grant value increased by 11%.

How we calculated the performance factor

We use two steps to calculate the performance factor for the PSU payout: absolute performance against our ROE targets, and relative performance (our TSR compared to our performance comparator group over the three-year period).

Absolute performance factor – ROE

Our three-year average ROE is net income less preferred share dividends, expressed as a percentage of average common shareholders’ equity. ROE is assessed each year against an annual objective, which is in line with the expected earnings target.

	performance factor 0 (threshold	)	performance factor 75	performance factor 100 (target	)	performance factor 125	actual performance	[1]		Absolute performance factor (3-year average)

2023	less than 6.3%		11.3%	12.5%		13.8%	11.7% ▶		85

2022[2]	less than 7.7%		13.8%	15.3%		16.8%	15.7% ▶		106	120[3]

2021	less than 5.9%		10.5%	11.7%		12.9%	15.0% ▶		171

[1]

Financial results are presented on an adjusted basis and are non-GAAP financial measures. Please refer to page 25 (for 2023 adjusted ROE) of the 2023 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. Please refer to pages 22 (for 2022 and 2021 adjusted ROE) of the 2022 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

[2]	2022 adjusted ROE has been restated to align with current period calculation.
[3]

The overall ROE factor represents a three-year average and can range from 0 - 125. Annual performance is assessed using straight-line interpolation between and extrapolation above the specified ranges. A threshold of 50% of target ROE must be achieved in order to yield an annual factor above 0.

Management proxy circular	95

Relative performance factor – TSR

Our relative TSR is the appreciation in our share price plus dividends reinvested over the three-year period, using the 20 trading-day average closing share price of our common shares on the TSX, compared to the TSR delivered by our performance comparator group. The relative performance factor is calculated by measuring the performance gap between the bank’s 3-year TSR and the median of our performance peer group’s 3-year TSR, multiplied by a constant factor. The lowest factor that can be determined by the formula is 75%, however, the committee may, in its discretion, reduce the factor below this level, including down to zero.

	TSR performance target (peer group median	)	Actual performance	Relative performance factor

Three-year TSR	47.7%		22.2%	75

After discussion and deliberation, the committee concluded that the relative performance factor of 75 should not be adjusted. This results in an overall performance factor of 98. Based on a review of performance over the past three years, the CRO concluded that no risk adjustment to the PSU performance factor was required.

96	Scotiabank

SCOTT THOMSON PRESIDENT (December 1, 2022 to January 31, 2023) PRESIDENT AND CHIEF EXECUTIVE OFFICER (effective February 1, 2023)

BRIAN PORTER

PRESIDENT AND CHIEF EXECUTIVE OFFICER (until November 30, 2022)

CHIEF EXECUTIVE OFFICER (December 1, 2022 to January 31, 2023)

STRATEGIC ADVISOR (February 1, 2023 to April 30, 2023)

Mr. Porter retired as CEO effective January 31, 2023 and served as a Strategic Advisor to Mr. Thomson from February 1, 2023 to April 30, 2023.

Scott Thomson Toronto, Ontario, Canada

Mr. Thomson assumed the role of President on December 1, 2022 and became President and CEO on February 1, 2023. He has been a member of the Scotiabank Board of Directors since 2016.

Mr. Thomson is responsible for the overall leadership and strategic direction of Scotiabank. As the CEO, he is accountable to the board of directors for developing, communicating and executing on a refreshed strategy. That will drive Scotiabank forward into the future, with the goal of delivering profitable and sustainable growth over the long-term for our key stakeholders including customers, shareholders, employees and communities, while continuing to comply with all governance and regulatory requirements.

CEO PERFORMANCE HIGHLIGHTS

2023 was a year of transition as we position the bank for its next phase of growth. Changes were made to Scotiabank’s executive leadership team, bringing a wealth of experience and new perspectives. This strengthened team developed a refreshed strategy with execution already underway. Although the bank has not delivered the return on investment that our shareholders expect, under The New Way Forward, the goal is to deliver profitable and sustainable growth over the medium to long-term, with a focus on being responsive to our clients’ evolving needs, and driving operational excellence and efficiency through a continued focus on productivity. In the face of continued economic dislocation this year, including the challenges faced by a number of U.S. and global banks and ongoing uncertainty in the interest rate environment, Scotiabank’s diversified business model proved resilient. Throughout this period of transition, we took important steps to strengthen our balance sheet. This included putting a strong focus on capital, significantly improving our funding profile and increasing our deposits, resulting in an improved loan-to-deposit ratio.

Highlights of our financial results are presented below:

	2023[1]	2022[1]	Change

Total revenue	$31,940 million	$31,777 million	0.5%

Net income after tax (NIAT)	$8,441 million	$10,749 million	-21.5%

ROE	11.7%	15.7%	-400 bps

Diluted EPS	$6.54	$8.50	-23.1%

[1]  Financial results are presented on an adjusted basis and are non-GAAP financial measures. Adjusted results remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interest. Net income and diluted EPS have been adjusted for amortization of acquisition-related intangible assets, restructuring and charge and severance provisions, support costs for Scene+ loyalty program, consolidation of real estate and contract termination costs, impairment of non-financial assets, divestitures and wind-down of operations and the Canada recovery dividend. Please refer to pages 20 (for total revenue, NIAT and diluted EPS) and 25 (for ROE) of the 2023 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results. The 2023 annual report is available on SEDAR+ at www.sedarplus.ca and on Scotiabank’s website at https://www.scotiabank.com/ca/en/about/investors-shareholders/annual-reports.html.

The table below summarizes the President and CEO’s accomplishments relative to key performance objectives established at the beginning of the fiscal year.

Strategic deliverables	Results

Drive shareholder value	Strong balance sheet, capital and liquidity ratios supported by a prudent risk management culture

Lead a comprehensive strategic review and refresh	Mobilized the bank’s leadership team in the co-creation of a comprehensive plan to drive sustainable and profitable growth, delivered at Investor Day

Mobilize leaders across the organization around the refreshed strategy and enable an inclusive, high-performing culture

Reviewed the organizational structure and operating model

Evolved management oversight model and strengthened the leadership bench

Actively enabled and championed the bank’s position on diversity, equity and inclusion

Drive exceptional customer experience and deepen customer relationships	Increased emphasis on client primacy as part of the strategic refresh Evaluated opportunities to accelerate client experience through advancements in digital, analytics and technology

Demonstrate responsibility towards our communities	Maintained our commitment to being an ESG leader in the communities where we operate

Management proxy circular	97

President and CEO compensation

The board sets the President and CEO’s target and compensation mix based on the following – the target and actual compensation of peer bank CEOs, the size and geographic breadth and complexity of the business, performance and experience in the role, and the bank’s overall performance under the leadership of Mr. Thomson and Mr. Porter, respectively. At year end, CEO performance is assessed based on all-bank results as measured against the three corporate performance metrics included in the BPF, and on the achievement of key strategic and operational goals. The committee determines the compensation of the President and CEO taking into account the broader context of the bank’s performance, the shareholder experience and the external regulatory and economic environment.

Mr. Thomson’s annualized target compensation was set by the board at $9.5 million, composed of a base salary of $1 million and a total variable compensation target of $8.5 million. Mr. Porter’s annualized target compensation for 2023 was unchanged from 2022 at $11.75 million, comprised of $1.3 million in base salary and $10.45 million in variable compensation.

When determining the compensation for Mr. Thomson, the board reflected on his leadership and performance during a complex year of transition for the bank, and his role in the development and execution of Scotiabank’s refreshed strategy, The New Way Forward. Under Mr. Thomson’s leadership, Scotiabank has successfully laid the groundwork necessary to execute our vision to deliver profitable and sustainable growth. Mr. Thomson also successfully oversaw the transition of several new members onto Scotiabank’s executive leadership team, who bring a wealth of experience and new perspectives to our bank.

The bank’s BPF of 84 was determined by the committee to reflect a fair and accurate assessment of the bank’s overall performance, as well as the performance of its business lines and functions.

Based on the considerations outlined above, the board applied an individual performance factor of 100 and total direct compensation of $7.7 million for Mr. Thomson, pro-rated for fiscal 2023 from his December 1, 2022 start date as President, which is approximately 11.5% below his pro-rated target. As previously disclosed, no other compensation was provided to Mr. Thomson in relation to compensation foregone from his former employer. For Mr. Porter, the board approved total direct compensation of $2.9 million, pro-rated based on his retirement date, which was aligned to his pro-rated target for 2023.

	2023 Actual Compensation[1]

	Mr. Thomson	Mr. Porter	[2]
Base salary	$917,808	$327,671
Total variable compensation	$6,790,000	$2,612,500
Cash	$1,697,500	$653,125
Deferred[3]	$5,092,500	$1,959,375
Total direct compensation	$7,707,808	$2,940,171

[1]  Mr. Thomson’s awarded compensation was based on his start date as President on December 1, 2022. Mr. Porter’s compensation was pro-rated based on his retirement date as CEO of January 31, 2023.

[2]  As previously disclosed, in recognition of the support to the CEO transition that Mr. Porter provided to Mr. Thomson after Mr. Porter retired and during his role as strategic advisor from February 1, 2023 to April 30, 2023, Mr. Porter also received $1,500,000 as a lump sum cash award at the end of April 2023. See summary compensation table on pages 105 and 106 for additional details.

[3]  Awarded 80% in PSUs and 20% in stock options.

98	Scotiabank

Share ownership (as at October 31, 2023)

Values are based on $56.15, the closing price of our common shares on the TSX on October 31, 2023.

	Common Shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
Mr. Thomson	$3,005,990	$1,680,408	$0	$4,686,398	5x	on track[1]
Mr. Porter	$8,231,253	$0	$15,355,056	$23,586,309	18x	yes

[1]	As a newly-hired executive, Mr. Thomson has five years to meet his CEO level share ownership requirement of 8x his base salary.

President and CEO compensation awarded vs. realized and realizable pay

The table below compares the compensation awarded to the President and CEO over the past five years and the value realized or realizable as at December 31, 2023, where 2019 to 2022 represent Mr. Porter’s compensation awarded and 2023 represents Mr. Thomson’s compensation awarded.

We also compare the compensation values to the value earned by shareholders, indexed to $100 to show a meaningful comparison.

Overall, the value shareholders received over the last five years has exceeded the President and CEO’s realized and realizable compensation. The realized and realizable value includes salary and cash incentive awards, the value at vesting of share units granted and the current value of units that are outstanding, the value of stock options exercised during the period and the value of outstanding stock options that are in-the-money. The values in this table can vary significantly from year to year based on changes in share price, when the awards vest and when stock options are exercised.

President and CEO compensation awarded vs. realized and realizable pay from 2019 to 2023

The realized and realizable pay analysis shows that the bank’s compensation program has performed as intended, reinforcing accountability by clearly aligning compensation with individual and bank performance. The compensation realized and realizable at each year end over the past five years fluctuates with Scotiabank’s share performance, as the majority of the President and CEO’s direct compensation is deferred and at risk.

	CEO	Compensation awarded[1] ($ Millions)	Realized Pay[2] ($ millions)	Realizable Pay[3] ($ millions) as at December 31, 2023	Compensation realized and realizable ($ millions)		Value of $100
						Period	CEO[4]	Shareholder[5]

2019	Porter	10.6	9.1	–	9.1	Oct 31, 2018 to Dec 31, 2023	86	120

2020	Porter	9.9	8.9	–	8.9	Oct 31, 2019 to Dec 31, 2023	90	107

2021	Porter	11.4	3.8	5.3	9.1	Oct 31, 2020 to Dec 31, 2023	80	137

2022	Porter	11.4	3.8	6.1	9.9	Oct 31, 2021 to Dec 31, 2023	87	89

2023	Thomson	7.7	2.6	5.2	7.8	Oct 31, 2022 to Dec 31, 2023	101	104

						Average	89	111

[1]	Compensation awarded includes salary received during the year and variable compensation awarded at year-end for performance during the year.
[2]	Realized pay includes salary, cash incentive, payout of share units granted during the period, and the value of options both granted and exercised during the period.
[3]	Realizable pay includes the current value of unvested units granted during the period and the in-the-money value of options outstanding.
[4]

The compensation realized or realizable for each $100 awarded in total direct compensation during the fiscal year indicated. 2023 represents Mr. Thomson’s compensation, and 2019 to 2022 represent Mr. Porter’s compensation.

[5]	The cumulative value of $100 invested in Scotiabank common shares on the first trading day of the period indicated, assuming reinvestment of dividends.

Management proxy circular	99

RAJAGOPAL VISWANATHAN, GROUP HEAD AND CHIEF FINANCIAL OFFICER

Rajagopal Viswanathan Oakville, Ontario, Canada

Rajagopal (Raj) Viswanathan was appointed Group Head and Chief Financial Officer on December 1, 2019. In this role, Mr. Viswanathan leads the Finance Department, including investor relations, strategic transactions and review, global taxation, economics, global procurement and group treasury functions, as well as enterprise strategy.

Mr. Viswanathan joined Scotiabank in 2002 and has held progressively senior positions in internal audit and finance since that time. In 2018, he was appointed Executive Vice President and Chief Financial Officer, establishing key processes for planning and analysis to support business decisions, and leading opportunities to enhance shareholder returns. Prior to this role, Mr. Viswanathan was Senior Vice President and Chief Accountant, responsible for overseeing the chief accountant’s group which includes responsibilities for capital management, accounting policies and procedures, and financial analysis and reporting. Mr. Viswanathan also led the bank’s multi-year finance transformation project.

2023 Performance

Scotiabank continued to deliver against its strategic objectives this year under Mr. Viswanathan’s leadership in the following notable ways.

Strategic deliverables	Results

Reinforce strategic direction and positive momentum	Supported the CEO and delivered sound advice on development of the strategic refresh Identified innovative opportunities to deliver productivity and sustained value

Deliver key strategic initiatives to support overall bank financial performance

Significantly improved liquidity metrics, through treasury actions and incenting business trade-offs to grow deposits

Played a critical leadership role to pursue initiatives for the accretion of capital to absorb impact of Basel III reform while maintaining strong capital ratios

Provided accurate and meaningful views through improved forecasting accuracy

Cultivate a robust controls & governance environment	Reinforced controls and governance mindset Took steps to improve economic forecasting accuracy, client contact and productivity

Provide effective leadership to build strong risk culture and employee engagement	Maintained strong risk culture and high employee engagement

2023 Compensation

	2023	2022
Base salary	$650,000	$583,562
Total variable compensation	$2,820,000	$2,945,000
Cash	$846,000	$883,500
Deferred[1]	$1,974,000	$2,061,500
Total direct compensation	$3,470,000	$3,528,562

[1] Awarded 80% in PSUs and 20% in stock options.
Salary for 2023
Effective November 1, 2022, Mr. Viswanathan’s salary was increased to $650,000.
Total variable compensation
Mr. Viswanathan’s 2023 total direct compensation target has been set in recognition of his execution of the role and positioning relative to peers. Mr. Viswanathan’s actual total direct compensation has been determined recognizing his leadership and performance against strategic deliverables, while considering the overall performance of the bank. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2023)

Values are based on $56.15, the closing price of our common shares on the TSX on October 31, 2023.

Common shares	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement

$1,711,689	$4,150,275	$5,861,964	9x	yes

100	Scotiabank

JAKE LAWRENCE, CEO AND GROUP HEAD, GLOBAL BANKING AND MARKETS

Jake Lawrence Toronto, Ontario, Canada

Jake Lawrence was appointed CEO and Group Head, Global Banking and Markets on January 1, 2021. In this role, Mr. Lawrence is responsible for overall leadership of the Global Banking and Markets business line and strategy, focused on building alignment across product groups and priority markets to best serve our clients throughout our global footprint.

Mr. Lawrence joined Scotiabank in 2002 and has held progressively senior roles in the finance, group treasury and Global Banking and Markets teams. He was previously Co-Group Head, Global Banking and Markets starting in 2018 and prior to that was Executive Vice President and Head of Global Banking and Markets in the U.S. Prior to moving into Global Banking and Markets, Mr. Lawrence served as Senior Vice President and Deputy Treasurer, responsible for Scotiabank’s wholesale funding activities, including securitization and regulatory capital, as well as liquidity management. Mr. Lawrence also served as Senior Vice President, Investor Relations for the bank.

2023 Performance

Global Banking and Markets reported net income attributable to equity holders[1] of $1,768 million, a decrease of $143 million or approximately 7%. This decline was due to higher non-interest expenses, higher provision for credit losses, and lower net interest income, partly offset by higher non-interest income and the positive impact of foreign currency translation. ROE1 was 12.2% compared to 14.3% last year.

The adjusted financial results of Global Banking and Markets are presented below:

	2023[1]	2022[1]	Change

Total revenue	$5,552 million	$5,172 million	7.3%

Net income attributable to equity holders	$1,768 million	$1,911 million	-7.5%

ROE	12.2%	14.3%	-210 bps

[1]  Financial results are presented on an adjusted basis and are non-GAAP financial measures. Please refer to pages 41 (for total revenue and net income attributable to equity holders of the Global Banking and Markets business) and 25 (for ROE of the Global Banking and Markets business) of the 2023 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

The table below summarizes Mr. Lawrence’s results relative to key performance objectives established for 2023:

Strategic deliverables	Results

Reinforce strategic direction and positive momentum	Partnered to develop all-bank strategy and execution roadmap Delivered on Global Banking and Markets productivity initiatives

Deliver solid financial results

Launched innovative initiatives to grow franchise

Drove strong growth in corporate client revenue

Led proactive balance sheet management, optimization of cost base, and evolving resource governance to proactively manage capital allocation

Continue to maintain and expand top-tier local and cross-border business	Maintained top rankings across markets Advanced execution of US growth strategy

Enable a diverse, inclusive, and high-performing team	Continued focus on robust diversity, equity, and inclusion strategy

2023 Compensation

	2023	2022
Base salary	$700,000	$600,000
Total variable compensation	$6,560,000	$7,250,000
Cash	$1,968,000	$2,175,000
Deferred[1,2]	$4,592,000	$5,075,000
Total direct compensation	$7,260,000	$7,850,000

[1]  Awarded 80% in PSUs and 20% in stock options.

[2]  In 2022, Mr. Lawrence also received a one-time retention RSU award of $1,500,000; see the summary compensation table on pages 105 and 106 for additional details. For more information about the RSU plan, please refer to page 118.

Salary for 2023
Effective November 1, 2022, Mr. Lawrence’s salary was increased to $700,000.
Total variable compensation
Mr. Lawrence’s 2023 total direct compensation target has been set in recognition of his execution of the role and positioning relative to peers. Mr. Lawrence’s actual total direct compensation has been determined considering strong individual performance, the financial results of Global Banking and Markets, the overall performance of the bank, and the pivotal value-add leadership role he played for both GBM and the overall bank during a year of transition.

Share ownership (as at October 31, 2023)

Values are based on $56.15, the closing price of our common shares on the TSX on October 31, 2023.

Common shares	PSUs	RSUs	Total value	As a multiple of cash compensation	Meets share ownership requirement

$412,922	$8,240,487	$1,305,064	$9,958,473	4x	yes

Management proxy circular	101

FRANCISCO ARISTEGUIETA, GROUP HEAD, INTERNATIONAL BANKING

Francisco Aristeguieta Miami, Florida, USA

Mr. Aristeguieta was hired as Strategic Advisor to the CEO on April 10, 2023, and became Group Head, International Banking on May 1, 2023. A seasoned transformational leader, Mr. Aristeguieta has more than 30 years of international banking experience with major global financial services organizations, leading country operations and overseeing business lines that stretch across Latin America and other international markets. Most recently, Mr. Aristeguieta was responsible for the strategic repositioning of the global Asset Servicing business of a major financial institution with operations in the U.S., Europe, Asia, the Middle East and Latin America.

As the Group Head with executive responsibility for International Banking, Mr. Aristeguieta oversees all of International Banking’s personal, small business and commercial banking operations globally outside of Canada.

2023 Performance

Adjusted net income attributable to equity holders[1] was $2,516 million, an increase of $70 million. The increase was due largely to higher net interest income and non-interest income, partly offset by higher non-interest expenses, provision for credit losses, and provision for income taxes. Adjusted ROE1 was 13.3% compared to 13.0% in the prior year.

The adjusted financial results of International Banking are presented below:

	2023[1]	2022[1]	Change

Total revenue	$11,098 million	$9,727 million	14.1%

Net income attributable to equity holders	$2,516 million	$2,446 million	2.9%

ROE	13.3%	13.0%	30 bps

[1]  Financial results are presented on an adjusted basis and are non-GAAP financial measures. Please refer to pages 41 (for total revenue and net income attributable to equity holders of the International Banking business) and 25 (for ROE of the International Banking business) of the 2023 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

The table below summarizes Mr. Aristeguieta’s results relative to key performance objectives established for 2023:

Strategic deliverables	Results

Reinforce strategic direction and positive momentum	Partnered to deliver the all-bank strategic refresh, driving the assessment and shift in International Banking

Drive financial performance in International Banking	Improved financial performance across revenue, pre-tax pre-provision earnings, NIAT, and risk-weighted assets

Be the most trusted bank wherever we operate	Increased digital sales and self-serve transactions Maintained position relative to peers in line with or better than improvement of the market

Maintain strong risk culture and build high performing teams	Sustained strong employee engagement, risk management and controls

2023 Compensation

2023[1,2]
Base salary	$454,426
Total variable compensation	$3,772,182
Cash	$1,131,655
Deferred[3,4]	$2,640,527
Total direct compensation	$4,226,608

[1]  Mr. Aristeguieta’s awarded compensation was based on his start date as Strategic Advisor on April 10, 2023.

[2]  Mr. Aristeguieta is paid entirely in U.S. dollars. His compensation has been converted to Canadian dollars for disclosure purposes. See summary compensation table on pages 105 and 106 for additional details.

[3]  As an executive based outside of Canada, Mr. Aristeguieta receives 100% of his annual deferred compensation as PSUs.

[4]  Mr. Aristeguieta also received a sign-on RSU award of US$2,000,000. See summary compensation table on pages 105 and 106 for additional details. For more information about the RSU plan, please refer to page 118.

Salary for 2023
Effective April 10, 2023, Mr. Aristeguieta was hired as Strategic Advisor, and his salary was US$600,000 for fiscal 2023.
Total variable compensation
Mr. Aristeguieta’s total direct compensation target has been set in recognition of his prior experience and the knowledge he brings to the role, and relative to peers. Mr. Aristeguieta’s actual 2023 total direct compensation has been determined in recognition of the strong individual performance that he has demonstrated since joining the bank and the financial results of International Banking since his appointment as Group Head.

Share ownership (as at October 31, 2023)

Values are based on $56.15, the closing price of our common shares on the TSX on October 31, 2023.

RSUs	Total value	As a multiple of base salary	Meets share ownership requirement

$2,361,122	$2,361,122	3x	on track[1]
[1]	As a newly-hired executive, Mr. Aristeguieta has five years to meet his Group Head level share ownership requirement of 5x his base salary.

102	Scotiabank

DAN REES, FORMER GROUP HEAD, CANADIAN BANKING

Dan Rees Toronto, Ontario, Canada

Dan Rees was appointed Group Head, Canadian Banking in June 2019. In this role, Mr. Rees led the Personal and Commercial Banking and Insurance businesses in Canada. Mr. Rees left Scotiabank after the end of fiscal 2023.

Mr. Rees first joined Scotiabank in 2000 and has held a number of increasingly senior roles in Canadian Banking, Wealth Management, Global Banking and Markets, Global Risk Management and International Banking.

2023 Performance

Adjusted net income attributable to equity holders[1] was $4,022 million, a decrease of $757 million or 16%. The decrease was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenues driven by volume growth and margin expansion. Adjusted ROE1 was 21.3% compared to 26.4% in the prior year.

The adjusted financial results of Canadian Banking are presented below:

		2023[1]	2022[1]	Change
	Total revenue	$12,843 million	$12,030 million	6.8%
	Net income attributable to equity holders	$4,022 million	$4,779 million	-15.8%
	ROE	21.3%	26.4%	-510 bps

[1]  Financial results are presented on an adjusted basis and are non-GAAP financial measures. Please refer to pages 41 (for total revenue and net income attributable to equity holders of the Canadian Banking business) and 25 (for ROE of the Canadian Banking business) of the 2023 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

The table below summarizes Mr. Rees’ results relative to key performance objectives established for 2023:

Strategic deliverables	Results

Reinforce strategic direction and positive momentum	Partnered to support the all-bank strategic refresh Exceeded internal target for capital deployed for climate-related finance

Deliver strategic priorities to drive business performance

Accelerated deposit growth across retail, commercial and Tangerine Bank, growing Canadian Banking deposits by 10%, and in excess of industry average

Delivered solid results and grew customer base through Scene+, with the program now reaching over 14 million members

Make it easy to do business with us	Grew key strategic partnerships Improved primary customer NPS positioning relative to the market

Maintain a winning culture and high performing team	Sustained high employee engagement Continued to promote a culture of diversity and inclusion

2023 Compensation

	2023	2022
Base salary	$700,000	$600,000
Total variable compensation	$4,080,000	$4,900,000
Cash	$1,224,000	$1,470,000
Deferred[1,2]	$2,856,000	$3,430,000
Total direct compensation	$4,780,000	$5,500,000

[1]  Awarded 80% in PSUs and 20% in stock options.

[2]  In 2022, Mr. Rees also received a one-time retention RSU award of $1,500,000; see the summary compensation table on pages 105 and 106 for additional details. For more information about the RSU plan, please refer to page 118.

Salary for 2023
Effective November 1, 2022, Mr. Rees’ salary was increased to $700,000.

Total variable compensation

Mr. Rees’ 2023 total direct compensation target has been set in recognition of his execution of the role and positioning relative to peers. Mr. Rees’ actual total direct compensation has been determined considering his individual performance, the overall performance of the bank and the financial results of Canadian Banking.

Share ownership (as at October 31, 2023)

Values are based on $56.15, the closing price of our common shares on the TSX on October 31, 2023.

Common shares	PSUs	RSUs	Total value	As a multiple of base salary	Meets share ownership requirement

$1,375,887	$6,022,472	$1,305,064	$8,703,423	12x	yes

Management proxy circular	103

Share performance and cost of management

SHARE PERFORMANCE

The graph compares our share performance to our performance comparator group, the Canadian stock market and total compensation awarded to our named executives for the past five years ending October 31, 2023 (the 2019 and 2023 figures include the total compensation for only the top five paid named executives for comparison purposes, although six named executives were disclosed in both fiscal years). The total compensation awarded to our named executives is generally aligned to the bank’s operating performance, as well as to shareholder and TSX composite returns.

For comparison purposes, TSR assumes:

•  $100 was invested in Scotiabank common shares on November 1, 2018 and dividends were reinvested over the five-year period

•  $100 was also invested for each company in our performance comparator group and dividends were also reinvested over the same period (the graph shows the peer group median)

•  $100 was invested in the S&P/TSX Composite Index on the same date and dividends were also reinvested.

Cost of Management (Total NEO Pay vs TSR)

Our performance comparator group includes Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, and National Bank.

Total compensation includes base salary, annual cash incentive and the grant value of RSUs, PSUs and stock option awards for the top five highest-paid named executives for the past five years (as disclosed in our circular for prior years).

TSR Index (2018= 100)	2018	2019	2020	2021	2022	2023
Scotiabank TSR	100	110	87	130	109	103
Peer Group Median TSR	100	104	97	149	135	126
S&P/TSX Composite TSR	100	113	111	154	146	147
Total compensation paid to our NEOs ($ millions)	33	35	29	32	39	33

COST OF MANAGEMENT

Cost of management is a measure we and other Canadian financial institutions use to show how corporate performance compares to compensation awarded to senior officers. We calculate the ratio by dividing total compensation awarded to our named executives by NIAT for each of the last five years, where:

•

total compensation includes salary, total variable compensation including the cash portion and the grant value of RSUs, PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other regular compensation as reported in the summary compensation table (the 2019 and 2023 figures include the total compensation for only the top five paid named executives for comparison purposes, although six named executives were disclosed in both fiscal years)

•	adjusted NIAT is as disclosed in the consolidated statement of income for each of the last five fiscal years.

The cost of management in 2023 was down from 2022 and on par with the average of the prior four years.

	Total compensation awarded to named executives ($ millions)	NIAT ($ millions)	Cost of management (%)
2023[1]	33.5	8,441	0.40%
2022[1]	39.2	10,749	0.36%
2021[1]	32.3	10,169	0.32%
2020[1]	29.4	6,961	0.42%
2019[1]	34.7	9,409	0.37%

[1]

2023 net income was adjusted for amortization of acquisition-related intangible assets and divestitures and wind-down of operations, restructuring and severance provisions, consolidation of real estate and contract termination costs, impairment of non-financial assets, support costs for the Scene+ loyalty program and the Canada recovery dividend (reported results: $7,528 million). Please refer to page 20 of the 2023 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. 2022 net income was adjusted for the impact of acquisition and divestiture-related costs, restructuring and other provisions, as well as support costs for the Scene+ loyalty program (reported results: $10,174 million). Please refer to page 18 of the 2022 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. 2021 net income was adjusted for the impact of restructuring and other provisions, as well as acquisition and divestiture-related costs (reported results: $9,955 million). Please refer to page 19 of the 2021 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. 2020 net income was adjusted for the impact of acquisition and divestiture-related costs (reported results: $6,853 million). Please refer to page 19 of the 2020 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. 2019 net income was adjusted for the impact of acquisition and divestiture-related costs (reported results: $8,798 million). Please refer to page 16 of the 2019 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. The bank’s annual reports are available on SEDAR+ at www.sedarplus.ca and on Scotiabank’s website at https://www.scotiabank.com/ca/en/about/investors-shareholders/annual-reports.html.

104	Scotiabank

2023 Executive compensation details

SUMMARY COMPENSATION TABLE

The table below shows the total compensation each NEO earned in the last three fiscal years. We report the share and option awards granted after the end of the fiscal year to reflect decisions made during the 2023 compensation review, rather than awards granted at the outset of fiscal 2023 from the 2022 compensation review. We do not offer long-term, non-equity incentive compensation to our NEOs.

Named executive	Year	Fiscal salary[6] ($)	Share awards[7] ($)	Option awards[8] ($)	Annual incentive plan[9] ($)	Pension value[10] ($)	All other compensation[11] ($)	Total compensation ($)

Scott Thomson	2023	917,808	4,074,000	1,018,500	1,697,500	516,000	1,156,994	9,380,802
President and Chief Executive Officer[1]

Rajagopal Viswanathan	2023	650,000	1,579,200	394,800	846,000	114,000	3,600	3,587,600
Group Head, Chief Financial Officer	2022	583,562	1,649,200	412,300	883,500	151,000	3,600	3,683,162
	2021	550,000	1,573,600	393,400	843,000	164,000	4,152	3,528,152

Jake Lawrence	2023	700,000	3,673,600	918,400	1,968,000	83,000	31,561	7,374,561
CEO and Group Head, Global Banking and Markets[2]	2022	600,000	5,560,000	1,015,000	2,175,000	134,000	33,233	9,517,233
	2021	600,000	3,444,000	861,000	1,845,000	158,000	45,306	6,953,306

Francisco Aristeguieta	2023	454,426	5,343,727	0	1,131,655	2,697	0	6,932,505
Group Head, International Banking[3]

Dan Rees	2023	700,000	2,284,800	571,200	1,224,000	88,000	3,600	4,871,600
Former Group Head, Canadian Banking[4]	2022	600,000	4,244,000	686,000	1,470,000	126,000	3,600	7,129,600
	2021	600,000	2,156,000	539,000	1,155,000	142,000	4,152	4,596,152

Brian Porter	2023	327,671	1,567,500	391,875	653,125	461,000	1,503,590	4,904,761
Former President and Chief Executive Officer[5]	2022	1,300,000	6,084,000	1,521,000	2,535,000	2,154,000	3,600	13,597,600
	2021	1,300,000	6,038,000	1,509,000	2,516,000	812,000	4,152	12,179,152

[1]	Mr. Thomson assumed the role of President on December 1, 2022 and became President and CEO on February 1, 2023. Compensation awarded for 2023 was based on his December 1, 2022 start date.

[2]	Mr. Lawrence was appointed CEO and Group Head, Global Banking and Markets effective January 1, 2021.

[3]

Mr. Aristeguieta was hired as Strategic Advisor to the CEO on April 10, 2023, and became Group Head, International Banking on May 1, 2023. Mr. Aristeguieta is paid entirely in U.S. dollars and his compensation awarded for 2023 was based on his start date.

[4]	Mr. Rees left Scotiabank after the end of fiscal 2023.

[5]	Mr. Porter retired effective January 31, 2023 and served as a Strategic Advisor to Mr. Thomson from February 1, 2023 to April 30, 2023. Compensation for 2023 was pro-rated based on retirement date.

[6]	Mr. Aristeguieta’s salary was converted to Canadian dollars using the 2023 fiscal year average exchange rate of: US$1.00 = C$1.3485.

[7]

For compensation purposes, we value PSU awards using the 20-trading day average closing price of our common shares at the time of grant to smooth out short-term aberrations in the share price. The accounting fair value is based on the closing price of our common shares on the TSX on the grant date. 100% of the payout value of the PSU award is based on performance criteria on vesting.

The accounting fair value of each 2023 PSU award was approximately 2% more than the compensation value shown in the summary compensation table, 1.9% more for 2022 and 2.5% more for 2021.

	Grant date	Grant date fair value	Accounting fair value

2023	December 1	$59.79	$61.00

2022	December 1	$68.85	$70.16

2021	December 2	$82.59	$84.65

Mr. Lawrence’s fiscal 2022 share awards included a PSU award of $4,060,000 based on his 2022 performance and an additional one-time RSU award of $1,500,000. The one-time RSU award vests in November 2024.

Mr. Aristeguieta’s fiscal 2023 share awards included a PSU award of US$1,946,000 based on his 2023 performance and an additional one-time RSU award of US$2,000,000, granted at time of hire. The one-time RSU award vested 50% in November 2023 and the remaining 50% will vest in November 2024. These amounts have been converted to Canadian dollars using the exchange rates as of the grant dates (US$1.00 = C$1.3569 for the PSU award and US$1.00 = C$1.3516 for the RSU award).

Mr. Rees’ fiscal 2022 share awards included a PSU award of $2,744,000 based on his 2022 performance and an additional one-time RSU award of $1,500,000. The one-time RSU award vests in November 2024.

[8]	We use the Black-Scholes model to value stock option awards.

The fair value of option awards granted in 2023 is based on a five-year average compensation fair value.

Compensation fair value is different than the accounting fair value disclosed in our financial statements and the following assumptions were used:

	Term	Share price volatility	Dividend yield	Risk- free rate

2023	10 years	19.11%	4.63%	4.12%

2022	10 years	18.61%	4.40%	3.19%

2021	10 years	18.38%	4.31%	1.69%

The assumptions used to calculate the accounting fair value of the 2023 option awards for NEOs are different in two ways:

•	we used an expected life of 7.23 years, instead of the full term of 10 years, in accordance with IFRS 2, Share-based Payment

•	we based volatility on historic and implied volatility and the current dividend yield

The accounting fair value of each 2023 stock option award was approximately 30% more than the compensation value shown in the summary compensation table, 2% more for 2022 and 15% less for 2021.

The table below shows the differences in the compensation and accounting fair values as a percentage of the grant price.

	Grant date	Grant price	Compensation fair value (as a % of the grant price)	Accounting fair value (as a % of the grant price)

2023	December 7	$59.99	9.8%	12.8%

2022	December 8	$68.58	9.7%	9.9%

2021	December 9	$85.46	10.3%	8.8%

Management proxy circular	105

[9]	Annual incentive plan is the annual cash incentive (non-equity incentive plan compensation) earned by the named executives.

Mr. Aristeguieta’s fiscal 2023 annual incentive plan award of US$834,000 was converted to Canadian dollars using the exchange rate as at time of payout of: US$1.00 = C$1.3569.

[10]	Pension value is the compensatory change described beginning on page 112.

For executives with DB arrangements (including all NEOs, with the exception of Mr. Thomson and Mr. Aristeguieta), compensatory changes are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. The most significant assumption is the discount rate used to determine the accrued obligation, which is set based on yields on high quality corporate bonds with matching durations. The remaining assumptions reflect our best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

The compensatory change amount fluctuates from year to year, even in cases where an executive accrues a flat pension amount, due to changes in market conditions. The increase in corporate bond yields, the discount rate used to measure the compensatory change, was 30 bps higher in fiscal 2023 than the prior year, leading to lower compensatory change amounts this year. For executives with DC arrangements (Mr. Thomson and Mr. Aristeguieta), the compensatory change amounts reflect (notional) employer contributions during the year.

Mr. Thomson is provided with a supplementary pension arrangement in the form of a notional DC plan in which he receives notional bank contributions of 18% of base salary and target cash variable pay. Notional investment returns are credited and linked to his returns in the DC component of the SPP, in which he also participates per the terms of that plan. Providing a CEO executive pension as a DC arrangement instead of a DB arrangement is an evolution from the typical CEO DB pension plan design provided by us in the past and by other Canadian banks currently; however, it is better aligned with global banking practices and CEOs outside the banking industry in Canada. Mr. Thomson’s executive pension arrangement costs are expected to be stable and comparatively lower than they would be under a DB pension plan.

Mr. Aristeguieta participates in the Scotiabank U.S. 401(k) DC plan. The pension value shown in the table above reflects a conversion rate of: US$1.00 = C$1.3485.

Mr. Porter is covered by an individual retirement agreement that went into effect when he became President and CEO. Upon retirement, he is receiving a total annual pension from all bank sources of $1,500,000.

[11]	All other compensation includes perquisites and other taxable benefits. Amounts totaling less than $50,000 and 10% of the salary of each named executive are not required to be disclosed.

Amounts in this column do not include dividend equivalents earned on PSU awards because dividends are factored into the fair value calculation at the time of grant.

Mr. Thomson’s all other compensation covered expenses for his relocation and transition to Toronto including transportation and related costs Mr. Thomson incurred prior to his family’s relocation.

The amounts shown for Mr. Viswanathan and Mr. Rees in all years are Scotiabank’s contribution to ESOP. Named executives participate in the plan on the same terms as our other employees. Employees can purchase our common shares and the bank contributes an additional 60% to the purchase up to specified limits.

In 2023, Mr. Lawrence’s all other compensation includes $3,600 for Scotiabank’s contribution to ESOP and $27,961 for expenses related to his travel to the United States. In 2022, Mr. Lawrence’s all other compensation includes $4,302 for Scotiabank’s contribution to ESOP and $28,931 for expenses related to his travel to the United States, and Mr. Lawrence’s all other compensation for 2021 includes $3,450 for Scotiabank’s contribution to ESOP and $41,856 for expenses related to his travel expenses. Amounts related to travel were paid in US dollars and converted to Canadian dollars using the fiscal year average exchange rate of: US$1.00 = C$1.3485 for 2023, US$1.00 = C$1.2872 for 2022, and US$1.00 = C$1.2572 for 2021.

In 2023, Mr. Porter’s all other compensation includes $3,590 for Scotiabank’s contribution to ESOP and, as previously disclosed, a one-time cash payment of $1,500,000 for his role as Strategic Advisor to the current President and CEO from February 1, 2023 until April 30, 2023.

106	Scotiabank

INCENTIVE PLAN AWARDS

Outstanding share and option awards

The table below includes awards granted previously as at October 31, 2023:

•

the value of unexercised in-the-money options equals the closing price of our common shares on October 31, 2023 ($56.15) minus the exercise price of the option awards, multiplied by the number of outstanding options

•

the value of unvested PSU awards on October 31, 2023 equals the closing price of our common shares on October 31, 2023 ($56.15) multiplied by the number of units outstanding. This table values the PSUs using performance at target (factor of 100), however, the number of PSUs that may vest can range from 0 to 125 of target. The 2020 PSUs vested on November 30, 2023 and details on the valuation and performance factors for these awards are set out on pages 95 to 96

•	the value of unvested DSU and RSU awards on October 31, 2023 equals the closing price of our common shares on October 31, 2023 ($56.15) multiplied by the number of units outstanding.

Outstanding share and option awards as at October 31, 2023

	Option-based awards					Share-based awards
	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Grant date	Plan	Number of share units that have not vested (#)	Market value of awards that have not vested ($)	Number of DSUs outstanding (all of these DSUs have vested)	Market or payout value of vested share unit awards not paid out or distributed[1]
Scott Thomson						01/12/22	DSU			29,588	1,661,366
						27/01/23	DSU			340	19,091
Total		–			–			–	–	29,928	1,680,457
Rajagopal Viswanathan	09/12/13	3,432	63.98	09/12/23	–
	08/12/14	5,488	68.32	08/12/24	–
	03/12/15	6,252	60.67	03/12/25	–
	01/12/16	5,496	74.14	01/12/26	–
	07/12/17	4,956	81.81	07/12/27	–
	06/12/18	10,248	72.28	06/12/28	–
	05/12/19	28,410	74.34	05/12/29	–
	10/12/20	46,628	68.36	10/12/30	–	03/12/20	PSU	26,949	1,513,186
	09/12/21	44,692	85.46	09/12/31	–	02/12/21	PSU	21,411	1,202,228
	08/12/22	61,978	68.58	08/12/32	–	01/12/22	PSU	25,554	1,434,857
Total		217,580			–			73,914	4,150,271	–	–
Jake Lawrence	09/12/13	2,592	63.98	09/12/23	–
	03/12/15	5,684	60.67	03/12/25	–
	01/12/16	6,792	74.14	01/12/26	–
	07/12/17	8,268	81.81	07/12/27	–
	06/12/18	20,188	72.28	06/12/28	–
	05/12/19	39,926	74.34	05/12/29	–	03/12/20	PSU	36,989	2,076,932
	10/12/20	64,000	68.36	10/12/30	–	02/12/21	PSU	46,860	2,631,189
	09/12/21	97,814	85.46	09/12/31	–	01/12/22	PSU	62,910	3,532,397
	08/12/22	152,580	68.58	08/12/32	–	01/12/22	RSU	23,242	1,305,038
Total		397,844			–			170,001	9,545,556	–	–
Francisco Aristeguieta
						10/04/23	RSU	42,050	2,361,108
Total		–			–			42,050	2,361,108	–	–
Dan Rees	09/12/13	8,576	63.98	09/12/23	–
	08/12/14	8,348	68.32	08/12/24	–
	03/12/15	9,094	60.67	03/12/25	–
	01/12/16	12,158	74.14	01/12/26	–
	07/12/17	12,802	81.81	07/12/27	–
	06/12/18	24,186	72.28	06/12/28	–
	05/12/19	47,910	74.34	05/12/29	–	03/12/20	PSU	35,403	1,987,878
	10/12/20	61,256	68.36	10/12/30	–	02/12/21	PSU	29,335	1,647,160
	09/12/21	61,234	85.46	09/12/31	–	01/12/22	PSU	42,518	2,387,386
	08/12/22	103,122	68.58	08/12/32	–	01/12/22	RSU	23,242	1,305,038
Total		348,686			–			130,498	7,327,463	–	–
Brian Porter	01/12/16	139,876	74.14	01/12/26	–
	07/12/17	119,756	81.81	07/12/27	–
	06/12/18	153,724	72.28	06/12/28	–
	05/12/19	150,314	74.34	05/12/29	–
	10/12/20	167,836	68.36	10/12/30	–	03/12/20	PSU	97,038	5,448,684
	09/12/21	171,430	85.46	09/12/31	–	02/12/21	PSU	82,155	4,613,003
	08/12/22	228,644	68.58	08/12/32	–	01/12/22	PSU	94,271	5,293,317
Total		1,131,580			–			273,464	15,355,004	–	–

[1]	Mr. Thomson was a former member of Scotiabank’s Board of Directors. All of Mr. Thomson’s DDSUs were converted to DSUs upon his appointment as President and CEO.

Management proxy circular	107

Voluntary deferral of annual cash awards – taking DSUs instead of cash

Senior vice presidents and above can defer some or all of their annual cash awards by electing to receive DSUs, which is an additional way to align their interests with those of our shareholders. Executives must hold their DSUs until they leave the bank.

How it works:

•  executives who want to receive their annual cash incentive award in DSUs must make this decision before the fiscal year begins

•  when the annual cash incentive award is determined at the end of the fiscal year, we convert the award to DSUs using the price of our common shares on the TSX on the first trading day of the fiscal year. This means the executive can lose or benefit, depending on how our shares perform over the fiscal year

•  DSUs earn additional units as dividend equivalents at the same rate as dividends paid on our common shares

•  executives must redeem the DSUs by the end of the calendar year following the year they leave the bank.

Executives who decided to receive their 2024 annual cash incentive award as DSUs will have their award converted to DSUs in December 2024 using $56.50, our closing share price on the TSX on November 1, 2023.

How our shares
performed in 2023

Our share price when executives chose to receive their 2023 award in DSUs was $65.99 (on November 1, 2022, the first trading day of fiscal 2023).

Our share price was $62.99 on December 19, 2023, when we converted the award to DSUs – a 5% decrease in value.

Value vested or earned during the fiscal year

The table below shows the following for each named executive:

•	the total value that would have been realized on vesting of stock options during fiscal 2023 if the options had been exercised on the vesting date
•	the value of share awards received on vesting during fiscal 2023
•	the annual cash incentive compensation awards earned for 2023.

Name	Option-based awards – Value vested during the year[1]	Share-based awards – Value vested during the year	Annual incentive compensation – Value vested during the year

Scott Thomson	N/A	N/A	$1,697,000

Rajagopal Viswanathan	$0	$1,032,856	$846,000

Jake Lawrence	$0	$1,451,476	$1,968,000

Francisco Aristeguieta	N/A	N/A	$1,131,655

Dan Rees	$0	$1,741,771	$1,224,000

Brian Porter	$0	$6,910,592	$653,125
[1]	Scott Thomson and Francisco Aristeguieta do not have any historical option- or share-based awards. Option-based awards for all other NEOs were underwater as of the vesting dates.

Option-based awards include the total value of stock options that vested during fiscal 2023 including 50% of the options granted on December 7, 2017 and December 6, 2018. The value equals the number of options that vested times the difference between the option exercise price and the closing share price on the vesting date.

Grant date	Exercise price	Vesting date	Closing share price on vesting date

December 6, 2018	$ 72.28	December 6, 2022	$ 68.34

December 5, 2019	$ 74.34	December 5, 2022	$ 67.95

Share-based awards include the value of PSUs that vested during fiscal 2023 and include dividend equivalents. Their realized value on vesting equals the number of units vested times the performance factor times the vesting price (the average closing price of our common shares on the TSX for the 20 trading days prior to the vesting date).

Vesting date	Performance factor	Vesting price
November 30, 2022	92%[1]	$68.85
[1]	See pages 96 and 97 of our 2023 management proxy circular for information on how we calculated the performance factor.

Options exercised during fiscal 2023

Name	Grant date	Number of options	Exercise price	Realized value

Rajagopal Viswanathan	December 10, 2012	3,288	$55.63	$47,775
	December 9, 2013	3,712	$63.98	$5,420

Dan Rees	December 10, 2012	9,244	$55.63	$132,836

108	Scotiabank

Securities authorized for issuance under equity compensation plans as at October 31, 2023

Shareholders must approve our stock option plan.

As at October 31, 2023	Securities to be issued upon exercise					Securities remaining for future issuance under equity compensation plans			Securities to be issued upon exercise plus available for issuance

Equity compensation plans[1]	#		% of outstanding common shares	Weighted average price		#		% of outstanding common shares	#	% of outstanding common shares

Stock Option Plan	11,557,680	[2]	0.97%	$72.74	[3]	12,299,079	[4]	1.03%	23,856,759	1.99%

[1]

DundeeWealth Stock Option Plan, previously listed in this table, is no longer an active plan and no stock options will be issued under this stock option plan, and it has been excluded for this year’s disclosure. For further details or historical information regarding this plan, please refer to our prior year disclosures.

[2]	13,449,951 as at February 7, 2024
[3]	$70.66 as at February 7, 2024
[4]	10,348,766 as at February 7, 2024

See Note 26 to our 2023 consolidated financial statements for more information.

Burn rate, dilution and overhang

Shareholders approve the number of shares that can be issued under the stock option plan, which is less than 10% of our outstanding common shares. In April 2011 and April 2022, shareholders approved an increase of 15 million and 12 million common shares available for issuance under the stock option plan, respectively.

The table below shows the key details about our stock option plan.

	2023	2022		2021
Burn rate
Total number of options granted in a fiscal year, divided by weighted average number of common shares outstanding	0.21%	0.14%		0.15%
Dilution
Total number of options outstanding divided by weighted average number of common shares outstanding	1.0%	0.8%		0.9%
Overhang
Total number of options available for issue plus options outstanding, divided by weighted average number of common shares outstanding	2.1%	2.0%	[1]	1.2%
[1]	2022 Overhang has been updated to reflect additional options available for issuance that were inadvertently missed from the calculation for last year’s disclosure.

Stock option plan

We do not have significant share dilution; as of October 31, 2023, we have issued 2 million shares related to equity-based compensation. Effective November 29, 2016, the bank discontinued the issuance of shares from treasury for dividend and share purchase plans.

Other features of the plan:

•	we have insider participation limits
•	our general loan policies and customer rates apply to employees who borrow to buy common shares for option exercises
•	we grant stand-alone stock appreciation rights (SARs) in select countries outside of Canada, where local laws may restrict the issuance of shares.

Amendments to the plan in 2021 and 2022

On November 30, 2021, the board approved amendments to the stock option plan to:

•

reflect recent employment law developments regarding the requirement of equity-based incentive plans to clearly outline the definition of active employment as it relates to eligibility for grants of options and SARs, as well as the expiry timeline applicable to the exercise of options or SARs

•	clearly reflect that only stand-alone SARs may be granted to eligible participants and to remove all remaining references to tandem SARs in the plan.

On November 30, 2021, the board also approved (i) an amendment to increase the number of shares issuable under the stock option plan and (ii) amendments to the amending provisions, both subject to acceptance by the TSX and the NYSE and shareholder approval, which was received on April 5, 2022. For the full text of the stock option plan, including the amendments approved by our shareholders, please visit https://www.scotiabank.com/ca/en/about/investors-shareholders/annual-reports.html under fiscal year 2021.

Management proxy circular	109

On November 29, 2022, the board approved further housekeeping amendments to the stock option plan to provide clarity on entitlements to vesting and exercising of stock option and stock appreciation rights (SAR) grants on a termination without cause and the related retirement eligibility.

Eligible participants

Individuals in senior vice president level roles or job classifications more senior than that of a senior vice president of the bank, its subsidiaries and affiliates, are eligible to be granted options and/or SARs under the stock option plan.

Limits

No one can be granted stock options to purchase more than 5% of our total number of issued and outstanding common shares on a non-diluted basis at any time.

No more than 10% of our total common shares outstanding can be issued to insiders for the exercise of options in any one-year period and issuable to insiders at any time – this limit applies to the stock option plan and any other security-based compensation arrangement.

Adjustments can be made to options or SARs in proportion to adjustments made to our common shares for certain events, like a subdivision, consolidation, reorganization, reclassification or other event that requires adjustments to be made.

On November 30, 2021, the board approved an amendment to increase the number of shares issuable under the stock option plan, subject acceptance by the TSX and the NYSE and shareholder approval, which was received on April 5, 2022.

Pricing

The purchase price for shares under each option granted is fixed at the time of grant at not less than the closing price of the shares on the TSX on the last date on which shares were traded on such exchange before the date the option was granted.

The base price of each SAR granted is fixed at the time of grant at not less than the closing price of the shares on the TSX on the last date on which shares were traded on such exchange before the date the SAR was granted. Each SAR granted under the stock option plan can be settled, following any applicable vesting period and prior to the specified expiry date, by our payment in cash of an amount equal to the excess of the market value of one share, at the settlement date, over the base price, subject to applicable tax and any other applicable withholdings, as required.

Terms

Each grant of options or SARs is subject to the terms and conditions of the stock option plan and may be subject to additional terms and conditions as we determine from time to time, including, without limiting the generality of the foregoing, terms and conditions such as a vesting period or periods of time during which all or part of the option or SAR is not exercisable or settleable, as applicable, events resulting in early expiry of the option or SAR, as applicable, and/or securities resale restrictions. The expiry date with respect to each option and SAR is limited to not being later than the tenth anniversary of the date of the grant.

Termination or Change of Control

In the event of the death of a stock option plan participant, each option and SAR immediately becomes fully vested and exercisable or settleable, as applicable, as of the participant’s Termination Date (as defined below) and is only exercisable or settleable, as applicable, by the participant’s legal representative or designated beneficiary, as the case may be, during a specified period following the Termination Date, which cannot exceed one year from the Termination Date.

In the event of the retirement of a participant, each option and SAR as of the participant’s Vesting End Date (as defined below) continues to vest and become exercisable or settleable, as applicable, in accordance with its terms and will only continue to vest and be exercisable or settleable, as applicable, during a specified period thereafter.

In the event that the employment of a participant is terminated without cause, unless we determine otherwise, any unvested portion of each option and SAR immediately expires, terminates and is forfeited on the Vesting End Date and any vested portion of the option or SAR only remains exercisable or settleable, as applicable, during a specified period after the Vesting End Date, which cannot exceed three months from the Vesting End Date.

In each of the foregoing cases, at the end of the applicable period the option or SAR, as applicable, expires and terminates and all unexercised or unsettled rights are forfeited, provided, however, that in no event will the option or SAR be exercisable or settleable, as applicable, after its expiry date.

In the event that the employment of a participant is terminated for cause, any unexercised option and unsettled SAR, both vested and unvested portions, immediately expire and terminate on the Termination Date and all unexercised or unsettled rights are forfeited, provided that, for greater certainty, in no event will the participant receive less than what is required by applicable minimum employment standards legislation.

110	Scotiabank

In the event that the employment of a participant is terminated as a result of the participant’s resignation, any unexercised option and unsettled SAR, both vested and unvested portions, immediately expire and terminate on the Termination Date and all unexercised or unsettled rights are forfeited, provided, however, that in no event will the option or SAR be exercisable or settleable, as applicable, after its expiry date.

In the event that the participant commences an approved leave of absence (as determined in accordance with our policies), options and SARs which are at that date fully vested and exercisable or settleable, as applicable, continue to be vested and exercisable or settleable, as applicable, in accordance with their terms during the duration of the leave. Any options or SARs or portion thereof that are unvested or unexercisable or unable to be settled at the commencement of such leave continue to vest and become exercisable or settleable, as applicable, in accordance with their terms during the duration of the leave.

If a change of control occurs and, within the period of two years immediately following such change of control, the employment of a participant is terminated for any reason other than dismissal for cause, all options or SARs held by such participant not vested or exercisable or settleable, as applicable, at the Termination Date, immediately and without notice to such participant, become fully vested and exercisable or settleable, as applicable.

For purposes of the stock option plan, “Termination Date” means, in respect of any participant: (a) the participant’s date of death; (b) in the case of the participant’s retirement from or termination of employment without cause, the later of: (i) the last day worked by the participant; and, (ii) the last day of the applicable statutory notice required under applicable minimum employment standards legislation, which shall not be extended by any period of common-law, reasonable, or contractual notice; (c) in the case of termination of the participant’s employment for cause, the date on which the participant is given written notice of termination; and (d) in the case of resignation, the last day worked by the participant. “Vesting End Date” means the later of (i) the participant’s Termination Date and (ii) the last day of the participant’s salary continuation period, if applicable.

Transferability and Assignability

Each option and SAR is non-assignable and non-transferable and, except in the case of the participant’s death or appointment of a legal representative for a participant who becomes incapable, is exercisable only by the participant. Each option and SAR and any rights thereunder are not transferable otherwise than by will and the laws of succession and shall not be subject to attachment, execution or other similar process; provided, however, that to the extent permitted by applicable law, with respect to any option or SAR, we may establish procedures pursuant to which the participant may designate a beneficiary.

Making changes

Shareholders must approve the following changes to the plan by a majority of votes cast by shareholders present or represented by proxy at a meeting:

•	an increase in the maximum number of shares that may be issued
•	a change from a fixed maximum number of shares that may be issued to a fixed maximum percentage of issued and outstanding shares
•	a reduction in the exercise price of outstanding options or a cancellation for the purpose of exchange for reissuance at a lower exercise price to the same person
•	an extension of an option expiry date
•	an expansion of the class of eligible recipients of options to include non-employee members of our board
•	an expansion of the transferability or assignability of options, other than to permitted assigns or for estate planning and estate settlement purposes
•	any amendments to the amendment provisions.

Other than the foregoing, the board can make changes to the plan without shareholder approval including, but not limited to:

•	changes of an administrative or housekeeping nature
•	terms, conditions mechanics, processes and procedures of granting stock options
•	changes to vesting, exercise or early expiry of options
•	amendments that are designed to comply with the law, tax or accounting provisions, or regulatory requirements.

On November 30, 2021, the board approved amendments to the amending provisions, subject to acceptance by the TSX and shareholder approval, which was received on April 5, 2022.

Management proxy circular	111

RETIREMENT BENEFITS

Scotiabank pension plan

Type of plan	Defined benefit, defined contribution
Participation	NEOs residing in Canada and our broader employee base in select countries
Terms

Scotiabank offers three different arrangements, each with a core benefit paid for by the bank and the opportunity to earn additional benefits from the bank if the employee contributes.

Employees hired before January 1, 2016 (Defined Benefit Arrangement):

Core Benefit:

•  members earn 1.5% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Contributory Benefit:

•  members contribute 4% of their base salary up to a maximum of $3,500 each calendar year and earn an annual pension equal to 2% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Employees hired on or after January 1, 2016 but before May 1, 2018 (Hybrid Defined Benefits and Defined Contribution Arrangement). None of the named executives participate in this plan.

Core Benefit:

•  members earn 1% of their highest five-year average base salary for each year of service in a defined benefit pension plan

Contributory Benefit:

•  members contribute 1-4% of their base salary each calendar year into a defined contribution account and the bank matches 100% of member contributions

Employees hired on or after May 1, 2018 (Defined Contribution Arrangement):

Core Benefit:

•  bank paid 5% contribution of a member’s base salary each calendar year into a defined contribution arrangement

Contributory Benefit:

•  members contribute 1-4% of their base salary each calendar year into a defined contribution account and the bank matches 100% of member contributions

Annual pension benefits and contributions are capped at the maximum pension limit under the Income Tax Act (Canada)

Pension benefits

•   the defined benefit retirement benefit is paid for life and if there is a surviving spouse, he or she receives 60% of the member’s pension for life

•   the defined contribution retirement benefit can be transferred to an approved retirement vehicle at the time of retirement

Eligibility	• full pension begins at age 65, the normal retirement age (age 63 if hired before 1983) • members can receive a reduced pension at age 55 (age 53 if hired before 1983)

United States – Retirement Plan for Employees of Scotiabank U.S. 401(k)

Type of plan	Defined contribution
Participation	NEOs residing in the United States
Terms

Scotiabank offers a 401(k) defined contribution plan, with a core benefit paid for by the bank and the opportunity to earn additional benefits from the bank if the employee contributes.

Core Benefit:

•  bank paid 4% contribution of a member’s base salary each calendar year into a 401(k) as a non-elective contribution, to a maximum of $4,000

Contributory Benefit:

•  members contribute 1-6% of their base salary each calendar year into a 401(k) and the bank matches 100% of member contributions up to the first 3% and 50% of member contributions on the next 3%

401(k) benefits	• 401(k) benefits can be transferred to an approved retirement vehicle at the time of retirement. 401(k) balances are subject to required minimum distributions at age 73

Supplemental retirement arrangements (Canada)

Supplemental retirement arrangements for the named executives (excluding Mr. Porter and Mr. Thomson) are covered by the Scotiabank Executive Pension Plan (SEPP), which is a non-registered supplemental arrangement.

Scotiabank Executive Pension Plan

The pension accrual under the SEPP is calculated substantially the same as under the SPP for employees hired before January 1, 2016, in the absence of income tax limits, except that incentive compensation is considered. For the named executives participating in the SEPP, the total retirement benefits are capped at 70% of the highest average five-year compensation. The total amount of eligible service recognized in the pension calculation is based on the date the member joined the SPP.

112	Scotiabank

In 2023, Mr. Porter retired and Mr. Thomson was appointed President and CEO. Mr. Porter is in receipt of a DB pension as described in the summary of benefits below. Mr. Thomson participates in a supplementary retirement arrangement in the form of a notional DC plan.

Summary of benefits

Scott Thomson	Mr. Thomson participates in a supplementary retirement arrangement in the form of a notional DC plan in which he receives notional bank contributions of 18% of base salary and target cash variable pay. Notional investment returns are credited and linked to his returns in the DC component of the SPP, in which he also participates per the terms of that plan.
Rajagopal Viswanathan Jake Lawrence Dan Rees	Mr. Viswanathan, Mr. Lawrence and Mr. Rees participate in the SEPP; all have a cap on both pension benefits and eligible compensation. Pension benefits are capped at $560,000 per year
Francisco Aristeguieta	Mr. Aristeguieta does not participate in a supplemental retirement arrangement
Brian Porter	Mr. Porter is covered by an individual retirement agreement that went into effect when he became President and CEO. Upon retirement, he is receiving a total annual pension from all bank sources of $1.5 million.

Defined benefit plan obligations

The table below shows the pension plan obligations for each applicable named executive as at October 31, 2023.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. The most significant assumption is the discount rate used to determine the accrued obligation for participants of the SEPP, which is set based on yields on high quality corporate bonds with matching durations. The remaining assumptions reflect our best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

Name	Number of years of credited service	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory change ($)	Non-compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65
Rajagopal Viswanathan	19.8	235,000	318,000	2,082,000	114,000	-1,000	2,195,000
Jake Lawrence	19.8	268,000	549,000	1,321,000	83,000	-40,000	1,364,000
Dan Rees	21.6	251,000	394,000	1,716,000	88,000	-26,000	1,778,000
Brian Porter	29.1	1,437,129	N/A	19,692,000	461,000	-532,000	19,621,000

Accrued obligation is the value of the projected pension benefits from all pension plans, earned for all service to date.

Compensatory change includes the annual service costs and other compensatory changes:

•	the annual service cost is the value of the projected pension benefits earned in 2023; and
•

other compensatory changes reflect the change in the accrued obligation attributable to the impact of the differences between actual earnings (salary and bonus) for the year, and those assumed in the previous years’ calculations, and the retroactive impact of any promotions or plan changes. We do not have arrangements that provide our named executives with additional years of service for purposes of the plan

•	the compensatory change amount fluctuates from year to year due to changes in market conditions.

Non-compensatory change is the change in the accrued obligation attributable to items that are not related to salary and bonus decisions and promotion, such as assumption changes, interest on the accrued obligation at the start of the year, any employee contributions, and all investment income, real or notional, credited during the fiscal year. The decrease in accrued obligation due to non-compensatory changes is primarily attributable to an increase in the discount rate assumption (from 5.4% at October 31, 2022 to 5.7% at October 31, 2023).

The estimated accrued obligation values are calculated each year by our independent actuaries, based on the same method and assumptions used to determine year end pension plan obligations for our pension plans as disclosed in Note 28 to the 2022 and 2023 consolidated financial statements.

Defined contribution plan obligations

Name	Accumulated value at start of year ($)	Compensatory change ($)	Non-Compensatory change ($)	Accumulated value at year end ($)
Scott Thomson	0	516,000	-3,000	513,000
Francisco Aristeguieta[1]	0	2,697	0	2,697
[1]	Mr. Aristeguieta participates in the Scotiabank U.S. 401(k) DC plan. The disclosed amounts reflect a conversion rate of: US$1.00 = C$1.3485.

Management proxy circular	113

Accumulated value is the value of the named executive officer’s DC account balance. For Mr. Thomson, the amounts shown above include his notional DC plan.

Compensatory change includes the employer contributions and above-market or preferential earnings credited on employer and employee contributions (where applicable). We do not have arrangements that provide our named executives with above-market or preferential earnings. For Mr. Thomson’s notional DC plan, compensatory changes include the bank’s contributions made to the SPP on Mr. Thomson’s behalf, and the notional contributions credited to his notional DC plan.

Non-Compensatory change is the change in the accumulated value attributable to items that are not related to employer or employee contributions, such as interest and all investment income, real or notional, credited during the fiscal year.

Pension plan governance

The human capital and compensation committee oversees the SPP. It has delegated certain fiduciary plan duties to the pension administration and investment committee, including the plan investment strategy and performance, which the committee reports on to the human capital and compensation committee twice annually. The pension administration and investment committee members include the Chief Financial Officer, Chief Market Risk Officer and others. The board retains plan sponsor duties, including approval of plan amendments.

TERMINATION AND CHANGE OF CONTROL

Change of control

We define a change of control as:

•	an acquisition of more than 20% of our voting shares
•	a change in the majority of our board members
•	any transaction where one or more entities acquires more than 50% of our assets, or
•	a merger between us and one or more entities to form another legal entity.

While we do not have individual change-of-control agreements with our NEOs, our equity-based compensation plans and executive pension arrangements include terms for vesting in these circumstances.

These change of control provisions are “double-trigger” – this means they only take effect when there is a change of control and termination of employment without cause. Vesting accelerates under the PSU plan, stock option plan and executive pension arrangements if an executive’s employment is terminated within two years of a change of control for any reason other than dismissal for cause.

114	Scotiabank

Treatment of compensation if employment is terminated

The table below summarizes the treatment of compensation for the NEOs under various termination scenarios:

•

retirement – NEO may qualify for retirement under our equity plans at age 55 or older with 10 years of service, or within five years of their normal retirement date, whichever is earlier. If neither of these criteria is satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. Outstanding awards will be forfeited if an employee engages in competitive business after he or she retires.

•	salary and annual cash incentive – the table does not reflect any amounts that may be considered under common and civil law.
•

pension – supplemental retirement arrangement – an executive participating in the SEPP forfeits their supplemental pension if they resign or retire or are terminated without cause before being eligible for retirement, are terminated with cause or engage in a competitive business after they retire or are otherwise no longer employed by us. An executive participating in a notional DC plan forfeits their benefit if they are terminated with cause or engage in a competitive business after they retire or are otherwise no longer employed by us.

Compensation element	Resignation	Retirement	Termination without cause[1]	Termination with cause	Termination (within two years) following a change of control

Salary	Salary ends	Salary ends	Salary ends	Salary ends	Salary ends

Annual cash incentive	Award forfeited	Award pro-rated based on period worked during the fiscal year	Award forfeited	Award forfeited	Award forfeited

PSUs	Unvested units expire on date of resignation and vested units are paid out in accordance with plan	Continue to vest according to normal schedule	Continue to vest according to normal schedule	Unvested units expire on date of termination and vested units are paid out in accordance with plan	Unvested units vest on the vesting date or the termination date, whichever is earlier (normal vesting for U.S. taxpayer). Vested units are paid out in accordance with plan[2]

Stock options	All vested and unvested options expire immediately and are forfeited on the resignation date	Continue to vest according to normal schedule and remain exercisable until the original expiry date	Unvested options expire immediately, and any exercise of vested options must be undertaken within three months of the vesting end date	All vested and unvested options expire immediately and are forfeited on the termination date	Vest immediately and can be exercised in accordance with plan

DSUs	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends

Pension	For the SPP, entitled to accrued pension, including any account balances where applicable	For the SPP, entitled to accrued pension, including any account balances where applicable	For the SPP, entitled to accrued pension, including any account balances where applicable	For the SPP, entitled to accrued pension, including any account balances where applicable	For the SPP, entitled to accrued pension, including any account balances where applicable

Perquisites	Perquisites end	Perquisites end	Perquisites end	Perquisites end	Perquisites end

[1]

In early fiscal 2023, the bank entered into a retention agreement with Mr. Rees which, among other matters, confirmed that in the event of his termination by the bank without cause and subject to mitigation, he would be entitled to receive 24 months’ base salary, cash incentive, pensionable service and continuation of benefits. Based on his seniority and years of service at the bank, this reflects what the bank would expect to provide under the common law. All other terms of the agreement reflect the bank’s standard treatment under the various compensation plan rules.

[2]

The performance factor will be calculated based on a shortened performance period. In the event a performance factor cannot be calculated, a performance factor of 100 will be used to calculate the number of PSUs that vest.

Estimated payments if employment is terminated

The table below shows the estimated additional benefits each named executive would be entitled to receive if their employment ended on October 31, 2023 but does not include amounts to which a named executive may be entitled under statutory, common or civil law. Any benefits of an equal or lesser value that a named executive would be eligible to receive under continued employment are disclosed elsewhere in this executive compensation section of the circular. For equity-based compensation, the values represent the in-the-money value of any awards (as of October 31, 2023) that would have been eligible for accelerated vesting as a result of termination. These values are based on a share price of $56.15, the closing price of our common shares on October 31, 2023.

We do not gross up any compensation to cover the impact of income taxes.

Management proxy circular	115

The actual amounts that a named executive would receive if employment is terminated can only be determined at the time of termination. Many factors could affect the nature and amount of the benefits and the actual amounts may be higher or lower than the amounts shown below. PSUs have been valued assuming a performance factor of 100 and may not reflect the actual payouts.

Executives’ and former executives’ outstanding equity-based incentives may be subject to reduction or recoupment, under the terms of our clawback policy.

Estimated additional payment for NEOs upon termination of employment, as at October 31, 2023

As previously disclosed, Mr. Porter received an additional $1.5 million as a lump sum cash award at the end of April 2023, for serving as a Strategic Advisor to Mr. Thomson from February 1 to April 30, 2023.

In accordance with the retention agreement the bank entered into with Mr. Rees in early fiscal 2023, he is entitled to receive $2,610,000, representing 24 months’ base salary and cash incentive. Mr. Rees would be entitled to receive pensionable service and continuation of benefits for the duration of the salary continuance period. Based on his seniority and years of service at the bank, this reflects what the bank would expect to provide under the common law. All other terms of the agreement reflect the bank’s standard treatment under the various compensation plan rules.

Estimated incremental value on termination as of October 31, 2023
	Scott Thomson	Rajagopal Viswanathan	Jake Lawrence	Francisco Aristeguieta

Resignation	–	–	–	–

Retirement	–	–	–	–

Termination without cause	–	–	–	–

Termination with cause	–	–	–	–

Termination (within two years) following a change of control	–	–	–	–

Salary & annual incentives	–	4,150,275	9,545,552	2,361,122

Equity-based incentives	–	–	–	–

Pension	–	–	–	–

Perquisites	–	–	–	–

Total	–	4,150,275	9,545,552	2,361,122

116	Scotiabank

4	Other Information

COMPENSATION OF MATERIAL RISK IMPACT EMPLOYEES

The tables below show the compensation awarded to our MRI employees who can significantly impact our corporate risk, or manage material businesses, countries or regions, in accordance with Implementation Standard 15 of the FSB Guidelines and OSFI Pillar III Disclosures Guidelines for Domestic Systemically Important Banks. OSFI remuneration-related requirements are substantially aligned with the Basel Committee on Banking Supervision’s Pillar III disclosure requirements and are discussed in Section 3 – Executive Compensation and this Section 4.

For the purposes of the tables below, MRI employees include all senior vice presidents and above, managing directors who are business heads and above in Global Banking and Markets, and other select employees. At least 40% to 60% of their total incentive compensation is deferred.

The compensation review committee reviews the list of MRI employees to make sure it is complete.

Fixed and variable compensation awarded

	2023		2022
($ millions)	Named Executives	Other MRI	Named Executives	Other MRI
Number of executives	6	259	5	262
Fixed pay	3.7	98.0	3.7	92.1
Variable compensation
Non-deferred cash	7.5	101.6	8.3	99.2
Non-deferred share units[1]	0.0	1.4	0.0	1.2
Deferred cash	0.0	1.7	0.0	1.1
Deferred share units[2,3]	15.8	97.8	20.2	100.3
Stock options[2]	3.3	12.4	4.2	12.9

[1]	Includes RSU grants that were made to select MRI employees to satisfy local regulatory deferral requirements and reflects their grant value.
[2]	Reflects grant value of share units and stock options.
[3]	Share units include PSUs and RSUs.

Deferred compensation outstanding and paid

	2023		2022
($ millions)	Named Executives	Other MRI	Named Executives	Other MRI
Vested
Cash	0.0	0.0	0.0	0.0
Share units[4,5]	0.0	1.4	0.0	1.2
Stock options[4]	0.0	0.0	0.3	2.1
Unvested
Cash	0.0	4.6	0.0	3.3
Share units[4,6]	38.7	221.3	41.6	234.8
Stock options[4]	0.0	0.0	0.0	0.0
Total deferred outstanding	38.7	227.3	41.9	241.4
Paid
Cash	0.0	0.6	0.0	0.3
Share units[7]	9.7	66.1	13.4	77.2
Stock options	0.2	0.7	3.0	8.7
Total deferred paid	9.9	67.4	16.4	86.2

[4]	Reflects in-the-money value of vested or unvested share units and stock options as at October 31, 2023.
[5]	Reflects RSU grants made to select MRI employees to satisfy local regulatory deferral requirements.
[6]	Unvested PSUs are valued using a performance factor of 100.
[7]

Paid share units include PSUs and RSUs. The payout value of PSUs is based on the actual performance factor for units that vested during fiscal 2023 (see pages 95 and 96 of our 2023 management proxy circular for information on how we calculated the performance factor).

All of the vested and unvested awards listed in the deferred compensation outstanding and paid table above are subject to either implicit adjustments (such as a decrease in our share price) and/or explicit adjustments (such as clawbacks or risk-related adjustments as outlined on page 83).

Adjustments to variable compensation

The bank’s compensation program includes the ability for the board to reduce variable compensation in certain circumstances, including non-compliance with our policies or risk appetite or performance-related events. For fiscal 2023, there were no explicit adjustments to variable compensation required for NEOs or other MRI employees. As a result of the performance factor for PSUs that vested in 2023, the value of vested PSUs paid to NEOs was reduced by $0.8 million and by $5.0 million for other MRI employees who are not NEOs.

Other compensation paid

The table below shows aggregate guaranteed incentive awards, sign-on awards, and severance payments for MRI employees over the past two fiscal years. Additional information regarding the highest single severance payment to an MRI employee has been provided to OSFI on a confidential basis to protect employee privacy.

Level ($ millions)	Year	Guaranteed incentive awards		Sign-on awards		Severance payments
		Number of employees	Total amount	Number of employees	Total amount	Number of employees	Total amount
Named executive officers	2023	–	–	1	$2.7	–	–
	2022	–	–	–	–	–	–
Other MRI employees	2023	–	–	4	$2.4	15	$11.4
	2022	1	$2.7	3	$1.9	13	$8.4

Management proxy circular	117

OTHER COMPENSATION PROGRAMS

Global Banking and Markets Incentive Plan (GBMIP)

The GBMIP is a discretionary annual incentive plan for GBM employees in front-office revenue-generating and client-facing roles within Corporate and Investment Banking and Global Capital Markets. The GBMIP incentive pool is established annually by the HCOB and approved by the board. The pool is adjusted based on year-over-year performance of business line net income before bonus and taxes and GBM’s NIAT, and may be further adjusted for:

•	the overall GBM Internal Controls Index score
•	GBM’s performance relative to its Canadian wholesale banking peers
•	the overall performance of the bank.

The CRO also reviews the incentive pool to determine whether adjustments for risk are appropriate and makes recommendations to the board. The board has the discretion to reduce or withhold payment under the GBMIP should results fall below expectations.

A portion of the GBMIP is paid in cash and the remainder is deferred as equity-based compensation pursuant to the bank’s PSU Plan, RSU Plan, Europe RSU Plan, or such other applicable plan. The percentage of the participant’s award comprising the deferred portion is based on the participant’s position at the bank. Mr. Lawrence does not participate in the GBMIP.

Restricted Share Unit (RSU) Plan

The RSU Plan is a mid-term incentive plan used to reward, recognize, and retain select employees. Upon grant, the amount of the award is converted to RSUs on the first day of the open trading window following the public release of our year-end financial results, using the average closing price of our common shares on the TSX for the 20 trading days ending on the last trading day before the grant date. The majority of grants vest at the end of three years, however there are certain grants that provide for a graduated vesting schedule. RSUs earn dividend equivalents at the same rate as dividends on Scotiabank common shares, on the date the dividend is paid. RSUs granted, including accumulated dividend equivalents, vest and are paid out at the end of the performance period. Vested units are converted to cash using the average closing price of our common shares on the TSX for the 20 trading days ending the day before the first day our trading window opens following the vesting date. Payments are made by December 31 of the year the units vest.

BUSINESS PERFORMANCE MEASURES

The bank uses the following business performance measures to assess performance in its incentive plans, as defined below.

Diluted earnings per share

Diluted earnings per share is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period.

Net income attributable to common shareholders

Net income attributable to common shareholders is defined as net income, less amounts attributable to non-controlling interests in subsidiaries, preferred shareholders and other equity instrument holders.

Operating leverage

This financial metric measures the rate of growth in total revenue, less the rate of growth in non-interest operating expenses.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders expressed as a percentage of average common shareholders’ equity.

NON-GAAP MEASURES

The bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with GAAP, which are based on IFRS as issued by the International Accounting Standards Board, are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this circular. Please refer to pages 20 to 26 of the 2023 annual report for details on non-GAAP measures including reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

118	Scotiabank

LOANS TO DIRECTORS, OFFICERS AND EMPLOYEES1

The table below shows the aggregate indebtedness outstanding at January 10, 2024 of current and former directors, executive officers and employees of the bank and our subsidiaries. The amounts exclude routine indebtedness2.

Purpose	To the bank or a subsidiary of the bank	To another entity
Share purchases	–	–
Other	$525,763,533	–

The following table shows the outstanding amounts that current and former directors and executive officers borrowed from us or our subsidiaries to buy bank securities and for other purposes, including amounts borrowed by their respective associates, but does not include routine indebtedness2.

Name and principal position	Involvement of issuer	Largest amount outstanding during the financial year ended October 31, 2023	Amount outstanding as at January 10, 2024	Financially-assisted securities purchases during the financial year ended October 31, 2023
Securities purchase program	–	–	–	–
Other programs
Group Head/Executive Vice President
John Doig	Lender	$2,521,846	$2,328,216	$0
Jake Lawrence	Lender	$3,178,903	$2,996,993	$0
Dan Rees	Lender	$933,779	$888,336	$0
Anya Schnoor	Lender	$700,000	$691,794	$0
Kevin Teslyk	Lender	$5,845,575	$5,661,392	$0
Maria Theofilaktidis	Lender	$742,320	$725,224	$0
Scott Thomson	Lender	$2,011,287	$2,609,851	$0
Aris Bogdaneris	Lender	$3,900,000	$3,888,844	$0

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We have purchased a liability insurance policy for our directors and officers (Side A), which expires on June 1, 2024. The policy covers each of them individually if there are situations where we are not able or permitted to indemnify them. The policy has a $300,000,000 limit and a nil deductible, and we pay an annual premium of approximately $1,366,778 for this coverage.

[1]

Loans and other extensions of credit to executive officers and directors are made on market terms that are no more favourable than those offered to the general public, in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the U.S. Securities Exchange Act of 1934, as amended.

[2]	Routine indebtedness includes:
•	loans to any director or nominated director, executive officer, together with their associates, made on terms no more favourable than loans to employees generally, where the amount remaining unpaid has not exceeded $50,000 at any time in the last completed financial year

•	loans to full-time employees, fully secured against their residence and not exceeding their annual salary
•	loans to those other than full-time employees, made on substantially the same terms available to other customers with comparable credit (including terms for interest rates and security rates), and involving no more than the usual risk of collectability
•	loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements according to the usual commercial practice.

Management proxy circular	119

5	Shareholder proposals

SHAREHOLDER PROPOSALS

We value all engagement and stakeholder feedback, and believe the most productive dialogue comes from our commitment to constructive and open year-round dialogue and engagement. Some shareholders engage with us only through the shareholder proposal process, and we recognize the importance of this dialogue. Our hope is that following their initial engagement with us that they will contact us throughout the year to address their issues of interest. For that reason, we reach out to shareholders who have submitted proposals in the past as part of our shareholder engagement strategy to better understand their priorities, hear their feedback and address their questions. This year, we received proposals from a number of shareholders and held several discussions with each of them to understand their points of view and to share how we are addressing the issues they raised. For the most part, our discussions with these shareholders resulted in an agreement to withdraw the proposals. Our responses to the proposals are informed by what we are hearing as part of our year-long stakeholder engagement, and what we consider to be in the best interests of the bank for the long term. Our responses are also informed by the manner in which each proposal is framed and whether such formulation poses legal or other challenges for implementation.

Proposal No. 1 was submitted by InvestNow Inc. (InvestNow), 7 Shannon Street, Toronto, Ontario, M6J 2E6. The proposal was submitted on behalf of Gina Pappano, Executive Director of InvestNow and a shareholder of the bank, who held 40 shares on the date preceding the submission of the proposal. We met with Ms. Pappano to discuss InvestNow’s proposal and to clarify that the bank is dedicated to working with our clients on their net-zero transition plans and that the bank does not have a divestment policy. We are disappointed that we were unable to reach an agreement with InvestNow given that we do not have a divestment policy.

Proposals No. 2 and 3 were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Quebec, H2X 1X3. The proposals were submitted in French and translated into English by Scotiabank. The proposals and supporting statements have been printed as submitted. MÉDAC held 37 shares on the date preceding the submission of their proposals. We note that, consistent with past years, all of the proposals submitted by MÉDAC, including the proposals going to a vote this year, were only raised with us as part of the shareholder proposal process. MÉDAC has expressed its preference for the shareholder proposal process in lieu of shareholder engagement throughout the year.

The board unanimously recommends you vote against all of the proposals. Unless otherwise instructed, the persons designated in the form of proxy intend to vote against both of these proposals.

PROPOSAL NO. 1

Report on Impact of Oil and Gas Divestment

RESOLVED: That Scotiabank commission and issue a report disclosing the Bank’s exposure to oil and gas divestment and to qualify and quantify the impacts of divestment from the Canadian oil and gas sector on shareholder value and other relevant economic analysis should Scotiabank continue on the path toward currently established Net Zero objectives.

Supporting Statement

Attacks on the oil and gas sector are coming from all fronts. Celebrities, internet influencers, radical activist shareholders, ideologically driven financial alliances and well-funded non-profit organizations are all calling for “divestment” and promoting elimination of the Canadian oil and gas sector in the next 25 years.

We are calling on Scotiabank to commission a report that would provide data and analysis on the impact on revenue projections, profit, share price, and the impact on the Canadian economy overall, as the bank adopts policies or guidelines aimed at suppressing Canada’s oil and gas sector through a divestment policy.

The banking sector has a critical role to play in Canada’s economy and prosperity. The oil and gas sector also has a critical role to play in Canada’s economy and prosperity. The world will continue to use fossil fuels throughout this century, including beyond 2050 notwithstanding current Net Zero aspirations. If the oil and gas the world needs is not supplied by Canadian energy companies it will be supplied by authoritarian regimes in poorly regulated, undemocratic countries that are less responsible and less environmentally friendly. The banks cannot permit themselves to be part of a scheme designed to strangle a sector that is of vital importance, not only to our own citizens, but to the democratic world.

120	Scotiabank

Financing the Canadian oil and gas sector is essential for the functioning of the economy, for jobs, for innovation, and for global emission reductions.

The bank’s position

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THE PROPOSAL IS OVERLY PRESCRIPTIVE AND ONEROUS AND NOT ALIGNED WITH OUR STAKEHOLDER EXPECTATIONS; MOREOVER, THE BANK DOES NOT HAVE A DIVESTMENT POLICY.

We recognize that climate change is one of the most pressing issues of our time. As an international financial institution, we have an important role to play in addressing climate change and supporting the transition to a low-carbon economy across our footprint and around the world. In support of the Government of Canada’s net-zero commitments, the Paris Agreement on Climate Change, and as a signatory to the NZBA in October 2021, we have set an objective to become a net-zero bank.

We also recognize the importance of the oil and gas sector to the Canadian economy and the bank’s role in our clients’ transitions to net zero. This is why we have not adopted a divestment policy. Instead and as part of our objective of being a net-zero bank, we are committed to helping our clients develop, implement, and achieve their respective transition goals to a low-carbon economy. As part of our transition plan, we work closely with our clients, supporting them as they navigate the transition to a low-carbon economy. Our Climate Commitments outline how we support our customers in this transition, ensure robust climate-related governance, manage climate-related risks, decarbonize our own operations, and contribute to the ongoing dialogue on climate change. Being a net-zero bank and supporting our oil and gas clients through their transition are not mutually exclusive. We must continue to work together to support Canada’s low-carbon transition in an orderly manner.

The bank’s actions to date reflect the importance that we place on our net-zero targets and related transition planning. We are required to, and will continue to, disclose such transition planning as a member of the NZBA, and in compliance with the new OSFI Guideline B-15 Climate Risk Management.

When we met with the proponent to discuss their proposal, we explained our transition-based net-zero strategy and our plans to support our clients in their transition planning. The proponent, however, has requested disclosure that is overly prescriptive and extraordinarily onerous, including an analysis of the national economy that is far beyond the bank’s scope, all based upon a divestment policy that the bank does not have. We do not believe the proposed report to be an appropriate use of the bank’s resources or our shareholders’ capital.

The board recommends you vote AGAINST this proposal.

PROPOSAL NO. 2

Public Disclosure of Non-Confidential Information, Country-by-Country Reporting, Compensation Ratios and Tax Havens

Be it proposed that the bank disclose to the general public, on an annual basis, the non-confidential information relating to its Country-by-Country Reporting, for the purposes of detailed and meaningful calculations of compensation ratios, namely broken down by jurisdiction, and to contribute to combatting tax havens, particularly as regards transparency.

Argument

On several occasions over the years, the bank received from MÉDAC – henceforth from Vancity – shareholder proposals requesting the calculation and disclosure of the compensation ratio. Despite the substantial number of votes supporting these proposals, the bank still refuses to disclose its overall compensation ratio, as has been mandatory for some time now in the United States and as many companies already do here in Canada.

Of course, a number of arguments have been put forward against the publication of such a ratio. Also, despite the fact that the compensation ratio should be published for all employees in accordance with Global Reporting Initiative (GRI) standards1, public disclosure of non-confidential data in the “Country by Country Reporting” – Action 132 of the OECD/G20 Inclusive Framework3 on BEPS4 (base erosion and profit shifting), an international initiative to which Canada is a signatory – would enable the calculation of significant compensation ratios so as to allow a better interpretation of the overall compensation ratio by broadening the description of the context.

[1]

Disclosure 2-21, Annual Total Compensation Ratio, Full set of Global Reporting Initiative (GRI) standards – Disclose a. ratio; b. percentage increase; and: c. “contextual information necessary to understand the data” (Emphasis added.) https://www.globalreporting.org/pdf.ashx?id=22118

[2]	Action 13 – Country by Country Reporting https://www.oecd.org/tax/beps/beps-actions/action13/
[3]	Inclusive Framework on Base Erosion and Profit Shifting – https://www.oecd.org/tax/beps.
[4]	What is BEPS?, OECD https://www.oecd.org/tax/beps/about/.

Management proxy circular	121

Moreover, disclosing these non-confidential data to the general public – as is the case in several other countries, notably in Europe – would be an exercise in transparency, goodwill and good faith that would directly contribute to efforts to combat tax evasion, tax avoidance, tax havens and other “complacent laws”.

For all these reasons, the bank must publicly announce the non-confidential data of its Country by Country Reporting each year.

The bank’s position

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THE BANK BELIEVES THAT THE VOLUNTARY ADOPTION OF PUBLIC DISCLOSURE OF COUNTRY-BY-COUNTRY REPORTING IS PREMATURE AND WOULD NOT BE IN THE BEST INTERESTS OF THE BANK, NOR ITS SHAREHOLDERS.

In 2022, Scotiabank became the first of our Canadian banking peers (and remains the only one to do so at the time of printing of this circular) to disclose the CEO pay ratio in its management proxy circular. As a result of this disclosure, both MÉDAC and another shareholder withdrew their proposals on the subject in 2022. The bank further enhanced its disclosure of the CEO pay ratio in 2023 by including comparisons of the President and CEO’s total pay to both the bank’s median and average Canadian employee pay. You can find the CEO pay ratios for this year on page 86. As noted in the proposal, the GRI standards include disclosure of the annual compensation ratio, which the bank addresses in our ESG Data Pack and Indices under the “GRI” tab (https://www.scotiabank.com/ca/en/about/responsibility-impact/esg-publications-policies.html). As such, the public disclosure of the bank’s Country-by-Country reporting (“CbC”) is not necessary for the purposes of calculating the CEO pay ratio as it is already publicly disclosed.

With respect to the proponent’s concerns regarding tax evasion, tax avoidance and tax havens, this subject matter was the basis of a proposal previously submitted by the proponent in 2017 – a proposal that received 1.44% support from shareholders. As we noted at that time, Scotiabank is a multinational bank and offers a variety of banking services to customers in the jurisdictions in which we operate. In doing so, we are also responsible for paying our fair share of taxes owed in these jurisdictions, following both the letter and spirit of the law.

As a multinational bank, Scotiabank has established clear accountability, strong governance mechanisms, and a robust risk management culture across our operations. We strive to maintain strong tax risk management practices with a view to the bank’s compliance with all filing obligations and tax disclosure requirements in all jurisdictions in which we operate. We are committed to providing relevant disclosure while balancing the need to not disclose confidential and proprietary competitive information that could put us at a disadvantage. Our tax disclosures are in compliance with legally mandated reporting as well as voluntary reporting when such reporting is relevant, beneficial and informative for our shareholders.

Scotiabank’s tax risk management process is governed by our global tax risk management framework, which applies to all bank branches and to our direct and indirect subsidiaries. The framework is aligned with the bank’s enterprise-wide risk management framework. It covers the bank’s approach to tax risk governance, tax risk appetite, and tax risk identification, mitigation, and reporting. As disclosed in our ESG Data Pack and Indices under the “PAS” tab, we paid $3.8 billion of taxes representing 33.8% of our pre-tax earnings in fiscal 2023. That is approximately $1 for every $2.57 we earn globally.

We also disclose detailed non-confidential tax information in our annual report, and we participate in ESG initiatives that promote transparency, including alignment with certain standards of the GRI framework, while protecting the best interest of our shareholders.

In accordance with the OECD/G20 Inclusive Framework on base erosion and profit shifting (BEPS), the bank is required to file CbC for each tax jurisdiction in which it carries on business, allowing international tax authorities to share the amount of revenue, profit, and income tax paid or accrued for every jurisdiction. However, the CbC is filed privately and the jurisdictions that receive the CbC report are required to enforce confidentiality of the report specifically because of its competitively sensitive nature and the need to ensure its appropriate use. Moreover, the CbC is not commonly disclosed by other Canadian financial institutions. The disclosure of certain sensitive information could potentially impact our competitive advantage.

The bank monitors proposed changes in tax law, jurisprudence, and government pronouncements to identify any potential impact on our business. While we understand that certain jurisdictions are starting to implement public disclosure requirements of CbC, we will comply with such requirements as and when the laws are in effect. Moreover, we believe that the voluntary adoption of public disclosure of CbC reporting is premature and would not be in the best interests of the bank, nor its shareholders.

The board recommends you vote AGAINST this proposal.

122	Scotiabank

PROPOSAL NO. 3

Advisory Vote on Environmental Policies

Be it proposed that the bank hold an annual advisory vote on its environmental and climate objectives and action plan.

Argument

According to an online survey conducted by Léger Marketing and the Association for Canadian Studies for The Canadian Press in October 2022, 70% of Canadians are concerned or very concerned about climate change. The high percentage of votes in favour of our shareholder proposal last year is a clear reflection of this concern in this country. This vote is also surely an expression of the questioning of the corporation’s shareholders as to the breadth of actions taken in environmental matters. The recent forest fires and floods of the past year have done nothing to alleviate these concerns, and there is every reason to believe that they will exacerbate them.

A recent report5 by Oxfam Québec on the carbon footprint of the country’s banking portfolios calls on shareholders to be more demanding of the efforts made in this regard. One of the observations taken from the report is worth highlighting:

“not only have none of Canada’s major DTIs committed to withdrawing from the fossil fuel sector in the short or medium term, but they all persist in presenting themselves as participants in the energy transition and sustainable financing aimed at either decarbonizing the processes of extraction, transformation and/or use of fossil fuels or supporting diversification of the “green” asset portfolios of companies in the sector, particularly in the areas of green technologies and renewable energy.”

The report even describes their initiatives as relatively unambitious:

“For example, the total C$850 billion pledged by BMO, RBC, Scotiabank, CIBC and TD for 2020–2030, while not inconsiderable, will ultimately represent only two-thirds of their previously committed fossil fuel assets between 2016 and 2020 alone, which were in excess of C$1.3 trillion.”

We have little time left to clean up our environment and leave future generations a better place to live. It is therefore important for shareholders to be able to express their opinion on the breadth of action that our companies wish to take over the next few years, and to stimulate greater proactivity.

In France, a bill6 regarding say on climate would require all listed companies to submit their “climate and sustainability” strategy to their shareholders every three years or whenever there is a material change.

The bank’s position

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THE BANK HAS ALREADY ESTABLISHED A FULSOME CLIMATE ACTION PLAN AND ROBUST DISCLOSURE, AND A SAY-ON-CLIMATE VOTE IS NOT AN APPROPRIATE MECHANISM TO DEMONSTRATE THE BANK’S COMMITMENT TO THESE IMPORTANT STRATEGIC MATTERS.

Scotiabank has been devoting considerable efforts in relation to climate change in recent years. We set a target to align financing activities with net-zero emissions by 2050 when we joined the NZBA as part of a global, industry-led initiative to accelerate and support efforts to address climate change and when we became a member of the Partnership for Carbon Accounting Financials (PCAF), pledging to track and report financed emissions. In 2022, we released our inaugural Net-Zero Pathways Report and provided updates on our plans and progress towards achieving our interim targets in our ESG Report released in March 2023. In 2024, we expect to release our inaugural Climate Report, which will provide even more insight into the progress we are making towards our climate goals. Financial institutions in Canada are also now subject to rigorous climate regulation, with the publication of OSFI Guideline B-15 Climate Risk Management in March 2023, which will apply to the 2024 reporting year. The guideline requires financial institutions to have robust risk management procedures in place and to report on a number of key performance indicators, as well as qualitative reporting on identifying and managing climate risks and opportunities in the short, medium, and long term. We have the appropriate governance structures in place to both oversee and ensure compliance with such regulations. We are also committed to robust, year-round engagement with our shareholders and other stakeholders on these initiatives. However, we do not believe that the adoption of an advisory voting policy and annual vote regarding our environmental and climate change targets and action plan (a say on climate vote) is appropriate as it improperly shifts the accountability of the board and management to our shareholders, contrary to good corporate governance practices.

[5]

A Closer Look at the Carbon Footprint of Canadian Bank Portfolios, Hubert Rioux, Institut de recherche en économie contemporaine (IRÉC), 2022 https://oxfam.qc.ca/wp-content/uploads/2022-canada-banks-carbon-footprint-report.pdf

[6]	Projet de loi relatif à l’industrie verte https://www.vie-publique.fr/loi/289323-industrie-verte-decarbonation-projet-de-loi

Management proxy circular	123

We understand and agree on the importance of climate change risks and strategy. Our board is responsible for overseeing the bank’s overall strategy and risk management initiatives, including those relating to climate change, and reporting same to shareholders. Scotiabank addresses these responsibilities through our disclosure on strategy and risks in our annual report as well as our 2022 Net-Zero Pathways Report, ESG Reports, our new Climate Report based on the Task Force on Climate-Related Finance Disclosures (TCFD) framework, and our Carbon Disclosure Project responses. The bank also evidences the quality of our climate disclosure through our use of the TCFD framework since 2018. Standardization and regulation in the industry also support the existing governance approach versus a shareholder vote on the bank’s climate plans.

We take pride in our comprehensive year-round stakeholder engagement program, which is based on our philosophy of continuous improvement. Our stakeholders know that they can engage with us on any subject at any time. Consistent with past years, throughout this year’s engagement, many stakeholders expressed interest in and support of our climate goals and our net-zero pathway. However, support for a “say on climate” vote was not consistently evident in these discussions. Support for a “say on climate” vote tends to come from stakeholders in jurisdictions other than Canada and the U.S., where such votes are more common practice. Other stakeholders take a different view and have shared that they believe that this type of advisory vote has the effect of usurping the role of the board and shifting accountability from boards to shareholders. Further, some of our shareholders chose to abstain from voting on this proposal over the past two years to indicate opposition to the proposed say on climate vote while still supporting the underlying principles of climate change action and environmental stewardship. Moreover, many stakeholders continue to express their interest in our engagement with them on this topic – but not by means of an advisory vote.

Good corporate governance practices dictate that it is not a shareholder’s role to vote on management plans and strategies – that is the supervisory responsibility of the board. Shareholders can hold directors accountable in other ways, beyond an advisory vote, and communicate with directors when they are of the view that a company’s strategy, risk oversight or disclosures fall short of shareholders’ expectations. This view is supported by many of our institutional investors and by proxy advisory firms who have expressed concerns that a say on climate vote allows boards to delegate responsibilities for setting corporate strategy to shareholders and acts as a substitute for meaningful oversight and shareholder engagement.

In both 2022 and 2023, the majority of shareholders and the proxy advisory firms agreed with management’s position. Factors that influenced this result included: the bank’s existing climate governance framework, initiatives, and reporting, including the quality of the bank’s disclosure under the TCFD framework; the bank’s joining of the NZBA and PCAF; the release of the bank’s Net-Zero Pathways Report and further updates to same; and the bank’s proactive engagement strategy. We also note that proxy advisory firm Glass Lewis’ comments were aligned with its publicly disclosed voting policy which discusses how a say-on-climate resolution is a violation of the basic premise of corporate governance in allowing the board to delegate its oversight responsibilities for the setting of corporate strategy to shareholders by allowing them to effectively dictate this strategy by means of a vote. Moreover, Glass Lewis expressed concern with a vote on climate strategy acting as a substitute for robust shareholder engagement – the exact reason MÉDAC has proposed a say on climate vote.

Two years have passed since MÉDAC first raised this proposal. At no point has MÉDAC responded to our engagement requests outside of the shareholder proposal process, nor have they offered any specific feedback related to our climate goals and plans. Moreover, MÉDAC has asserted that an advisory vote on climate was designed to replace continuous engagement throughout the year; we do not agree with that view, as we do not consider the proposal, as submitted, a constructive replacement to ongoing dialogue with our stakeholders. We have made considerable strides toward our climate and net-zero goals and will continue to share our progress with respect to such goals and our climate change strategy with our stakeholders. We do not consider an advisory vote to be a constructive replacement to our stakeholder engagement program.

The board recommends you vote AGAINST this proposal.

DISCUSSION ON WITHDRAWN PROPOSALS

Vancity Investment Management (Vancity), 183 Terminal Avenue, 8th floor, Vancouver, British Columbia, V6A 4G2, submitted a proposal requesting certain disclosures about the bank’s clients’ transition plans. Following productive discussions, the bank agreed to enhance its disclosure with respect to client transition planning and preparedness, and Vancity agreed to withdraw this proposal. We look forward to further engagement with Vancity on this matter and related initiatives.

MÉDAC submitted six additional proposals that they agreed to withdraw following discussions with the bank. While these proposals will not be voted on at the meeting, MÉDAC required that they, along with the bank’s response to each, be included in the circular as part of their withdrawal agreement. The proposals were submitted in French and translated into English by Scotiabank. The proposals and supporting statements have been printed as submitted.

124	Scotiabank

WITHDRAWN PROPOSAL NO. 1

Incentive Compensation for all Employees Based on ESG Objectives

Be it proposed that the board of directors consider introducing a new approach to incentive compensation with the aim of tying part of all employee compensation to the organization’s performance in regards to its main ESG objectives.

Argument

In April 2022, Mastercard CEO Michael Miebach announced that the company was expanding its ESG incentive compensation program to all employees7. Referring to the implementation of such a program for executives during the previous year, he said that this compensation strategy had enabled the corporation to meet and exceed its objectives. He added:

“Each and every one of us shares the responsibility to uphold our ESG commitments […] That’s why we’re extending that model to our annual corporate score and all employees globally, taking our shared accountability and progress to the next level.8”

Like Mr. Miebach, we believe that attaining many ESG objectives is not just the responsibility of senior executives, but rather of all employees who, in their day-to-day responsibilities, can make a significant contribution to achieving the company’s priority objectives, going beyond them and suggesting innovative means of achieving them more quickly. For Mastercard’s CEO, this new compensation strategy, which includes all employees, has led him to bring forward the achievement of carbon neutrality from 2050 to 20409.

The bank’s position

We agree that employees contribute to our ESG goals, and we recognize the importance of ESG factors in evaluating the bank’s performance and determining both executive and employee incentive compensation via the bank’s annual incentive plan (AIP). The incentive compensation of our executives and the majority of our employees are based on an all-bank business performance factor (BPF) and each individual’s performance against strategic goals established at the beginning of each year. ESG metrics such as our customer score, employee engagement, culture, diversity, equity and inclusion, and strong governance are included in the BPF and/or individual performance objectives and strategic deliverables, including a new performance objective to deliver a concrete net-zero plan that includes interim 2030 targets, timelines, and transparent reporting in accordance with our NZBA commitments. A detailed discussion of the all-bank BPF can be found on pages 93 and 94.

•

The human capital and compensation committee agreed on a roadmap a few years ago to increase our focus on ESG factors in evaluating the bank’s performance and determining both executive and employee incentive compensation.

•

A wider set of measures was introduced in 2021 as part of a new, comprehensive strategic and operational assessment of the bank’s performance, including the bank’s progress against a variety of ESG goals, namely the bank’s five climate commitments, addressing racial inequality and other sustainability efforts.

•	In 2022, the bank revised the calculation of the all-bank BPF to embed more direct links between ESG factors and compensation.

•

In 2023, the committee approved core ESG metrics, with a focus on climate-related financing, decarbonization of the bank’s operations, and representation of equity-deserving groups, combined with customer experience metric in determining the all-bank BPF, with an overall weighting of 20%.

•	An individual objective for all employees of upholding a sound risk culture is considered when assessing individual performance and determining compensation.

We remain committed as an enterprise to our ESG goals and we continue to review opportunities to reflect the importance of ESG objectives in our incentive compensation programs.

[7]

Sharing accountability and success: Why we’re linking employee compensation to ESG goals, Michael Miebach (CEO), Mastercard, 2022-04-19 https://www.mastercard.com/news/perspectives/2022/esg-goals-and-employee-compensation/

[8]	Mastercard ties ESG to all employee pay, Rick Spence, Corporate Knights, 2022-06-01 https://www.corporateknights.com/leadership/mastercard-ties-esg-to-all-employee-pay/
[9]	Mastercard to link all employee bonuses to ESG goals, Reuters, 2022-04-19 https://www.reuters.com/business/finance/mastercard-link-all-employee-bonuses-esg-goals-2022-04-19/

Management proxy circular	125

WITHDRAWN PROPOSAL NO. 2

In-Person Annual Shareholders’ Meetings

Be it proposed that the Corporation’s annual shareholders’ meetings be held in person, and that virtual meetings be held in addition to, but not in replacement of, face-to-face meetings.

Argument

Since 2020, when annual shareholders’ meetings began to be held in virtual format because of COVID-19 health restrictions, we have voiced numerous criticisms of the way these meetings are organized10.

OECD Principles of Corporate Governance state that:

“[…] due care is required to ensure that remote meetings do not decrease the possibility for shareholders to engage with and ask questions to boards and management in comparison to physical meetings. Some jurisdictions have issued guidance to facilitate the conduct of remote meetings, including for handling shareholder questions, responses and their disclosure, with the objective of ensuring transparent consideration of questions by boards and management, including how questions are collected, combined, answered and disclosed. Such guidance may also address how to deal with technological disruptions that may impede virtual access to meetings.11”

Virtual meetings provide benefits that we readily acknowledge, but they should not be an excuse for not holding face-to-face meetings. Like Teachers’12, we believe that annual shareholders’ meetings should be held in person, with virtual meetings being held in addition to (in hybrid fashion, as all banks did in 2023), but not in replacement of, face-to-face meetings. We all agree that all shareholders should enjoy the same rights, whether they participate in person or remotely. This position is supported by many organizations, including the Canadian Coalition for Good Governance (CCGG)13 and a number of major institutional investors.

The bank’s position

Scotiabank’s annual meetings were held entirely in person until 2020. With the advent of the COVID-19 pandemic in 2020, directives from public health and government authorities regarding enhanced restrictions for public gatherings and social distancing required the bank to hold its annual meeting in a virtual-only format in 2020 and 2021, pursuant to a court order the bank obtained in accordance with the Bank Act.

With the easing of restrictions related to the pandemic, the bank has held hybrid meetings since 2022, allowing shareholders to choose whether to attend the meeting in person or online at their discretion. We have received positive feedback about our hybrid meeting structure from our shareholders who value the opportunity to attend the meeting virtually and appreciate the enhancements made to increase shareholder participation. Shareholders can now choose to attend either in person or online and will be able to view the meeting, vote their shares and submit questions regardless of their method of participation.

Currently, the Bank Act does not permit Canadian banks to hold virtual-only annual meetings without obtaining a court order. However, the Fall Economic Statement Implementation Act, 2023 includes a proposed amendment to the Bank Act that would permit virtual-only shareholder meetings, requiring the bank to amend its by-laws to permit same. Should our shareholders vote in favour of such amendment, the bank would have the option of holding a virtual-only meeting. However, regardless of the meeting format, the bank would continue to ensure that full shareholder participation is provided and the shareholder experience continues to be enhanced as technology evolves.

The bank plans to continue to hold hybrid meetings going forward unless exceptional circumstances arise, such as high-risk security situations or in the event of public health or government restrictions similar to the COVID-19 pandemic that may require a virtual meeting. In such circumstances, we would host our annual meeting in a manner permitted by our by-laws, the Bank Act, and any other relevant regulations.

[10]	Assemblées annuelles : dérive virtuelle, MÉDAC, 2023-05-09 https://medac.qc.ca/salle-de-presse/2098/
[11]

Recommendation of the Council on Principles of Corporate Governance, OECD Legal Instruments, OECD/LEGAL/0413, adopted 07/07/2015, amended 06/07/2023 https://legalinstruments.oecd.org/en/instruments/OECD-LEGAL-0413

[12]	Good Governance is Good Business – 2023 Proxy Voting Guidelines, Ontario Teachers’ Pension Plan (Teachers’) OTPP Proxy Voting Guidelines 2023 EN.pdf
[13]

“Virtual-only shareholder meetings are an unsatisfactory substitute for in-person shareholder meetings because they risk undermining the ability of shareholders to hold management accountable.”, Say no to virtual-only shareholder meetings – they let companies duck accountability, Catherine McCall, The Globe and Mail, May 21, 2023 https://www.theglobeandmail.com/business/commentary/article-say-no-to-virtual-only-shareholder-meetings-they-let-companies-duck/

126	Scotiabank

WITHDRAWN PROPOSAL NO. 3

Disclosure of Languages Spoken Fluently by Executives

Be it proposed that languages spoken by senior executives be disclosed in the proxy circular.

Argument

In 2023, we tabled a shareholder’s proposal requesting disclosure of the languages spoken fluently by the directors of some twenty publicly held corporations. Following discussions, substantially all of these corporations – including the 7 major banks – agreed to disclose such information. This new proposal seeks the disclosure of the same information regarding officers or, at the very least, “named executive officers14”.

In recent years, a number of public controversies over language have tarnished the reputation of major publicly held corporations as regards their social responsibilities and how they interpret their duties and obligations in the light of the inherent diversity of our societies. Language, which is at the core of our democratic institutions, is in fact a fundamental characteristic of the community. Because they are harmful in every respect, such situations must not be allowed to recur. For this reason – and many other reasons as well – it is desirable for all interested parties (stakeholders) to know, through formal and official disclosure, which languages the executives of the corporation are capable of speaking fluently. Obviously, “speaking fluently” means having attained a sufficient linguistic level to be able to use the language widely in all corporate and individual areas of activity, that is a level sufficient to enable each executive officer to perform their functions and duties fully and completely when interacting with their teams, shareholders and all other parties.

The bank’s position

As a multinational organization, the bank’s focus remains on providing a best-in-class client experience by leading with advice and investing in initiatives that make it easier to do business with us. This includes ensuring our leadership team is representative of the customers and communities that we serve across our footprint.

To that end, the bank has policies in place to ensure the appropriate skills mix among its executives, including language proficiency. Information such as language proficiency and preferred business language are collected at the time of hire, and employees can update this information at any point during their employment with the bank. We maintain a record of language skills, general areas of experience, education, and business experience for executive officers. This information is used by human resources and management in ongoing talent acquisition, development, succession planning, and assessment processes for senior management and potential executive candidates where applicable.

Multilingualism, particularly fluent multilingualism, is not necessary for success in every role. Our executives are fluent in the language(s) required to perform the duties associated with their roles. However, as the languages spoken by our NEOs may be of interest to our stakeholders, we have enhanced our disclosure to include aggregate information related to language skills of our NEOs, as set out on page 64. We have disclosed our NEOs’ language skills in aggregate format as it is consistent with how we disclose our directors’ language skills. The bank will continue to look to enhance our disclosure based on feedback that we receive from our stakeholders.

WITHDRAWN PROPOSAL NO. 4

Societal Dividend and Better Value Sharing

Be it proposed that the board of directors contemplate the creation of a societal contribution whereby a certain percentage of the corporation’s profits would be devoted to supporting ESG causes, in particular the environment and inequality.

Argument

Given the scale of the climate crisis and the growing inequality, we are proposing the creation of a new kind of dividend aimed at expanding the sharing of the value created by the organization into projects with high social and environmental added value.

Taking Crédit Mutuel (France) and MAIF (Mutuelle d’assurance pour les instituteurs de France)15 as an example, the amounts thus released could be devoted to ecological, climatic and social transition. For example, these amounts could be used to take stakes in companies whose objective is not necessarily immediate profitability, but which have a positive impact on the environment and inclusion, such as investments in energy renovation or the creation of bicycle garages in towns and cities, in support for customers and future customers who are most exposed to climatic events and most economically vulnerable, in the granting of zero-interest loans for energy renovation to customers on modest incomes, and so on.

[14]	As defined in, but not strictly limited to, Regulation 51-102 respecting Continuous Disclosure Obligations.
[15]

Crédit Mutuel et la Maif vont allouer une part de leurs profits à des projets sociétaux, ID Info durable, 2023-01-26 https://www.linfodurable.fr/investir-durable/en-bref/climat-credit-mutuel-et-maif-vont-allouer-une-part-de-leurs- profits-36180

Management proxy circular	127

The bank’s position

Scotiabank plays a positive and meaningful role in addressing some of the biggest challenges facing society and the world today – from removing barriers to economic inclusion, to supporting our customers and evolving our own operations to mitigate the impacts of a changing climate.

Scotiabank has long believed that it has an important role to play to remove barriers to advancement and increase access to opportunities, to create a more inclusive and resilient world for everyone. One way the bank works towards this is through community investment. As an Imagine Canada Caring Company, Scotiabank gives 1% of domestic pre-tax profits to support charitable and non-profit organizations in the communities where our employees live and work in Canada. In 2023, Scotiabank invested $87 million into communities globally.16

The President and CEO and the board oversee significant community investments and signature initiatives, including ScotiaRISE, a 10-year, $500 million community investment commitment to strengthening economic resilience among disadvantaged people and groups. Since 2021, Scotiabank has invested over $102 million with more than 200 community partners as part of the ScotiaRISE initiative.

Through the Scotiabank Women Initiative™ (SWI), the bank has committed its capital and expertise to supporting women in growing their businesses. Since 2018, SWI has engaged over 25,000 women entrepreneurs and deployed $8.05 billion in capital for women-led and women-owned businesses in Canada, nearing our commitment to deploy $10 billion in capital by 2025.

As part of Scotiabank’s objective to addressing climate change, the bank has mobilized $132 billion since November 1, 2018, towards our target of $350 billion in climate-related finance by 2030. In 2022, the bank increased its commitment from $100 billion in climate-related finance by 2025, in response to growing market demand.

Scotiabank is also contributing $25 million by 2030 to support non-profit and charitable partnerships that enable climate-related systems change and sector decarbonization. This includes our $10 million Net-Zero Research Fund, which provides grants to leading think-tanks and academic institutions that are supporting key sectors in their efforts to decarbonize. Since 2021, Scotiabank has distributed $3 million to organizations exploring decarbonization solutions and climate-related systems change.

WITHDRAWN PROPOSAL NO. 5

Reasonable Assurance for ESG Reports

Be it proposed that the board of directors agree to file an ESG report within the next three years with reasonable assurance and not with limited or no assurance.

Argument

Like many investors, we read the ESG reports produced by our Canadian banks, hoping to find accurate, reliable and complete information. Although a number of banks use audit firms to provide limited assurance of the quality of the information presented in the report, we believe that it would be appropriate for the Bank to review the level of assurance of its report in order to avoid criticism alleging greenwashing, as is now often the case. According to a recent report by PwC17: “In Canada, only 8% of companies in our analysis subject their sustainability reporting to the same level of reasonable assurance as their financial statements.” According to the experts who wrote the report, “Limited assurance is a good first step. But it’s only an interim measure in the eyes of regulators and investors. Our Global Investor Survey 2022 explored the factors that increase confidence in assessing the accuracy of an organization’s sustainability reporting. Nearly three-quarters (73%) of investors in Canadian companies say reasonable assurance helps. By contrast, only 46% feel the same way about limited assurance – underscoring the importance of preparing for reasonable assurance and producing investor-grade ESG reporting.”

We believe that reasonable assurance every three years could help to reassure all stakeholders about the quality of the information disclosed.

“A practitioner can provide two types of assurance engagements: a reasonable assurance engagement or a limited assurance engagement.

The nature, timing and extent of procedures performed in a limited assurance engagement is limited compared with that necessary in a reasonable assurance engagement, but is still planned to obtain a level of assurance that is, in the practitioner’s professional judgment, meaningful18”.

[16]

Total community investment contribution for the 2023 fiscal year was independently verified by the London Benchmarking Group (LBG) Canada. LBG is recognized as the global standard for managing, measuring, and reporting community investment.

[17]	Why Canadian companies need to prepare for ESG assurance, PwC https://www.pwc.com/ca/en/today-s-issues/environmental-social-and-governance/net-zero/preparing-for-esg-assurance.html
[18]

Sustainability Assurance Alert: A CPA’s Role in Third-Party Assurance Over Sustainability Information, July 2021, Alert CPA Canada https://www.cpacanada.ca/en/business-and-accounting-resources/audit-and-assurance/standards-other-than-cas/publications/sustainability-assurance-alert-third-party-assurance

128	Scotiabank

The bank’s position

Scotiabank’s ESG Report presents our activity and performance on ESG topics that matter to our stakeholders. As market and stakeholder expectations continue to evolve, and in the absence of a standardized approach in this area, we aim to continuously improve our reporting and review how we manage, measure, assure and report on ESG topics that are important to our stakeholders. Our ESG report is subject to the bank’s internal verification processes and is reviewed by the bank’s Disclosure Committee and Operating Committee, and by the board.

As a federally regulated financial institution, our goal is to remain in step with evolving ESG-related disclosure standards that are expected to become regulation within our operating jurisdictions. We look to updates from the CSA on requirements like the adoption of the IFRS S1 and S2 ISSB standards for Canada. We believe the ISSB standards represent an important milestone towards globally harmonized sustainable reporting and we actively engage with the Canadian Sustainability Standards Board, the entity working with the ISSB to support the uptake of the standards in Canada.

On the topic of assurance, both limited and reasonable, this practice remains voluntary for corporations. We continue to learn and evaluate new and/or emerging standards for assurance, including the proposed ISSA 5000, a standard on sustainability assurance engagements specifically. However, the bank continues to undertake several significant steps to provide meaningful information through independent verification and limited assurance of several of the bank’s key ESG metrics:

•

The bank’s total community investment contribution is independently verified by the London Benchmarking Group (LBG) Canada annually, a practice we began three years ago. LBG is recognized as the global standard for managing, measuring, and reporting community investment. This verification can be found on the Scotiabank Responsibility & Impact section of the website at www.scotiabank.com/ca/en/about/responsibility-impact.html under “ESG Publications and Policies”

•

The bank has sought independent, limited assurance by KPMG for the Sustainable Bond Report (formerly Green Bond Report) since 2019. The details of this limited assurance can be found in the reports located on the Sustainable Bonds website: https://www.scotiabank.com/ca/en/about/investors-shareholders/funding programs/scotiabank-sustainable-bonds.html

•

In 2022, Scotiabank sought additional independent, limited assurance for selected and key ESG indicators by KPMG for the bank’s ESG Report. These included greenhouse gas emissions, leadership and workforce diversity, and employee engagement. KPMG’s limited assurance report can be found on the Scotiabank Responsibility & Impact section of the website at www.scotiabank.com/ca/en/about/responsibility-impact.html under “ESG Publications and Policies”

The bank will continue to monitor and track the changes in regulation and accounting standards as they relate to sustainability reporting and we commit to provide ESG reporting that is in compliance with assurance regulations and standards by 2030, provided that such assurance regulations and standards are in effect prior to such time.

WITHDRAWN PROPOSAL NO. 6

Appointment of the Auditor

Be it proposed that, based on the term of the current contracts, the board of directors engage different auditors given the number of shareholders who abstained from voting on this issue at the last annual general meeting.

Argument

Nearly half of the companies we follow closely by attending their annual shareholders’ meetings have experienced high abstention rates of voting on the appointment of their external auditors. These votes were not against any single firm of accountants, but against several, which would suggest that shareholders are seeking a fresh perspective on the reliability of the financial information they receive and the independence of the accountants.

The aim of auditor rotation is to reduce the threats to auditor independence, which are largely caused by the familiarity that develops over time. There is a risk that, in the long term, the auditor may become too close to the client. For example, the auditor’s independence may weaken when friendships develop: the auditor identifies too closely with the interests of the client’s senior executives, the audit plan becomes repetitive, or the auditor is reluctant to make decisions that would suggest previous decisions were wrong.

In short, the risks of familiarity with the client could undermine the auditor’s rigorousness, objectivity and critical thinking. Does the percentage of abstentions on the appointment of the current auditor reflect this opinion? We believe that such a service should be subject to a new vision with greater frequency in order to assure shareholders that their auditors are offering them the best service at a competitive price while ensuring a new approach to auditing by a different firm.

Management proxy circular	129

The bank’s position

As discussed earlier in this circular, the board has carefully assessed the performance and independence of our auditors and confirmed that they are independent of the bank within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. Please see pages 6 and 7 for our enhanced disclosure regarding the policies and procedures we have in place to assess auditor performance, objectivity, and independence.

We remain committed to ensuring the independence of our external auditors and reiterate that, pursuant to all relevant rules and regulations, the board has no concerns regarding KPMG’s tenure and independence and KPMG should be recommended for re-appointment to shareholders at this annual meeting. More importantly, shareholders already have a means of expressing their support, or lack thereof, for the bank’s auditors with their vote to appoint or withhold from the auditors. The bank continues to look for ways to enhance its policies and procedures relating to auditor assessment and will consider whether to implement a policy addressing auditor rotation after a certain period of time.

130	Scotiabank

DIRECTORS’ APPROVAL

The board has approved the contents of this circular and authorized us to send it to you.

Julie A. Walsh

Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer

Toronto, Ontario, Canada

February 7, 2024

Management proxy circular	131

Our awards

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Our awards At Scotiabank, we are proud of the recognition we receive every year for delivering exceptional client experiences, empowering every employee to succeed, and caring for our community and the environment. CANADIAN BANK BEST DOMESTIC INCLUDED IN GENDER OF THE YEAR PRIVATE BANK EQUALITY INDEX IN CANADA THE BANKER BLOOMBERG 2023 | 2022 | 2021 EUROMONEY GLOBAL 2023 | 2022 | 2021 | 2020 2020 | 2019 PRIVATE BANKING AWARDS 2019 | 2018 2023 BEST WORKPLACES™ DIGITAL CANADA’S BEST BANK IN CANADA TRANSFORMATION FOR SUSTAINABLE AWARD – LARGE FINANCE GREAT PLACE TO WORK® PRIVATE SECTOR 2023 | 2022 | 2021 | 2020 GLOBAL FINANCE CATEGORY 2023 IT WORLD 2023 OUTSTANDING TOP 25 MOST DIVERSE RANKED TOP 4% OF LEADERSHIP IN AND INCLUSIVE BANKS GLOBALLY FOR SUSTAINABILITY COMPANIES SUSTAINABILITY TRANSPARENCY PERFORMANCE REFINITIV DIVERSITY GLOBAL FINANCE AND INCLUSION INDEX DOW JONES SUSTAINABILITY 2023 | 2022 | 2021 2023 NORTH AMERICA INDEX 2023 Trademarks are property of their respective owners.

HOW TO CONTACT US

INVESTORS	Investor Relations, Finance Department Scotiabank 40 Temperance Street, Toronto, Ontario Canada M5H 0B4 Tel: (416) 775-0798 Email: investor.relations@scotiabank.com

CUSTOMERS

Contact your branch/service centre manager first.

If your matter is not resolved, contact:

Escalated Customer Concerns Office

Scotiabank

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Canada  M5H 1H1

Tel: (416) 933-1700 or toll free 1-877-700-0043

Email:escalatedconcerns@scotiabank.com

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PO Box 43078

Providence, RI, USA 02940-3078

CORPORATE GOVERNANCE MATTERS	Corporate Governance Office Scotiabank 40 Temperance Street, Toronto, Ontario Canada M5H 0B4 Tel: (416) 866-3672 Email: corporate.secretary@scotiabank.com

INDEPENDENT DIRECTORS	Chair of the Board Scotiabank 40 Temperance Street, Toronto, Ontario Canada M5H 0B4 Email: chair.board@scotiabank.com

EXECUTIVE COMPENSATION MATTERS	Chair, Human capital and compensation committee Scotiabank 40 Temperance Street, Toronto, Ontario Canada M5H 0B4 Email: executive.compensation@scotiabank.com

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management’s discussion and analysis (MD&A) are available on our website (scotiabank.com).

If you are a shareholder and want to receive our quarterly financial statements and MD&A in 2024, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

Some households may receive multiple copies of our annual report because multiple registered shareholders live at the same address. If you are a registered shareholder, you can tell us not to send the annual report (containing the annual financial statements and MD&A) by marking the waiver box at the bottom of your proxy form.

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